Exhibit 2.3

AGREEMENT AND PLAN OF MERGER

by and among

RENTLYTICS, INC.,
REALPAGE, INC.,

RP NEWCO XXVI INC.,

FORTIS ADVISORS LLC,
in its capacity as Representative,

and
THE EQUITYHOLDERS party hereto

Dated as of October 11, 2018

iv

TABLE OF CONTENTS

(continued)
Page

3.25	Major Customers and Suppliers	40
3.26	Absence of Certain Business Practices	41
3.27	Bank Accounts, Powers of Attorney	41
3.28	No Competitor Technology; No Violation of Agreements with Certain Competitors	41
3.29	Preferences; Solvency	42
3.30	Disclosures	42

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY		43

4.1	Organizational Matters	44
4.2	Authority and Due Execution	44
4.3	Non-Contravention and Consents	44
4.4	Brokers’ and Finders’ Fees	45

Article V ADDITIONAL AGREEMENTS AND COVENANTS OF THE COMPANY AND THE EQUITYHOLDERS		45

5.1	Conduct of Business	45
5.2	Access and Information	47
5.3	Third Party Consents; Modifications and Termination of Contracts	47
5.4	Company Transaction Costs	48
5.5	Pay-Off Letters	48
5.6	Acquisition Proposals	48
5.7	Stockholder Approval	49
5.8	Reserved	49
5.9	Resignations of Directors and Officers	49
5.10	Employment Matters	49
5.11	Related-Party Transactions	49
5.12	Financial Statements	50

Article VI ADDITIONAL COVENANTS		50

6.1	Governmental Consents	50
6.2	Tax Covenants	50
6.3	Efforts to Consummate	52
6.4	Confidentiality	52
6.5	Company Insurance	54
6.6	General Release of All Claims	54
6.7	Notification of Certain Matters	55

Article VII CONDITIONS PRECEDENT		55

7.1	Conditions to Each Party’s Obligations	55
7.2	Conditions to Obligations of Parent and Merger Subsidiary	56
7.3	Conditions to Obligations of the Company and the Equityholders	58

Article VIII CLOSING		59

8.1	Closing	59
8.2	Actions to Occur at Closing	59

Article IX TERMINATION, AMENDMENT AND WAIVER		60

9.1	Termination	60

TABLE OF CONTENTS

(continued)
Page

9.2	Notice of Termination	61
9.3	Effect of Termination	61

Article X INDEMNIFICATION		61

10.1	Indemnification	61
10.2	Defense of Third Party Claims	61
10.3	Direct Claims	62
10.4	No Circular Recovery; No Contribution	62
10.5	Procedures for Claims; Payment of Holdback Cash Consideration	62
10.6	Limits on Liability	63
10.7	Exclusive Remedy	65
10.8	Offset	65

Article XI THE REPRESENTATIVE		66

11.1	Authorization of the Representative	66
11.2	Compensation; Exculpation; Indemnity	68

Article XII GENERAL PROVISIONS		69

12.1	Survival of Representations, Warranties, and Covenants	69
12.2	Reasonable Efforts; Further Assurances	70
12.3	No Waiver Relating to Certain Claims	70
12.4	Amendment and Modification	70
12.5	Waiver of Compliance	70
12.6	Severability	70
12.7	Expenses and Obligations	71
12.8	Parties in Interest	71
12.9	Notices	71
12.10	Counterparts	72
12.11	Reserved	72
12.12	Entire Agreement	72
12.13	Public Announcements	72
12.14	Attorneys’ Fees	72
12.15	Binding Effect; Assignment	73
12.16	Governing Law	73
12.17	Resolution of Disputes	73
12.18	Specific Performance	73
12.19	Rules of Construction	74

EXHIBITS and SCHEDULES
Exhibit A    —    Defined Terms
Exhibit B    —    Form of Significant Owner Agreement
Exhibit C    —    Amended and Restated Certificate of Incorporation of Surviving Corporation
Exhibit D    —    Amended and Restated Bylaws of Surviving Corporation
Exhibit E    —    Form of Letter of Transmittal, Release and Joinder for Stockholders
Exhibit F    —    Form of Company Legal Opinion
Exhibit G    —    Form of Employment Documentation
Exhibit H    —    Form of Certificate of Merger
Exhibit I-1    —    Form of Acknowledgement, Release and Joinder for Vested Option Holders

Exhibit I-2	— Form of Acknowledgement, Release and Joinder for Management Carveout Participants
Exhibit I-3    —    Form of Acknowledgement and Release for Promised Option Holders

Schedule 2.11    —    Form of Payment Spreadsheet
Schedule 2.13    —    Example of Working Capital
Schedule 3.28(a)    —    Specified Competitors
Schedule 5.3(a)    —    Consents
Schedule 5.3(b)    —    Contract Terminations, Modifications and Amendments
Schedule 5.3(c)    —    Notices
Schedule 5.5    —    Certain Loan Agreements and Indebtedness
Schedule 5.11    —    Related Party Transactions
Schedule 6.5    —    Company Insurance
Schedule 7.2(d)    —    Required Consents
Schedule 7.2(e)     —    Required Modifications
Schedule 10(v)    —    Specified Persons
Schedule 10(vi)    —    Specified Contract

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 11, 2018, is made by and among Rentlytics, Inc., a Delaware corporation (the “Company”), RealPage, Inc., a Delaware corporation (“Parent”), RP Newco XXVI Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”), Fortis Advisors LLC, a Delaware limited liability company, in its capacity as Representative (as hereinafter defined), and each of the Equityholders who have executed this Agreement (whether on the date hereof or by execution of a Joinder to this Agreement pursuant to a Letter of Transmittal or Acknowledgement and Release).
RECITALS
WHEREAS, the Company has engaged and currently engages in the business of providing real estate managers, investors, lenders, developers, operators, owners and fund managers business intelligence and data analytics software and services, including data aggregation, reporting, collaboration and renovation management software (collectively, the “Business”);
WHEREAS, the Stockholders collectively are the record and beneficial owners of issued and outstanding capital stock of the Company;
WHEREAS, the Boards of Directors of the Company, Parent and Merger Subsidiary deem it advisable and in the best interest of their respective stockholders to consummate the transactions contemplated in this Agreement on the terms and subject to the conditions provided for herein;
WHEREAS, in furtherance thereof it is proposed that the acquisition be accomplished by the merger of Merger Subsidiary with and into the Company, with the Company being the surviving corporation, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);
WHEREAS, the Boards of Directors of the Company, Parent and Merger Subsidiary have each approved and declared the advisability of this Agreement, the Merger (as hereinafter defined) and the other transactions contemplated herein;
WHEREAS, it is a condition to the obligations of Parent and Merger Subsidiary to close the Merger and other transactions contemplated herein that the holders of no less than 95% of the shares of Common Stock and Preferred Stock of the Company outstanding on the date of this Agreement adopt this Agreement, the Merger and the other transactions contemplated herein (the “Requisite Stockholder Approval”);
WHEREAS, concurrent with the execution and delivery of this Agreement, and as a material inducement to Parent and Merger Subsidiary to enter into this Agreement, (i) each Significant Owner (as hereinafter defined) has executed and delivered to Parent a Significant Owner Agreement in the form of Exhibit B hereto (the “Significant Owner Agreement”) to be effective upon the Closing and (ii) each of Justin Alanis, Roger Muckenfuss, Remington Blaize Wallace and Stephen Drydahl (collectively, the “Key Employees”), has executed and delivered to Parent the Employment Documentation applicable to such Key Employee in the form of Exhibit G hereto (the “Employment Documentation”); and
WHEREAS, the Company, Parent and Merger Subsidiary desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
AGREEMENTS
NOW, THEREFORE, for and in consideration of the promises and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions hereinafter set forth, the parties hereto, intending to be legally bound hereby, agree as follows:

Article I
DEFINED TERMS
1.1    Definitions.  Unless otherwise specified, all capitalized terms used in this Agreement have the meanings set forth on Exhibit A.
ARTICLE II
THE MERGER
2.1    Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged with and into the Company (the “Merger”) in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the DGCL. Following the Merger, the Company shall continue as the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and the separate corporate existence of Merger Subsidiary shall cease.
2.2    Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement, the Company, Parent and Merger Subsidiary shall cause a Certificate of Merger meeting the requirements of Sections 103 and 251 of the DGCL in substantially the form of Exhibit H (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL on the Closing Date. The Merger shall be deemed effective at the time the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (the “Effective Time”).
2.3    Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the separate existence of Merger Subsidiary will cease and, without other transfer, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Subsidiary shall become the debts, liabilities, obligations and duties of the Surviving Corporation as if the Surviving Corporation had itself incurred them.
2.4    Certificate of Incorporation and Bylaws.  The certificate of incorporation and bylaws of the Surviving Corporation shall be amended and restated in their entirety as of the Effective Time to be identical to the forms attached hereto as Exhibits C and D, respectively, until thereafter duly amended in accordance with Applicable Laws and as provided in such amended and restated certificate of incorporation and bylaws, respectively.
2.5    Directors and Officers.  The directors and officers of Merger Subsidiary immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the amended and restated certificate of incorporation and bylaws of the Surviving Corporation, respectively, until their resignation, removal or replacement.
2.6    Authorization to Act on behalf of Merger Subsidiary and the Company.  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are reasonably necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights or assets of either Merger Subsidiary or the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of Merger Subsidiary and the Company or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in such names and on such behalves or otherwise, all such other actions and things as may be reasonably necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

2.7    Conversion of Outstanding Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of any party:
(a)    Each share of common stock, par value $0.0001 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of common stock, par value $0.0001 per share, of the Surviving Corporation, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Surviving Corporation’s common stock.
(b)    Each share of Preferred Stock outstanding immediately prior to the Effective Time (each, an “Outstanding Preferred Share” and collectively, the “Outstanding Preferred Shares”) (i) shall automatically be converted into the right to receive payments in the amount(s) and in the manner set forth in this Article II and Section 10.5(b), if any, and (ii) shall otherwise cease to be outstanding, shall be canceled and retired and cease to exist; provided, that Dissenting Shares shall not be so converted or represent the right to receive the foregoing consideration, but the holders of such Dissenting Shares shall be entitled to only such rights as are set forth in Section 2.9.
(c)    Each share of Common Stock outstanding immediately prior to the Effective Time (each, an “Outstanding Common Share” and collectively, the “Outstanding Common Shares”) (i) shall be converted into the right to receive payments in the amount(s) and in the manner set forth in this Article II and Section 10.5(b), if any, and (ii) shall otherwise cease to be outstanding, shall be canceled and retired and cease to exist; provided, that Dissenting Shares shall not be so converted or represent the right to receive the foregoing consideration, but the holders of such Dissenting Shares shall be entitled to only such rights as are set forth in Section 2.9.
(d)    Each share of Common Stock and Preferred Stock held in the treasury of the Company, if any, immediately prior to the Effective Time shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.
2.8    Treatment of Company Options.  At the Effective Time, in accordance with the terms of the Company Stock Plan (including Section 8(b) of the Company Stock Plan) and this Agreement, and without any action on the part of any Vested Option Holder or holder of Unvested Options, (x) each Vested Option shall (a) be canceled and retired and cease to exist and (b) thereafter represent only the right to receive payments in the amount(s) and in the manner set forth in this Article II and Section 10.5(b), if any, and (y) each Unvested Option shall be terminated, canceled and retired and cease to exist without any payment therefor.
2.9    Dissenters’ Rights.
(a)    Promptly following the receipt by the Company of written consents of Stockholders constituting the Requisite Stockholder Approval, the Company shall provide each record holder of Common Stock who shall not have voted in favor of the Merger or consented thereto in writing, with notice (such notice to be subject to Parent’s review and consent) of such holder’s appraisal rights pursuant to Section 262 of the DGCL and Chapter 13 of the CCC (if and to the extent applicable). The Company shall give Parent prompt notice of any demands for appraisal pursuant to Section 262 of the DGCL or Chapter 13 of the CCC received by the Company from any Stockholders, withdrawals of such demands and any other instruments served pursuant to the DGCL or CCC and received by the Company in connection therewith. No later than 10 days following the date on which the Effective Time occurs, the Surviving Corporation shall provide notice of the Effective Time to each holder of Dissenting Shares (as hereinafter defined).
(b)    Notwithstanding any provision of this Agreement to the contrary, no Outstanding Shares that are held immediately prior to the Effective Time by holders who have neither voted in favor of the Merger nor consented thereto in writing and who have demanded and perfected the right, if any, for appraisal of such Outstanding Shares in accordance with the applicable provisions of the DGCL or the CCC (if and to the extent applicable) and have not withdrawn or lost such right to appraisal (collectively, the “Dissenting Shares”) shall be converted into or represent a right to receive the consideration for such shares set forth in this Agreement, but the holder of such Dissenting Shares shall only be entitled to such appraisal rights as are granted by the DGCL or the CCC (if and to the extent applicable). If a holder of Outstanding Shares who demands appraisal of such Outstanding Shares under the DGCL or CCC shall thereafter effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal with respect to such Outstanding Shares, then, as of the occurrence of such withdrawal or loss, each such Outstanding Share shall be deemed to have been converted into and represent only the right to receive, in accordance with Section 2.7 (Conversion of Outstanding Shares) and 2.11 (Payments), the consideration for such shares set forth in this Article II and Section 10.5(b) (Distributions), if any. The Company shall promptly provide notice to Parent of any demands received by the Company for appraisal of any Outstanding Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company will not voluntarily make any payment with respect to any demands made under Section 262 of the DGCL or Chapter 13 of the CCC, and will not, except with Parent’s prior written consent, settle or offer to settle any such demands; it being agreed that following the Effective Time the Surviving Corporation will have the exclusive right to make any payments with respect to any such demands, and to settle or offer to settle any such demands.
2.10    Closing of Transfer Books.  From and after the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Common Stock or Preferred Stock shall thereafter be made. From and after the Effective Time, the holders of Certificates evidencing ownership of Outstanding Shares immediately prior to the Effective Time shall cease to have any rights with respect to such Outstanding Shares, except as otherwise provided for in this Agreement or by Applicable Law.
2.11    Payments.
(a)    Payment Spreadsheet. At least three Business Days prior to the Closing, the Company shall deliver to Parent a spreadsheet in substantially the form of Schedule 2.11 attached hereto (the “Payment Spreadsheet”), duly certified by the Chief Executive Officer or Chief Operating Officer of the Company, setting forth the following information, in a form reasonably satisfactory to Parent (and consistent with the Closing Date Balance Sheet):
(i)    the Company’s good faith calculation of the Estimated Merger Consideration and each component of the Estimated Merger Consideration;
(ii)    the information with respect to the Estimated Company Transaction Costs required by Section 5.4;
(iii)    the information with respect to the Estimated Indebtedness as required by Section 5.5; and
(iv)    with respect to each Equityholder and Promised Option Holder as of the Closing Date: (A) the name, address and (to the extent available) email address of such Equityholder and Promised Option Holder, (B) the number and class of all Outstanding Shares and Vested Options held by such Equityholder, (C) the aggregate Per Share Closing Consideration allocable to each Stockholder in respect of such Stockholder’s Outstanding Shares, (D) the amount of Vested Option Payments allocable to each Vested Option Holder in respect of such Vested Option Holder’s Vested Options, (E) the amount of the Management Carveout Payment allocable to each Management Carveout Participant, (F) the amount of the Promised Option Payment allocable to each Promised Option Holder, (G) each Equityholder’s Applicable Holdback Percentage, (H) each Equityholder’s Applicable Percentage, (I) whether there is any required withholding on account of Taxes with respect to such Equityholder’s portion of the Net Closing Merger Consideration or such Promised Option Holder’s Promised Option Payment, and, with respect to each Stockholder, the amount of any such withholding with respect to payment for such Stockholder’s Outstanding Shares, and (J) the wire transfer instructions of such Equityholder and Promised Option Holder with respect to the payments to be made by Parent pursuant to Section 2.11(b).
Parent and, following the Closing, the Company, may rely on the instructions of the Representative for distributions of cash and shall have no responsibility or liability with respect thereto. Parent shall make distributions of cash after the Closing to the Equityholders in the same form and in accordance with the same wiring instructions or delivery addresses, as applicable, as such distributions were made to each such Equityholder in connection with the Closing (as set forth in the Payment Spreadsheet), except as otherwise indicated in any update delivered to Parent by the Representative to reflect any assignments or other changes in factual information. Upon Parent making each aggregate payment required of it under this Agreement to the Equityholders in accordance with the final Payment Spreadsheet delivered by the Company prior to the Closing as provided herein, Parent shall have fulfilled its obligations with respect to such payments. Parent shall have no liability (whether directly or indirectly through the Company following the Closing) whatsoever with respect to the allocation of the distribution of the payments of the Merger Consideration among the Equityholders. No party to this Agreement shall take any tax or other position that is contrary to the allocations set forth in the Payment Spreadsheet unless otherwise required by Applicable Law.
(b)    Closing Payments. On the terms and subject to the conditions of this Agreement, at the Closing:
(i)    Parent shall pay or cause to be paid, by wire transfer of immediately available funds, at the direction and for the benefit of the Company and the Equityholders, the Estimated Indebtedness to each creditor set forth on Schedule 5.5, to an account designated by such creditor in such creditor’s duly executed and delivered Pay-Off Letter, in the amount of Indebtedness specified in such creditor’s Pay-Off Letter and the Payment Spreadsheet;
(ii)    Subject to Section 12.7 (Expenses and Obligations), Parent shall pay or cause to be paid, by wire transfer of immediately available funds, at the direction and for the benefit of the Company and the Equityholders, all Estimated Company Transaction Costs specified in the Payment Spreadsheet, and such payments shall be made to such account or accounts as are designated by the Company in accordance with Section 5.4 (Company Transaction Costs) and the Payment Spreadsheet;
(iii)    Subject to Sections 2.7 (Conversion of Outstanding Shares), 2.9 (Dissenters’ Rights), 2.11(d) (Withholding), Parent shall pay or cause to be paid, by wire transfer of immediately available funds, to each Stockholder that delivers a completed and duly executed letter of transmittal in the form attached hereto as Exhibit E (each, a “Letter of Transmittal”) and a Certificate for cancellation (or an affidavit of lost Certificate as contemplated in the Letter of Transmittal) to Parent or its designee on or prior to the Closing Date, such Stockholder’s Applicable Percentage of the Net Closing Merger Consideration attributable to the Outstanding Shares represented by such Certificate(s) (or affidavit(s), as applicable), delivered by such Stockholder as set forth on the Payment Spreadsheet;
(iv)    Parent shall retain from the Net Closing Merger Consideration, at the direction and for the benefit of the Equityholders, an amount equal to the Vested Option Payment Amount, and pay or cause to be paid, pursuant to a special payroll (or, with respect to a Vested Option Holder that is not a current or former employee of the Company, by wire transfer of immediately available funds to the account designated in the Payment Spreadsheet) on or promptly following the Closing Date (subject to Section 2.11(d) (Withholding)), to each Vested Option Holder that delivers a completed and duly executed Acknowledgement, Release and Joinder in the form attached hereto as Exhibit I-1 to Parent or its designee at least two Business Days prior to the Closing Date, in respect of each Vested Option held by such Vested Option Holder, an amount equal to the product of (A) the Per Share Closing Consideration minus the per share exercise price applicable to such Vested Option and (B) the number of shares subject to such Vested Option, (subject to Section 2.11(d) (Withholding)), as set forth on the Payment Spreadsheet (each such amount, a “Vested Option Payment”);

(v)    Parent shall retain from the Net Closing Merger Consideration, at the direction and for the benefit of the Equityholders, an amount equal to the Management Carveout Payment Amount, and pay or cause to be paid, pursuant to a special payroll on or promptly following the Closing Date (subject to Section 2.11(d) (Withholding)), to each Management Carveout Participant that delivers a completed and duly executed Acknowledgement, Release and Joinder in the form attached hereto as Exhibit I-2 to Parent or its designee at least two Business Days prior to the Closing Date, the amount of such Management Carveout Participant’s Management Carveout Payment (subject to Section 2.11(d) (Withholding)), as set forth on the Payment Spreadsheet;
(vi)    Subject to Section 2.11(d) (Withholding), Parent shall retain from the Merger Consideration, at the direction and for the benefit of the Company and the Equityholders, an amount equal to the Promised Option Payments Amount, and pay or cause to be paid, pursuant to scheduled special payroll on or promptly following the Closing Date (subject to Section 2.11(d) (Withholding)), to each Promised Option Holder that delivers a completed and duly executed Acknowledgement and Release in the form attached hereto as Exhibit I-3 to Parent or its designee at least two Business Days prior to the Closing Date, the amount of such Promised Option Holder’s Promised Option Payment (subject to Section 2.11(d) (Withholding)), as set forth on the Payment Spreadsheet; and
(vii)    Parent shall pay or cause to be paid, by wire transfer in immediately available funds, at the direction and for the benefit of the Equityholders, an amount equal to $500,000 (the “Expense Fund Amount”) into an expense account designated in writing by the Representative no later than three Business Days prior to the Closing, which account that shall be used to pay expenses incurred by the Representative and will be managed by the Representative (the “Expense Fund Account”).
(c)    Post-Closing Parent Payments. From and after the Closing, Parent shall (and in any event within 10 Business Days after receipt shall) pay or cause to be paid, subject to Section 2.7 (Conversion of Outstanding Shares), 2.9 (Dissenters Rights), 2.11(d) (Withholding), to each Stockholder that delivers a completed and duly executed Letter of Transmittal and all applicable Certificates for cancellation (or an affidavit of lost Certificate as contemplated in the Letter of Transmittal) to Parent or its designee at any time after the Closing Date, the amount (without interest) that would have been payable to such Stockholder pursuant to Section 2.11(b)(iii) (as set forth in the Payment Spreadsheet) if such Stockholder had delivered such documents on or prior to the Closing Date. From and after the Closing, Parent shall pay or cause to be paid, pursuant to Parent’s next special payroll cycle in accordance with Parent’s standard payroll practices (including funding of the payroll processor) (or, with respect to a Vested Option Holder that is not a current or former employee of the Company, by wire transfer of immediately available funds to the account designated in the Payment Spreadsheet), subject to Section 2.11(d) (Withholding), to each Vested Option Holder, Management Carveout Participant and Promised Option Holder that delivers a completed and duly executed Acknowledgement and Release to Parent or its designee at any time after two Business Days prior to the Closing Date and at least two Business Days prior to the applicable payroll processing date, the amount (without interest) that would have been payable to such Vested Option Holder pursuant to Section 2.11(b)(iv), to such Management Carveout Participant pursuant to Section 2.11(b)(v) or to such Promised Option Holder pursuant to Section 2.11(b)(vi) (in each case, as set forth in the Payment Spreadsheet) if such Vested Option Holder, Management Carveout Participant or Promised Option Holder, as applicable, had delivered such documents two Business Days prior to the Closing Date. Any other payments (including disbursements of the Holdback Cash Consideration), if any, to be made to the Equityholders following the Closing shall be made to the Representative (or a paying agent engaged by the Representative (the “Paying Agent”)) for the benefit of such Equityholders, and shall be paid by the Representative or such Paying Agent to the Equityholders in accordance with their Applicable Holdback Percentages.
(d)    Withholding. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Equityholder or Promised Option Holder pursuant to this Article II and Section 10.5(b), amounts that the Surviving Corporation or Parent, as the case may be, is required to deduct and withhold with respect to payment under any provision of federal, state or local income Tax law. To the extent such amounts were so deducted or withheld, such amounts shall be (i) treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid and (ii) timely remitted by each payor to the applicable Governmental Entity. In the case of any amounts withheld, the withholding party shall promptly provide to the Equityholder(s) or the Promised Option Holder(s) from whom such amounts were withheld written confirmation of the amount so withheld and, upon payment of such withheld amounts to the applicable Governmental Entity, of such payment. No interest shall accrue or be paid on the cash payable upon the delivery of Certificates. Parent and the Stockholders acknowledge that the payments made to the Stockholders in respect of Outstanding Shares pursuant to Section 2.11 are intended to constitute consideration for the Stockholders’ shares of capital stock of the Company and not compensation for any services rendered or to be rendered at any time by any Stockholder. Parent and the Equityholders acknowledge that the Company’s portion of any withholding required to be paid in connection with the payments to Vested Option Holders, Promised Option Holders and Management Carveout Participants under this Agreement shall be treated as Company Transaction Costs incurred immediately prior to the Closing (which amount shall be reflected as an accrued liability in the Estimated Working Capital and Final Working Capital).
(e)    Dissenting Share Payments. Any amounts to be paid to a Stockholder that are attributable to a Dissenting Share shall be available to pay the fair value of such Dissenting Share for which appraisal rights are perfected pursuant to Section 262 of the DGCL or Chapter 13 of the CCC.
(f)    Aggregate Payments. Notwithstanding anything to the contrary, the aggregate cash payments to the Equityholders pursuant to this Article II shall not exceed the Net Closing Merger Consideration.
2.12    Holdback Cash Consideration.  Parent shall retain the Holdback Cash Consideration, which will constitute partial security for the satisfaction of the indemnity and other obligations under this Agreement. Parent shall be entitled but not obligated to retain and subtract from the Holdback Cash Consideration (a) the amount, if any, to which Parent is entitled pursuant to Section 2.14(c) and (b) any Indemnified Losses for which an Indemnified Party is entitled to indemnification pursuant to Article X. The parties hereby acknowledge and agree that they intend that no portion of the Holdback Cash Consideration payable to an Equityholder shall be treated as constructively received by such Equityholder for tax reporting purposes at the Effective Time. The Holdback Cash Consideration shall be constructively received by the Equityholders if and when paid pursuant to Section 10.5(b). The parties shall execute and file all U.S. federal, state, local or foreign income Tax Returns in a manner consistent with the preceding sentence unless otherwise required by a change in applicable Law following the Effective Time.
2.13    Closing Adjustment Amount.  The Merger Consideration shall be subject to adjustment at and after the Closing as specified in this Section 2.13 and as specified in Section 2.14. No less than ten days prior to the Closing Date, the Company shall provide a written certificate to Parent (the “Pre-Closing Statement”), which sets forth (a) an estimated balance sheet of the Company as of the Closing Date (the “Closing Date Balance Sheet”), prepared in accordance with GAAP consistently applied with the Company’s past accounting practices and in good faith, (b) the Company’s good faith estimate of (i) the Working Capital of the Business as of the Closing Date (the “Estimated Working Capital”), determined in accordance with GAAP consistently applied with the Company’s past accounting practices, which past practices are reflected in Schedule 2.13, (ii) the Indebtedness of the Company as of the Closing Date (the “Estimated Indebtedness”), (iii) the Closing Cash (the “Estimated Closing Cash”), and (iv) the amount of the Company Transaction Costs as of the Closing Date (the “Estimated Company Transaction Costs”) and (c) a calculation of the Estimated Merger Consideration. The target Working Capital at Closing shall be $156,590 (“Target Working Capital”). If the Target Working Capital exceeds the Estimated Working Capital, then the amount of the Estimated Merger Consideration shall be reduced by the amount of such excess (the “Closing Adjustment Amount”). Parent and its representatives, including Parent’s independent accountants, will be entitled to review all work papers of the Company and its representatives, including its independent accountants, relating to the Closing Date Balance Sheet and the Pre-Closing Statement. If Parent disputes the Closing Date Balance Sheet or the Pre-Closing Statement (or any portion thereof) prior to the Closing Date, then Parent and the Company will negotiate in good faith to resolve any such dispute at or prior to the Closing Date.

2.14    Final Working Capital.
(a)    Not later than 120 days after the Closing Date, Parent or the Surviving Corporation shall deliver to the Representative (i) a statement (the “Closing Statement”) setting forth Parent’s determination of (A) the Working Capital of the Company as of the Closing Date determined in accordance with the methodology described in Schedule 2.13 (“Final Working Capital”), (B) the Indebtedness of the Company as of the Closing Date (the “Final Indebtedness”), (C) the Closing Cash (the “Final Closing Cash”), (D) the amount of the Company Transaction Costs as of the Closing Date (the “Final Company Transaction Costs”) and (E) a calculation of the Working Capital Shortfall, if any, and (F) a calculation of the Adjusted Merger Consideration and (ii)  such work papers and other documents and information as are reasonably necessary to demonstrate the manner in which the foregoing were calculated (the “Support Documentation”).
(b)    The Representative shall, within 30 days following Parent’s or the Surviving Corporation’s delivery of the Closing Statement to the Representative, accept or reject the Final Working Capital, Final Indebtedness, Final Closing Cash, Final Company Transaction Costs, Working Capital Shortfall and Adjusted Merger Consideration calculations submitted by Parent or the Surviving Corporation. If the Representative has not delivered to Parent written notice (the “Objection Notice”) of its objections to the calculation of the Final Working Capital, Final Indebtedness, Final Closing Cash, Final Company Transaction Costs, Working Capital Shortfall or Adjusted Merger Consideration (such Objection Notice must contain a statement describing in reasonable detail the nature of the objections and the bases therefor), then the Closing Statement and calculation of the Working Capital Shortfall and the Adjustment Merger Consideration shall be deemed final, binding and conclusive for all purposes hereunder. If the Representative delivers the Objection Notice within such 30-day period, then Parent and the Representative shall endeavor in good faith to resolve the objections, for a period not to exceed 15 days from the date of receipt by Parent of the Objection Notice, and if the parties so resolve all disputes, the Closing Statement and calculation of the Working Capital Shortfall and Adjusted Merger Consideration, as amended to the extent necessary to reflect the resolution of the dispute, shall be final, conclusive and binding on Parent, the Equityholders and the Representative for all purposes hereunder. For the avoidance of doubt, the Objection Notice may include revisions to the estimated amounts contained in the Pre-Closing Statement; provided, however, that even if the Arbitrator agrees with the amounts contained in the Objection Notice, in no event shall the Adjusted Merger Consideration exceed the Estimated Merger Consideration. If at the end of the 15-day period there are any objections that remain in dispute, then the remaining objections in dispute shall be submitted for resolution to an independent accounting firm of recognized national standing that is mutually agreeable to Parent and the Representative (the “Arbitrator”). The Arbitrator shall determine any unresolved items within 30 days after the objections that remain in dispute are submitted to it. If any remaining objections are submitted to the Arbitrator for resolution, (i) each party shall furnish to the Arbitrator such work papers and other documents and information relating to such objections as the Arbitrator may request and are available to that party (or its independent public accountants) and will be afforded the opportunity to present to the Arbitrator any material relating to the determination of the matters in dispute and to discuss such determination with the Arbitrator, (ii) to the extent that a value has been assigned to any objection that remains in dispute, the Arbitrator shall not assign a value to such objection that is greater than the greatest value for such objection claimed by either party or less than the smallest value for such objection claimed by either party, (iii) the determination by the Arbitrator as set forth in a written notice delivered to both parties by the Arbitrator, shall be made in accordance with this Agreement and shall be binding and conclusive on the parties and shall constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereof, and (iv) the fees and expenses of the Arbitrator shall be paid by Parent, on the one hand, and the Equityholders, on the other hand, based on the inverse of the percentage that the Arbitrator’s determination bears to the aggregate claimed value of each party’s respective position in relation to the aggregate value for such matters in dispute. All proceedings conducted by the Arbitrator shall take place in Denver, Colorado. Notwithstanding anything to the contrary, the parties agree that the scope of the Arbitrator’s review shall be limited to the items in dispute that are submitted to it in connection with the calculations of the Working Capital Shortfall and the Adjusted Merger

Consideration (and the components thereof). This provision for arbitration shall be specifically enforceable by Parent or the Representative and the decision of the Arbitrator in accordance with the provisions hereof shall be final and binding with respect to the matters so arbitrated and there shall be no right of appeal therefrom. Except as provided in the last sentence of Section 2.14(c), nothing in this Section 2.14 shall limit the Indemnified Parties’ rights to indemnification under this Agreement or any other rights or remedies available to such parties.
(c)    If (i) the Final Working Capital (as finally determined in accordance with Section 2.14(b)) is less than the Estimated Working Capital and the Estimated Working Capital is equal to or less than the Target Working Capital, then the Adjusted Merger Consideration shall be reduced by an amount equal to the difference between the Estimated Working Capital and the Final Working Capital, or (ii) the Final Working Capital (as finally determined in accordance with Section 2.14(b)) is less than the Estimated Working Capital and the Estimated Working Capital is greater than the Target Working Capital, then the Adjusted Merger Consideration shall be reduced by the amount by which the Target Working Capital exceeds the Final Working Capital (such difference, as the case may be, is referred to herein as the “Working Capital Shortfall”). If the Adjusted Merger Consideration is less than the Estimated Merger Consideration (the “Adjustment Amount”), then Parent may seek recovery from the Holdback Cash Consideration of the Adjustment Amount. Parent’s right to recover the Adjustment Amount from the Holdback Cash Consideration shall be without reference to or meeting any Threshold requirement, notwithstanding the provisions of Section 10.6(a). To the extent permitted under Applicable Law, the parties will treat (and will cause each of their respective Affiliates to treat) any amounts payable with respect to any Adjustment Amount as an adjustment to the Merger Consideration. For clarity, the process set forth in Section 2.13 and Section 2.14 shall be the exclusive method of Parent, the Equityholders and the Representative for resolving disputes related to the Working Capital, the Pre-Closing Statement, the Closing Statement and any amounts set forth therein.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Disclosure Schedule, the Company represents and warrants to Parent and Merger Subsidiary and to and for the benefit of the Indemnified Parties, as of the date hereof and as of the Effective Time, as follows (with the understanding and acknowledgement that Parent and Merger Subsidiary would not have entered into this Agreement without being provided with the representations and warranties set forth herein, and that these representations and warranties constitute an essential and determining element of this Agreement):
3.1    Organizational Matters.
(a)    Organization, Standing and Power to Conduct Business. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified and in good standing to do business (with respect to jurisdictions that recognize that concept) in each of the jurisdictions set forth in Section 3.1(a) of the Disclosure Schedule, and such jurisdictions represent each jurisdiction in which the nature of the Company’s business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not materially impair the ability of the Company to conduct its business operations. The Company has no operations in jurisdictions outside the United States.
(b)    Charter Documents. The Company has delivered to Parent true and complete copies of the certificate of incorporation and bylaws of the Company, in each case as amended to date and currently in effect (such instruments and documents, the “Company Charter Documents”). The Company is not in violation of any of the provisions of the Company Charter Documents.

(c)    Subsidiaries. The Company does not have any subsidiaries and does not own, hold or have any interest in or right to acquire capital stock or other Equity Interests or ownership interests in any entity.
(d)    Powers of Attorney. Except as set forth on Section 3.1(d) of the Disclosure Schedule, there are no outstanding powers of attorney executed by or on behalf of the Company.
3.2    Capital Structure.
(a)    Capital Stock.
(i)    The authorized capital stock of the Company consists only of 14,495,284 shares of Preferred Stock, par value $0.0001 per share, of which 6,530,672 shares of Preferred Stock are designated as “Series Seed Preferred Stock (the “Series Seed Preferred Stock”), 1,835,131 shares of Preferred Stock are designated as “Series A-1 Preferred Stock” (the “Series A-1 Preferred Stock”) and 6,129,481 shares of Preferred Stock are designated as “Series A Preferred Stock” (the “Series A Preferred Stock”) and 30,500,000 shares of Common Stock, par value $0.0001 per share.
(ii)    At the date hereof, (A) there are (1) 6,530,672 shares of Series Seed Preferred Stock, (2) 1,835,131 shares of Series A-1 Preferred Stock, (3) 5,963,819 shares of Series A Preferred Stock, and (4) 10,895,084 shares of Common Stock, in each case issued and outstanding; and (B) the Company has no other issued or outstanding shares of capital stock. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid, non-assessable and not subject to any preemptive rights.
(iii)    No shares of Common Stock, Preferred Stock or other capital stock of the Company are held as treasury stock or are owned by the Company.
(iv)    Section 3.2(a)(iv) of the Disclosure Schedule sets forth a true and complete list of the holders of all the issued and outstanding shares of Common Stock and Preferred Stock and, as of the date of this Agreement, all issued and outstanding Vested Options and Unvested Options, showing the number of shares of Common Stock and Preferred Stock and Vested Options and Unvested Options held by each such holder.
(b)    Other Securities. Except as set forth in Section 3.2(b) of the Disclosure Schedule, there are no shares of capital stock or other Equity Interests or securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to (A) issue, convert, deliver or sell, or cause to be issued, delivered or sold, shares of capital stock, Equity Interests or other securities of the Company, (B) issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking or (C) issue or distribute to holders of any shares of capital stock of the Company any evidences of indebtedness or assets of the Company. The Company is not under any obligation to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution with respect thereto. The Company has furnished to Parent complete and accurate copies of the Company Stock Plan and forms of agreements used thereunder. All options set forth in Section 3.2(b) of the Disclosure Schedule have been granted pursuant to, and in accordance with the terms of, the Company Stock Plan, and the vesting schedule applicable to such options is set forth in Section 3.2(b) of the Disclosure Schedule. Except as set forth in Section 3.2(b) of the Disclosure Schedule, the Company has not promised or otherwise indicated an intention (whether orally or in writing) to grant to any employee, consultant or contractor of the Company or any other Person any options or other Equity Interests (including rights to participate in the Management Carveout Plan or any other similar interests) in the Company.
(c)    No Agreements. Other than as listed in Section 3.2(c) of the Disclosure Schedule and this Agreement, there are no agreements, written or oral, to which the Company is a party, relating to the issuance, acquisition (including rights of first refusal or preemptive rights), disposition, registration under the Securities Act of 1933, as amended (the “Securities Act”), or voting of the capital stock or other securities of the Company.
(d)    Compliance with Laws. All shares of Common Stock, Preferred Stock, and other rights to acquire capital stock or other securities of the Company have been issued in compliance with all applicable securities laws and all other Applicable Laws. The Board of Directors of the Company has not violated any fiduciary duties owed to the Company or to any holders of securities of the Company, whether in connection with the transactions contemplated in this Agreement or any other Transaction Document or otherwise.
(e)    Merger Consideration. No Person will be entitled to receive or have any claim to a portion of the Net Closing Merger Consideration, or any other payment or consideration as a result of the transactions contemplated in this Agreement or any other Transaction Document, other than the Equityholders as shown on Sections 3.2(a)(iv) and 3.2(b) of the Disclosure Schedule.
3.3    Authority and Due Execution.
(a)    Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated herein or therein. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company, and the consummation of the transactions contemplated herein or therein, have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company or to consummate the transactions contemplated herein or therein. Prior to the execution of this Agreement, the board of directors of the Company, in its capacity as the administrator of the Company Stock Plan, has adopted resolutions approving the treatment of the options issued pursuant to the Company Stock Plan as provided in Section 2.8.
(b)    Due Execution. This Agreement and each other Transaction Document to which the Company is a party has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, Merger Subsidiary and other parties hereto and thereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles (the “Remedies Exceptions”).
3.4    Non-Contravention and Consents.  Except as set forth in Section 3.4 of the Disclosure Schedule:
(a)    Non-Contravention. The execution and delivery of this Agreement and each other Transaction Document and the consummation of the transactions contemplated herein and therein by the Company do not, and the performance of this Agreement and each other Transaction Document by the Company will not, (i) conflict with or violate any provision of the Company Charter Documents, (ii) conflict with or violate any Applicable Laws, or (iii) except as set forth on Section 3.4(a)(iii) of the Disclosure Schedule, conflict with, result in any breach or acceleration of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of the Company, require redemption or repurchase or otherwise require the purchase or sale of any securities, or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any Contract, or result in the creation of a Lien on any of the properties or assets of the Company (including the Company’s capital stock).

(b)    Contractual Consents. Except as set forth in Section 3.4(b) of the Disclosure Schedule, no Consent under any Material Contract is required to be obtained in connection with the execution, delivery or performance of this Agreement or any other Transaction Document by the Company or the consummation of the transactions contemplated herein or therein.
(c)    Governmental Consents. No Consent of any national, state, municipal, provincial, county, local or foreign government, any instrumentality, subdivision, department, ministry, board, legislative body, court, administrative or regulatory agency, bureau or commission, or other governmental entity or instrumentality or political subdivision thereof, or any quasi-governmental or private body exercising any executive, legislative, judicial, administrative, regulatory, taxing, importing or other functions of or pertaining to a government (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery and performance of this Agreement or any other Transaction Document by the Company or the consummation of the transactions contemplated herein or therein, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and any required filing with the Secretary of State of the State of Delaware.
3.5    Financial Statements.
(a)    Financial Statements. Section 3.5(a) of the Disclosure Schedule sets forth the unaudited financial statements (consisting of a balance sheet, statement of operations and statement of cash flows) prepared by the Company for the years ended December 31, 2015, 2016 and 2017 and for the seven-month period ended July 31, 2018 (the “Most Recent Financial Statements”) (collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with the Company’s historic past practice throughout the periods involved, are true and correct in all material respects, and, except as set forth in Section 3.5(a) of the Disclosure Schedule, fairly and accurately present in all material respects the financial position, results of operations and cash flows of the Company as of the dates, and for the periods, indicated therein.
(b)    Absence of Liabilities. The Company has no liabilities, whether known or unknown, accrued, absolute, contingent, matured, unmatured, or otherwise and whether or not required to be reflected in financial statements prepared in accordance with GAAP, other than (i) as set forth in the Most Recent Financial Statements, (ii) liabilities incurred in the ordinary course of the bona fide performance of the business subsequent to the date of the Most Recent Financial Statements and (iii) obligations under contracts and commitments incurred in the ordinary course of the bona fide performance of the business described on Section 3.5(b) of the Disclosure Schedule that are not required under GAAP to be reflected in the Financial Statements or the Estimated Working Capital.
3.6    Indebtedness.  The Company does not have any Indebtedness of any type (whether accrued, absolute, contingent, matured or unmatured), except for: (i) Indebtedness set forth on the Most Recent Financial Statements, or (ii) Indebtedness described in reasonable detail in Section 3.6 of the Disclosure Schedule. The Company has made available to Parent and Merger Subsidiary a true, correct, and complete copy of each of the instruments and documents related to the items of Indebtedness required to be listed in Section 3.6 of the Disclosure Schedule. With respect to each item of Indebtedness, the Company is not in default and no payments are past due, and no circumstance exists that, with notice, the passage of time or both, could constitute a default by the Company under any item of Indebtedness. The Company has not received any notice of a default, alleged failure to perform or any offset or counterclaim with respect to any item of Indebtedness that has not been fully remedied and withdrawn. Other than as set forth in Section 3.6 of the Disclosure Schedule, the consummation of the transactions contemplated in this Agreement or any other Transaction Document to which the Company is a party will not cause a default, breach or an acceleration, automatic or otherwise, of any conditions, covenants or any other terms of any item of Indebtedness. The Company is not a guarantor or otherwise liable for any liability or obligation (including Indebtedness) of any other Person.
3.7    Litigation.  Except as disclosed on Section 3.7 of the Disclosure Schedule, there have not been in the last five years, and there currently are no claims, charges, complaints, actions, suits, settlements, hearings, investigations or proceedings, or governmental or regulatory inquiries (each, a “Legal Proceeding”), pending or, to the Knowledge of the Company, threatened against the Company or the Business. There have not been in the last five years, and currently are no Legal Proceedings initiated by the Company pending, or that the Company intends to initiate, against any other Person related to the Company, the Business or any Company Intellectual Property. The Company has not received any notice of a Legal Proceeding, nor, to the Knowledge of the Company, is any Legal Proceeding threatened, including with respect to a violation of securities laws, breach of fiduciary duty or similar violation by any of the respective directors, officers or employees of the Company (in their capacities as such). There is no injunction, judgment, decree or order binding upon or against the Company.
3.8    Taxes.
(a)    (i) All Tax Returns required to be filed by or with respect to the Company have been duly and timely filed; (ii) all items of income, gain, loss, deduction and credit or other items (“Tax Items”) required to be included in each such Tax Return have been so included and all such Tax Items and any other information provided in each such Tax Return are true, correct and complete in all respects; (iii) all Taxes owed by the Company or for which the Company may be liable that are or have become due have been timely paid in full; (iv) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax; (v) all Tax withholding and deposit requirements imposed on or with respect to the Company have been satisfied in full in all respects; (vi) there are no Liens (other than Permitted Encumbrances) on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax; and (vii) the Company is not liable in any respect for any Tax as a transferee or successor.
(b)    Section 3.8(b) of the Disclosure Schedule lists all federal, state, local and foreign income Tax Returns filed with respect to the Company for the six taxable years ending prior to the Closing Date, indicates those Tax Returns that have been audited, indicates those Tax Returns that are currently the subject of audit and indicates those Tax Returns whose audits have been closed. The Company has made available to Parent true and complete copies of all Tax Returns filed by the Company during the past six years and all correspondence to the Company from, or from the Company to, a Taxing Authority relating thereto.
(c)    There is no claim against the Company for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened with respect to any Tax Return of or with respect to the Company, and there is no reasonable factual or legal basis for the assessment of any deficiency or adjustment with respect to any Tax Return of or with respect to the Company, other than those disclosed (and to which are attached true and complete copies of all audit or similar reports) on Section 3.8(c) of the Disclosure Schedule. No Tax audits or administrative or judicial proceedings are being conducted, pending or threatened with respect to the Company, other than those disclosed (and to which are attached true and complete copies of all correspondence to or from the relevant Taxing Authority pertaining thereto) on Section 3.8(c) of the Disclosure Schedule. No claim has ever been made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation in that jurisdiction. There are no matters under discussion between the Company and any Tax Authority with respect to matters that could result in an additional amount of Tax.
(d)    Except as set forth in Section 3.8(d) of the Disclosure Schedule, there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Company or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to the Company.
(e)    The Company is not a party to or bound by any Tax allocation, sharing or indemnity agreements or arrangements (other than customary indemnification provisions contained in agreements with customers entered into in the ordinary course of business of the Company that do not primarily relate to Taxes).

(f)    Except as set forth in Section 3.8(f) of the Disclosure Schedule, none of the property of the Company is held in an arrangement that is or reasonably could be classified as a partnership for Tax purposes, and the Company does not own any interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in Section 1297 of the Code) or other entity the income of which is or could be required to be included in the income of the Company.
(g)    No property of the Company is “tax-exempt use property” (within the meaning of Section 168(h) of the Code) or “tax exempt bond financed property” (within the meaning of Section 168(g)(5) of the Code).
(h)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) election under Code Section 108(i) (or any corresponding or similar provision of state, local or foreign income Tax law).
(i)    The Company does not have any liability for the Taxes of any Person under Treasury Regulations Section 1.1502‑6 (or any corresponding or similar provisions of state, local or foreign Tax law), or as a transferee or successor, or by contract or otherwise. The Company is not and has never been a member of an affiliated, consolidated, combined or unitary group filing for federal or state income tax purposes.
(j)    The Company has not entered into any agreement or arrangement with any Taxing Authority that requires the Company to take any action or to refrain from taking any action. The Company is not a party to any agreement with any Taxing Authority that would be terminated or adversely affected as a result of the transactions contemplated in this Agreement.
(k)    The Company has not participated, within the meaning of Treasury Regulations Section 1.6011‑4(c), in any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder. The Company has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or foreign law).
(l)    There is no material property or obligation of the Company, including uncashed checks to vendors, customers, or employees, non‑refunded overpayments or unclaimed subscription balances or unapplied cash balances, that is escheatable to any state or municipality under any applicable escheatment laws, as of the date hereof or that may at any time after the date hereof become escheatable to any state or municipality under an applicable escheatment laws.
(m)    All payments by or to the Company comply with all applicable transfer pricing requirements imposed by any Taxing Authority, and the Company has made available to Parent accurate and complete copies of all transfer pricing documentation prepared pursuant to Treasury Regulation Section 1.6662‑6 (or any similar foreign statutory, regulatory, or administrative provision) by or with respect to the Company during the past five years.
(n)    The Company is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a Taxing Authority, and the consummation of the transactions contemplated in this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order.
(o)    The Company has not made any payments, is not obligated to make any payments, and is not a party to any plan or agreement that under certain circumstances could obligate it to make any payments that would not be deductible under Sections 280G (determined without regard to the exceptions contained in Sections 280G(b)(4) and 280G(b)(6)) or 404 of the Code.
(p)    The provision for Taxes set forth on the balance sheets included in the Financial Statements are sufficient for all accrued and unpaid Taxes, whether asserted or unasserted, contingent or otherwise, as of the dates thereof. The Company has not incurred any liabilities for Taxes since such dates (i) arising from extraordinary gains or losses, as that term is used in GAAP, (ii) outside the ordinary course of business, or (iii) inconsistent with past custom or practice.
(q)    The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated in this Agreement.
(r)    No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company (other than authorizations to contact Tax Return preparers that were included in Tax Returns filed by the Company).
(s)    All of the Company’s property that is subject to property Tax has been properly listed and described on the property tax rolls of the appropriate Taxing Authority for all periods prior to Closing and no portion of the Company’s property constitutes omitted property for property tax purposes.
(t)    The Company has not incurred (nor been allocated) an “overall foreign loss” as defined in Section 904(f)(2) of the Code that has not been previously recaptured in full as provided in Sections 904(f)(1) and/or 904(f)(3) of the Code.
(u)    The Company is not a party to a gain recognition agreement under Section 367 of the Code and the Treasury Regulations thereunder.
(v)    Section 3.8(v) of the Disclosure Schedule sets forth, for each Equityholder that acquired on or after January 1, 2015 shares of Company capital stock or any other security that would be deemed a “covered security” under Treasury Regulations §1.6045-1(a)(15), the name of such Person and, with respect to such shares or securities, the certificate numbers (if any), the adjusted basis and the original acquisition date.
(w)    Section 3.8(w) of the Disclosure Schedule sets forth the following information with respect to the Company: (a) the basis of the Company in its assets; (b) the amount of any net operating loss, net capital loss, unused investment, foreign, or other Tax credit and the amount of any limitation upon any of the foregoing; and (c) the amount of any deferred gain or loss allocable to the Company arising out of any deferred intercompany transaction as defined in Treas. Reg. § 1.1502-13 or any similar provision of applicable Law.
3.9    Property and Assets.
(a)    Personal Property. The Company has and has had at all times in the past good and marketable title to, or valid leasehold interests in, all Personal Property used or held for use in its business or reflected in the Financial Statements. Such Personal Property constitutes all Personal Property used, necessary or useful to conduct the business of the Company as it is presently conducted. Except as set forth in Section 3.9(a) of the Disclosure Schedule, none of such Personal Property is owned by any other Person, including an Equityholder or an Affiliate of an Equityholder, without a valid and enforceable right of the Company to use and possess such Personal Property. Except as set forth in Section 3.9(a) of the Disclosure Schedule, such Personal Property (i) is in good operating condition and repair (ordinary wear and tear excepted); (ii) is available for immediate use in the business and operation of the Company as currently conducted; and (iii) permits the Company to operate in accordance with Applicable Laws.
(b)    Liens. Except as set forth in Section 3.9(a) of the Disclosure Schedule, none of the Personal Property or assets of the Business is subject to any Lien of any nature whatsoever, other than Permitted Encumbrances. There are no breaches or defaults under, and no events or circumstances have occurred which, with or without notice or lapse of time or both, would constitute or would have constituted a breach of or a default under, any instrument, agreement or other document that creates, evidences or constitutes any Lien or that evidences, secures or governs the terms of any indebtedness or obligation secured by any Lien (any such instrument, agreement or other document is referred to herein as a “Lien Instrument”). The transaction contemplated herein will not: (i) constitute a breach or a default under any Lien Instrument; (ii) permit (with or without notice, lapse of time or both), cause or result in (A) the acceleration of any indebtedness or other obligation evidenced, secured or governed by a Lien Instrument, or (B) the foreclosure or other enforcement of any Lien; (iii) permit or cause the terms of any Lien Instrument to be renegotiated; or (iv) require the consent of any party to or holder of a Lien Instrument or of any third party.
(c)    Customer Information. The Company has ownership, free and clear of any Liens, or the valid right to use (subject to any restrictions imposed by Applicable Law), unrestricted by Contract, all of the Company’s customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to current and former customers of the Company, as necessary to perform its obligations to customers or exercise its rights pursuant to the agreements between the Company and the customers when conducting the Business as it is presently conducted.
(d)    Leased Real Property. The Company does not own any real property, nor has the Company ever owned any real property. Section 3.9(d) of the Disclosure Schedule contains a true, correct and complete description of all real property and interests in real property currently leased, subleased, licensed or otherwise used or occupied by the Company for the operation of its business (the “Leased Real Property”), including for each discrete piece of real property, any deposit, additional rent (e.g., utility allocation, common area allocation or other allocation to the leaseholder based on the ratable percentage of the entire property allocated to the leaseholder), and any allocated but unused tenant finish allowance for such piece of real property. The Leased Real Property (i) is in good operating condition and repair, free from structural, physical and mechanical defects; (ii) is maintained in a manner consistent with standards generally followed with respect to similar properties and also as required under the Real Property Leases (as hereinafter defined); (iii) is available for use in and sufficient for the purposes and current demands of the Business and operation of the Company as currently conducted; (iv) is supplied with utilities and other services necessary for the operation of the Business as currently conducted; and (v) is structurally sufficient and otherwise suitable for the conduct of the Business as currently conducted.
Except as set forth in Section 3.9(d) of the Disclosure Schedule, no consent is required from the lessor, sublessor, licensor or any other Person under any lease, sublease, license or other agreement (or, in each instance, any amendment, modification, renewal, exhibit and/or schedule thereto) related to the Leased Real Property (including all amendments, modifications, renewals, exhibits and schedules thereto, collectively, the “Real Property Leases”) to consummate the transactions contemplated in this Agreement and the Transaction Documents. Except as set forth in Section 3.9(d) of the Disclosure Schedule, (i) the Company has not sublet, or granted to any other person any right of use, operation or occupancy of, any of the Leased Real Property, nor has the Company agreed to do so, orally or in writing; (ii) the Company has not sold, transferred or assigned, or granted any Lien on or otherwise encumbered, all or any portion of its interest under any Real Property Lease or in any Leased Real Property, nor has agreed to do so, orally or in writing; and (iii) no person or entity has a superior or any sub-leasehold interest in, and no person or entity (other than the Company) has any right to use, operate or occupy, any Leased Real Property. The Company has made available to Parent true, correct and complete copies of (A) all of the Real Property Leases; and (B) all Lien Instruments with respect to or affecting any of the Leased Real Property or any Real Property Lease. Each of the Real Property Leases is valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and is in full force and effect, free and clear of Liens, and, to the Knowledge of the Company, there are no offsets or defenses by either landlord or tenant thereunder. There are no existing breaches of or defaults under, and no events or circumstances have occurred which, with or without notice or lapse of time or both, would constitute a breach of or a default under, any of the Real Property Leases by the Company or, to the Knowledge of the Company, any other Person. No party to the Real Property Leases has repudiated any provision thereof. There are no disputes, oral agreements or forbearance programs in effect, as to any of the Real Property Leases. The plants, buildings, structures, fixtures, furnishings, and equipment on the Leased Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are currently being used and currently contemplated to be used. No material improvements constituting a part of the current Leased Real Property encroach on real property not leased by the Company to the extent that removal of such encroachment would materially impair the manner and extent of the current use, occupancy and operation of such improvements. There are neither any actual, nor, to the Knowledge of the Company, any threatened or contemplated, condemnation or eminent domain proceedings that affect the Leased Real Property or any part thereof, and the Company has not received any notice from any Governmental Entity with respect thereto. The past and current use or occupancy of the Leased Real Property and the conduct of the Business as currently conducted do not violate: (i) any law, regulation, or ordinance applicable to the Leased Real Property; or (ii) any easement, covenant, condition, restriction or similar provision in any instrument of record or other unrecorded agreement affecting such Leased Real Property. No security deposit or portion thereof deposited with respect to the Real Property Leases for the Leased Real Property has been applied in respect of a breach or default under such Real Property Leases which has not been re-deposited in full.
3.10    Intellectual Property and Related Matters.
(a)    As used in this Agreement, the following terms shall have the following respective meanings:
(i)    “Company Intellectual Property” means any and all Technology and any and all Intellectual Property Rights, including Company Registered Intellectual Property, owned (in whole or in part) or purported to be owned (in whole or in part) by, licensed to or otherwise controlled by, or purported to be licensed to or otherwise controlled by, the Company.
(ii)    “Company Owned Intellectual Property” means all of the Company Intellectual Property owned or purported to be owned by the Company.
(iii)    “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, filed in the name of, or applied for by or on behalf of, the Company.
(iv)    “Intellectual Property Right(s)” means any or all of the following rights in, arising out of, or associated therewith: (A) all United States and foreign patents and utility models, including utility patents, design patents, plant patents and plant variety protection certificates, and all registrations and applications therefor and all reissues, divisionals, re-examinations, corrections, renewals, extensions, provisionals, continuations and continuations in-part thereof, and other derivatives and certificates associated therewith, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures (“Patents”); (B) all trade secrets and other rights in know-how that are confidential and proprietary information (including ideas, research and development, inventions, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, discoveries, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans, proposals and methods) throughout the world (“Trade Secrets”); (C) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world (“Copyrights”); (D) all mask works, mask work registrations and applications therefor, and any equivalent or similar rights (“Mask Works”); (E) all industrial designs and any registrations and applications therefor throughout the world; (F) all rights in domain names and applications and registrations therefor (“Domain Names”); (G) all trade names, trade dress, logos or other corporate designations, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world (“Trademarks”); (H) to the extent not covered by subsections (A) through (G) above, works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise; and (I) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world, including, publicity rights and moral rights (including any right to claim authorship to or to object to any distortion, mutilation, other modification or derogatory action in relation to a copyrightable work, whether or not such would be prejudicial to the author’s reputation, and any similar right, existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a moral right).
(v)    “Registered Intellectual Property” means any and all United States, foreign, national and international: (A) Patents; (B) registered Trademarks, applications to register Trademarks, including intent to use applications, or other registrations or applications related to Trademarks; (C) Copyrights registrations and applications to register Copyrights; (D) Mask Work registrations and applications to register Mask Works; (E) Domain Name registrations; and (F) any other Intellectual Property Rights related thereto that are the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public or private legal authority at any time.
(vi)    “Technology” means any or all of the following: (A) products or services of the Company and any works of authorship, including computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, net lists, formulas, records, data and mask works; (B) inventions (whether or not patentable), ideas, improvements, discoveries, developments, designs and techniques, information regarding plans for research, and technology; (C) proprietary and confidential information, including technical data and customer and supplier lists and information related thereto, financial analyses, marketing and selling plans, business plans, budgets and unpublished financial statements, licenses, prices and costs, general intangibles, trade secrets and know-how; (D) databases, data compilations and collections and technical data; (E) logos, trade names, trade dress, trademarks and service marks; (F) domain names and websites; (G) tools, services, methods and processes; and (H) all instances of the foregoing in any form and embodied in any media.
(b)    Section 3.10(b) of the Disclosure Schedule sets forth a complete and accurate list of (i) all Company Registered Intellectual Property, (ii) all unregistered Copyrights in Company Owned Intellectual Property included in the Company Products, and (iii) all unregistered Trademarks included within the Company Owned Intellectual Property. For each of the foregoing, the listing shall include (w) the respective application or serial number (if applicable), (x) the date of any such application and registration, the jurisdiction(s) in which each such right either exists or, for registrations and applications thereto, has been registered or applied for, (y) an identification of whether the right is solely owned by, jointly owned by, or exclusively licensed by the Company, and (z) a brief summary of any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related thereto.
(c)    All necessary fees, including all registration, maintenance, issuance and renewal fees, in connection with the Company Registered Intellectual Property have been paid and all necessary documents and certificates in connection with the Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property. Except as set forth in Section 3.10(c) of the Disclosure Schedule, there are no actions that must be taken by any of the Company or the Parent within 120 days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property. Without limiting the foregoing, the Company has not taken any action or allowed any event to occur, and the Company is not aware of any event or circumstances, which would set a United States patent bar date within 120 days of the Closing Date. A United States patent bar date includes any date by which the Company must file a patent application in order to preserve the right and ability to seek patent protection for an invention in the United States. To the Knowledge of the Company, no third party is in breach of any non-disclosure agreement signed with the Company or of any confidentiality terms of any agreement signed with the Company. In each case in which the Company has acquired or purports to own or have acquired any Technology or Intellectual Property Right from any Person, the Company has obtained a valid and enforceable written assignment sufficient to irrevocably transfer such Technology and, to the extent permitted by Applicable Law, all rights in such Technology including all associated Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to the Company. To the maximum extent allowed for by, and in accordance with, Applicable Laws, the Company has recorded each such assignment of Registered Intellectual Property assigned to the Company with the relevant Governmental Entity, including the PTO, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be. The Company has not claimed a particular status, including “Small Business Status,” in the application for any Intellectual Property Rights, which claim of status was at the time made, or which has since become, inaccurate or false or that will no longer be true and accurate as a result of the Closing.
(d)    Each item of Company Owned Intellectual Property is valid, subsisting and enforceable and there has not been any act or omission by the Company that has had an adverse effect, or could have an adverse effect, on the validity or enforceability of any such Company Intellectual Property. The Company does not have any knowledge of any information, materials, facts or circumstances, including any information or fact that would constitute prior art, that would render any Company Intellectual Property invalid or unenforceable, or would adversely affect any pending application for any Company Registered Intellectual Property, and the Company has not misrepresented, or failed to disclose, any fact or circumstances in any application for any Company Registered Intellectual Property that would constitute fraud (with knowledge of, or reckless disregard as to, falsity) or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company Registered Intellectual Property.
(e)    Except as disclosed in Section 3.10(e) of the Disclosure Schedule, (i) there have been and currently are no outstanding options, licenses, agreements, claims, Liens, encumbrances or shared ownership of interests of any kind relating to any Company Intellectual Property, and (ii) the Company is not bound by or a party to any options, licenses or Contracts of any kind with respect to the Intellectual Property Rights of any other Person.
(f)    Except as disclosed in Section 3.10(f) of the Disclosure Schedule, upon and after the Closing, all Company Owned Intellectual Property and all licenses and Contracts to which the Company is a party with respect to any Intellectual Property Rights, will be fully transferable, alienable or licensable by Parent without restriction and without payment of any kind to any third party.
(g)    The Company Intellectual Property includes all of the Intellectual Property Rights used in or necessary for the operation of the Business as it currently is conducted, including but not limited to the design, development, use, disclosure, import, branding, advertising, promotion, marketing, license, manufacture, sale, license and distribution or other provision of the products, services or other Technology of the Company or Company Intellectual Property (including such Company Intellectual Property currently under development). Except as set forth in Section 3.10(g) of the Disclosure Schedule, to the extent that any Company Owned Intellectual Property has been developed or created by any third party, the Company has a written agreement with all such third parties with respect thereto and the Company either (i) has obtained ownership of, and is the exclusive owner of, or (ii) with respect to such third parties, has obtained a license (sufficient for the conduct of its Business as currently conducted) to all such third party’s Intellectual Property Rights in such Company Intellectual Property or other Technology by operation of law or by valid assignment or license, to the fullest extent it is legally possible to do so, with rights to freely assign all such third party Intellectual Property Rights and without the requirement of payment of any royalty or other fee.
(h)    Except as set forth in Section 3.10(h) of the Disclosure Schedule, all Company Owned Intellectual Property used in or necessary to the conduct of the Business as presently conducted, was written and created solely by either (i) employees of the Company acting within the scope of their employment or (ii) third parties who have validly, irrevocably and exclusively assigned (to the maximum extent permitted by Applicable Law) all of their rights to such Technology, including Intellectual Property Rights therein, to the Company, and no third party owns or has any rights to any of such Technology.
(i)    Except as set forth in Section 3.10(i)(A) of the Disclosure Schedule, each employee, officer, contractor, agent and consultant who contributed to the creation or development of the Company Intellectual Property has executed a proprietary information and inventions agreement sufficient to transfer all right, title and interest in and to such Company Intellectual Property, in the form attached to Section 3.10(i)(B) of the Disclosure Schedule. No employees, officers, contractors, agents or consultants are in violation thereof, and the Company has no reason to believe otherwise. No such employee, officer, contractor, agent or consultant included a list of prior inventions that relate in any way to the Business, claimed or retained any property interest in such development related in any way to the Business or otherwise modified such agreement in a manner adverse to the Company. No current or former director, officer, employee, consultant, agent or contractor of the Company will, after giving effect to each of the transactions contemplated herein, own or retain any rights in or to, or have the right to receive any royalty or other payment with respect to, any of the Company Intellectual Property Rights used or owned by the Company.
(j)    No employees of the Company are obligated under any Contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any Order of any Governmental Entity, that would interfere with any employee using his or her best efforts to promote the interests of the Company or that would conflict with the Business as conducted in the past by the Company or as presently conducted by the Company.
(k)    The Company has taken the commercially reasonable steps required to protect the Company’s rights in confidential information and Trade Secrets of the Company and in any other confidential information and Trade Secrets provided by any other Person to the Company. The Company has not provided any confidential information related to the Company Intellectual Property to a third party except pursuant to non-disclosure or other confidentiality agreements in a form sufficient to protect the Intellectual Property Rights embodied in such confidential information. The Company is not under any contractual or other obligation to disclose to any third party any Company Intellectual Property.
(l)    Except as set forth in Section 3.10(l) of the Disclosure Schedule, no Person who has licensed Technology or Intellectual Property Rights to the Company has ownership rights or license rights to improvements or derivative works made by the Company in such Technology or Intellectual Property Rights.
(m)    The Company has not transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Technology or Intellectual Property Right that is or was Company Intellectual Property, to any other Person.
(n)    Other than any outbound “shrink wrap” licenses in the form set forth in Section 3.10(n) of the Disclosure Schedule and inbound “shrink wrap” and similar publicly available commercial binary code end user licenses, Section 3.10(n) of the Disclosure Schedule lists all Contracts to which the Company is a party with respect to any Technology or Intellectual Property Rights. The Company is not

in material breach of, nor has the Company failed to perform under in any material respect, any of the foregoing Contracts and, to the Knowledge of the Company, no other party to any such Contract is in material breach thereof or has failed to perform thereunder. None of the foregoing Contracts requires the Consent of any Person to be obtained by the Company in connection with the transactions contemplated in this Agreement.
(o)    Section 3.10(o) of the Disclosure Schedule lists all Contracts between the Company, on the one hand, and any other Person, on the other hand, wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation of the Intellectual Property Rights of any Person.
(p)    Except as set forth in Section 3.10(p) of the Disclosure Schedule, to the Knowledge of the Company, there are no licenses or other Contracts between the Company, on the one hand, and any other Person, on the other hand, with respect to the Company Intellectual Property under which there is any dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by the Company thereunder.
(q)    The operation of the Business as it currently is conducted, including but not limited to the design, development, use, disclosure, import, branding, advertising, promotion, marketing, license, manufacture, sale, license and distribution or other provision of the products, services or other Technology of the Company or Company Intellectual Property (including such Technology or Company Intellectual Property currently under development) does not infringe or misappropriate any Intellectual Property Right of any Person, violate any right of any Person (including any right to privacy or publicity, or any contract right arising under terms of service, terms of use, privacy policy or otherwise) or constitute unfair competition or trade practices under the laws of any jurisdiction, and, except as set forth in Section 3.10(q) of the Disclosure Schedule, the Company has not received notice from any Person claiming that such operation or any act, product, or service or other Technology of the Company or Company Intellectual Property (including such Technology or Company Intellectual Property currently under development) infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction.
(r)    There is no pending or, to the Knowledge of the Company, threatened action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative or investigative) involving the Company commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity to which the Company is a party claiming that the Company has violated, misappropriated or infringed any Intellectual Property Rights of any Person, and the Company has not received any communications alleging that it has violated, misappropriated or infringed or, by conducting the Business as currently conducted, would violate, misappropriate or infringe any Intellectual Property Rights of any other Person, and the Company is not aware of any basis for such an allegation or of any reason to believe that such an allegation may be forthcoming. No Person has infringed or misappropriated, or is infringing or misappropriating, or is making any unauthorized use of, any Company Owned Intellectual Property. The Company has not brought any action, suit or proceeding for infringement of any Company Intellectual Property or breach of any license or other Contract involving any Company Intellectual Property and the Company currently does not have any plans to do so.
(s)    Except as set forth in Section 3.10(s) of the Disclosure Schedule, no Company Owned Intellectual Property or, to the Knowledge of the Company, any other Company Intellectual Property, is subject to any proceeding or outstanding decree, Order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or may affect the validity, use or enforceability of such Company Intellectual Property or Technology as owned or used by Parent or the Surviving Corporation after the Closing, or that will restrict the rights of Parent or the Surviving Corporation, upon or after the Closing, to use, transfer, license or enforce any of the Company Intellectual

Property or such Technology or restrict the conduct of the Business or limit any right of any of Parent or the Surviving Corporation to compete in any line of business or to compete with or solicit any Person, in each of the foregoing cases, with respect to the Parent or the Surviving Corporation, when conducting the Business in the same or substantially similar manner as conducted by the Company prior to the Closing.
(t)    Except as set forth in Section 3.10(t) of the Disclosure Schedule, no (i) product, technology, service or publication of the Company, (ii) material displayed, published or distributed by the Company or (iii) conduct or statement of the Company constitutes obscene material, a defamatory statement or material, false advertising or otherwise violates in any material respect any Applicable Law.
(u)    Except as set forth in Section 3.10(u) of the Disclosure Schedule, the Company Intellectual Property constitutes all the Technology and Intellectual Property Rights used in or necessary for the conduct of the Business as it currently is conducted, including the design, development, manufacture, use, disclosure, import, branding, advertising, promotion, marketing, sale, license and distribution of products or other Technology of the Company, including performance of services (including such Technology currently under development by the Company.
(v)    The Company has not conducted the Business, or used or enforced (or failed to use or enforce) the Company Intellectual Property, in a manner that would result in the abandonment, cancellation, unenforceability or material diminishment of any item of the Company Intellectual Property or any registrations related thereto, and the Company has not taken (or failed to take) any action that would result in the forfeiture, relinquishment or material diminishment of any of the Company Intellectual Property Rights or of any registrations related thereto.
(w)    Except as disclosed in Section 3.10(w) of the Disclosure Schedule, none of the execution, delivery and performance of this Agreement, the performance by the Company of its obligations hereunder, or the consummation of the transactions contemplated in this Agreement, will result in (i) any third party being granted rights or access to, or the placement in or release from escrow, of any Company Intellectual Property, (ii) the granting to any third party of any right, title or interest to or with respect to any Intellectual Property Rights owned by, or licensed to, the Company pursuant to any agreement to which the Company is a party or by which it is bound, (iii) the Parent or the Surviving Corporation being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, including on the operation or scope of the Business by the Parent or the Surviving Corporation following the Closing, (iv) any restriction on the ability of the Parent or the Surviving Corporation to share information relating to their ongoing business or operations, (v) the Parent or the Surviving Corporation being obligated to pay any royalties, fees, honoraria or other amounts to any third party in excess of those payable by the Company prior to the Closing Date pursuant to Contracts to which the Company is a party or by which it is bound; (vi) a breach of or default under any instrument, license or other Contract governing any Intellectual Property Rights owned by or licensed to the Company; (vii) the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Intellectual Property Rights owned by or licensed to the Company; or (viii) the impairment of the Parent’s or the Surviving Corporation’s right, before or after the Closing, to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, or dispose of any Intellectual Property Rights owned by or licensed to the Company or portion thereof, in the same or substantially similar manner as conducted by the Company prior to the Closing.
(x)    Section 3.10(x)(1) of the Disclosure Schedule contains a true and complete list of all products, services and technology offerings (including software) made commercially available, marketed, distributed, sold or licensed out by or on behalf of the Company (“Company Products”).  Section 3.10(x)(2) of the Disclosure Schedule contains a true and complete list of all of the software programs included in or developed for inclusion in the Company’s products by the Company or any third party on behalf of the Company (including all software programs embedded or incorporated in the Company’s products) (the “Incorporated Software”), including (i) for each item, an indication of whether the

Incorporated Software is Public Software; (ii) for each item of Incorporated Software that is not Public Software, a reference to the Contract pursuant to which the Incorporated Software has been licensed to the Company; and (iii) for each item of Incorporated Software that is Public Software, (a) the name of the Public Software library or other program, (b) the license name or license type (including version number) pursuant to which the Company or such third party has received a license to the Public Software, (c) the URL for the download site from which the Company or such third party obtained the Public Software (d) for Public Software that is Copyleft Public Software, indication of whether the Public Software has been hosted, distributed or modified by or for the Company or such third party and (e) a summary of any current or future royalty, support fee or other payment that after the Closing will be owed by or due from Parent or the Surviving Corporation to any third party as a result of the inclusion of Incorporated Software programs in any Company Product. The Company Intellectual Property includes all software, Technology and Intellectual Property Rights previously developed, used or provided by or on behalf of the Company in connection with the operation of the Business. Except as listed in Section 3.10(x)(2) of the Disclosure Schedule, the Company Products do not contain any Incorporated Software or Public Software. “Public Software” means any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (1) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (2) the Artistic License (e.g., PERL); (3) the Mozilla Public License; (4) the Netscape Public License; (5) the Sun Community Source License (SCSL); (6) the Sun Industry Standards License (SISL); (7) the BSD License; (8) the Apache License; and (9) the Affero General Public License. “Copyleft Public Software” means Public Software subject to a license that requires, as a condition of use, hosting, modification or distribution, that such Public Software, or modifications or derivative works thereof, be made available or distributed in source code form or be licensed for the purpose of preparing derivative works or distribution at no fee. Copyleft Public Software includes Public Software subject to (v) the GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (w) the Mozilla Public License; (x) the Sun Industry Standards License (SISL); (y) the Affero General Public License; and (z) to the extent applied to software, all Creative Commons “sharealike” licenses.
(y)    Section 3.10(y) of the Disclosure Schedule contains a list of all Contracts in which the Company has agreed to place source code owned by the Company into escrow and, upon the occurrence of certain events specified in such Contracts to release such source code to a third party. Except for the source code escrow obligations described in the immediately preceding sentence, the Company has not licensed, distributed or disclosed, is not obligated to license, distribute or disclose, and has no Knowledge of any distribution or disclosure by any third party of, the source code owned by the Company. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or could reasonably be expected to, nor will the consummation of the transactions contemplated herein, result in the disclosure or release of such Company-owned source code by the Company or escrow agent(s) or any other Person to any third party.
(z)    The Company employs commercially reasonable measures to ensure that the Company Products and the Company Owned Intellectual Property do not contain any Viruses or other unpatched security vulnerabilities. The Company Products and the Company Owned Intellectual Property and the Computer Systems that are necessary for the operation of the Business do not contain any Viruses. For purposes of this Agreement, “Virus” means any computer code intentionally designed to disrupt, disable, or harm in any manner the operation of any software or hardware or to allow a third party to have access to the user’s computer or network without such user’s authority.
(aa)    The Company’s databases and the source code for the Company Products, the Company Intellectual Property and any Technology of the Company constitute Trade Secrets of the Company and the Company currently uses and has used in the past commercially reasonable efforts, at least in conformance with general industry standards, to maintain the confidentiality of the databases and Company

Products, the Company Intellectual Property and any Technology of the Company source code and to restrict access to the databases and Company Product, the Company Intellectual Property and any Technology of the Company source code except to those Persons that have a legitimate business reason for accessing the databases and Company Product, the Company Intellectual Property and any Technology of the Company source code and that have executed a confidentiality agreement prohibiting the disclosure of the databases and Company Product, the Company Intellectual Property and any Technology of the Company source code without the express written authorization of the Company.
(bb)    All Personal Information that has been collected, stored, maintained or otherwise used by the Company have been collected, stored, maintained and used in accordance with all Applicable Laws and, to the Knowledge of the Company, industry standards. The Company has not received any notice of any currently uncured noncompliance with Applicable Laws or industry standards regarding data protection. The Company has been and is in compliance in all material respects with all privacy policies and guidelines relating to Personal Information. True and complete copies of all applicable privacy and security policies and guidelines of the Company have been made available to Parent. The Company has made all notices and disclosures to customers required by Applicable Laws. The Company’s practices are, and have always been, in compliance in all material respects with (i) its then-current privacy policy, including the privacy policy posted on the Company’s websites, (ii) its customers’ privacy policies, to the extent applicable, and (iii) third party website terms, when required to do so by contract or use. The Company has implemented and maintained appropriate and reasonable measures to protect and maintain the confidential nature of any Personal Information. The Company has taken steps reasonably necessary (including, without limitation, implementing and monitoring compliance with respect to technical, administrative and physical safeguards) to protect Personal Information and systems from which Personal Information can be created, viewed, displayed, accessed, retrieved, stored or transmitted, against loss or destruction, and against unauthorized access, use, transfer, modification, or disclosure or other misuse and to otherwise comply with Applicable Laws. The Company has adequate technological and procedural measures in place to protect Personal Information collected by the Company against loss, theft and unauthorized access or disclosure. The Company has the full power and authority to transfer any and all rights in any individual’s Personal Information in the Company’s possession or control pursuant to the transactions contemplated in this Agreement. Except as set forth in Section 3.10(bb) of the Disclosure Schedule, the Company is not subject to any obligation that would prevent Parent or the Surviving Corporation from using the Personal Information in the same or substantially similar manner as conducted by the Company prior to Closing and consistent with any Applicable Law or industry standard regarding the collection, retention, use, or disclosure of such information. The Company is not subject to any obligation that would prevent the Company from using the Personal Information in the operation of the Business as has been conducted in the past by the Company or as is currently conducted by the Company. Without limiting the foregoing, the Company is in compliance in all material respects with all Contracts, posted policies, and terms and conditions of use of any online social media services, such as Facebook, directly or indirectly applicable to the Business as currently conducted by the Company, including the (i) collection or provision of data, (ii) purchase, promotion, sale, license, or other distribution of the Company’s products or other Technology, (iii) provision or consumption of services to or by the Company’s customers or potential customers, or (iv) any other aspect of the operation of the Business; and the transactions contemplated in this Agreement shall not cause the Company to be in violation or breach of any such Contract, posted policies or terms and conditions of use. There has been no unauthorized disclosure, access to or transfer of or other misuse of Personal Information required to be reported to any customer of the Company, affected individual or Governmental Entity, and the Company has not been required to provide any breach notification or report any security incidents to any customer of the Company, affected individual or Governmental Entity as required under any Applicable Law.
(cc)    No government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties were used in the development of the Company Owned Intellectual Property and no Governmental Entity, university, college, other educational institution or research center has any claim or right in or to the Company Owned Intellectual Property.

(dd)    Section 3.10(dd) of the Disclosure Schedule sets forth a list of all Computer Systems owned, leased or licensed by the Company. The Company owns, leases or licenses all Computer Systems that are necessary for the operation of the Business as currently conducted by the Company. In the past 12 months, there has been no failure or other substandard performance of any Computer Systems that has caused any disruption to the Business. The Company has taken commercially reasonable steps to provide for the back-up and recovery of data and information and has commercially reasonable disaster recovery plans, procedures and facilities and, as applicable, has taken commercially reasonable steps to implement such plans and procedures. The Company has taken reasonable actions to protect the integrity and security of its Computer Systems and the software information stored thereon from unauthorized use, access, or modification by third parties.
3.11    Accounts Receivable and Payable.  All of the accounts receivable and trade accounts of the Company (the “Receivables”) are bona fide, legal, valid and binding obligations, arose in the ordinary course of business, are carried on the records of the Company at values consistently determined in accordance with GAAP and the Company’s past practice, are correct in all respects, and are subject to the reserve for bad debts set forth in the Most Recent Financial Statements. Except as set forth in Section 3.11 of the Disclosure Schedule, no Person has any Lien (other than a Permitted Encumbrance) on any of such accounts receivable, and no request or agreement for any deduction or discount has been made with respect to any of such accounts receivable except as fully and adequately reflected in reserves for doubtful accounts set forth in the Most Recent Financial Statements. Except as set forth in Section 3.11 of the Disclosure Schedule, all Receivables represent products delivered or services actually performed by the Company in the conduct of the Business in the ordinary course. Deferred revenues are presented on the Financial Statements, in accordance with GAAP and the Company’s past practice, with respect to the Company’s (a) billed but unearned Receivables; (b) previously billed and collected Receivables still unearned; and (c) unearned customer deposits. At the Closing Date, except as set forth in Section 3.11 of the Disclosure Schedule, all accounts payable will have been incurred in exchange for goods or services delivered or rendered to the Company in the ordinary course of business, and the Company has not guaranteed or agreed to guarantee any debt, liability or other obligation of any Person.
3.12    Compliance.
(a)    The Company is not in violation, in any material respect, of any law, statute, rule, regulation, ordinance, order or licensing requirements of any federal, state, local or foreign agency or authority (collectively, “Rules”) applicable to the Business or the Company or by which any of their properties are bound, and the Company has not been notified in writing by any Governmental Entity of any violation, or any review or investigation with respect to the violation of any such Rule, including Rules enforced by the United States Health and Human Services (“HHS”), and any comparable Governmental Entity (collectively, “Health Law”). The Company has not failed to comply in any material respect with and is not in conflict with, or in default or in violation of, any Applicable Law. To the Company’s Knowledge, there are not any pending legislative or regulatory initiatives or developments that could reasonably be expected to affect the Company, the assets of the Company or the operation of the business of the Company. No investigation or review by any Governmental Entity is pending or, to the Knowledge of the Company, has been threatened, against the Company or the Business.
(b)    The Company is and has been in compliance in all material respects with all applicable Rules and Orders, and no proceeding has been filed or commenced or, to the Knowledge of the Company, threatened alleging any failure so to comply, whether or not corrected. The Company has not received any notice or communication from any Governmental Entity alleging any non-compliance of the foregoing.
(c)    The Company has established and implemented such policies, programs, procedures, contracts and systems as are reasonably necessary and legally required of the Company to be in compliance with all Rules, including privacy, electronic transactions and security standards for Personal Information.

(d)    The Company has not been notified in writing of any failure (or any investigation with respect thereto) by the Company or any licensor, licensee, partner or distributor to comply with, or maintain systems and programs to ensure compliance with any Health Law with respect to any Technology, products or services of the Business.
3.13    Permits; Export and Import Laws; Export Proceedings; No Foreign Operations.
(a)    Permits. The Company holds, to the extent required by Applicable Law and applicable Rules, all franchises, permits, certificates, licenses, consents, filings, sanctions, registrations, variances, exemptions, orders, authorizations and approvals from, and has made all declarations and filings with, all Governmental Entities (“Permits”) for the operation of the business of the Company as conducted in the past or as presently conducted including the sale, transport, export, import or shipment of any items or materials (whether in tangible form or otherwise) to any jurisdiction. No suspension or cancellation of any such Permit is pending or threatened. Each such Permit is valid and in full force and effect, and the Company is in compliance in all respects with the terms of such Permits. Section 3.13(a) of the Disclosure Schedule provides a complete list of all Permits held by the Company.
(b)    Export and Import Laws. The Company has not violated any applicable U.S. Export and Import Laws, nor made a voluntary disclosure with respect to any violation of such laws. The Company has been and is in compliance with all applicable Foreign Export and Import Laws. The Company has prepared and timely applied for all import and export licenses required in accordance with U.S. Export and Import Laws and Foreign Export and Import Laws for the conduct of the Company’s business. The Company has at all times been in compliance with all Applicable Laws relating to trade embargoes and sanctions, and no product, service or financing provided by the Company has been, directly or indirectly, provided to, sold to or performed for or on behalf of Cuba, Iran, Libya, North Korea, Sudan, Syria, or any other country or Person against whom the U.S. maintains economic sanctions or an arms embargo.
(c)    Export Proceedings. There is no export or import related proceeding, investigation or inquiry pending or threatened against the Company or any officer or director (in their capacity as an officer or director of the Company) by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.
(d)    No Foreign Operations. Except as set forth in Section 3.13(d) of the Disclosure Schedule, neither the Company nor any of its subsidiaries (i) conducts or has conducted operations of any kind outside of the United States, (ii) has any revenue from any source outside of the United States, or (iii) has executed or performed any Contract outside of the United States.
3.14    Brokers’ and Finders’ Fees.  Except as set forth in Section 3.14 of the Disclosure Schedule, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any other Transaction Document to which the Company is a party or any transaction contemplated herein or therein. Except as set forth in Section 3.14 of the Disclosure Schedule, no finder, broker, investment banker, agent or other intermediary has acted for or on behalf of the Company in connection with the transactions contemplated in this Agreement and the Transaction Documents.
3.15    Restrictions on Business Activities.  Except as listed in Section 3.15 of the Disclosure Schedule, no Contract to which the Company is a party or by which the Company is bound imposes any non-solicitation obligation on the Company. Other than as listed in Section 3.15 of the Disclosure Schedule, the Company is not a party to or bound by any Contract under which the Company is, or Parent or any of its Affiliates (including the Company) after the Closing (when conducting the Business in the same or substantially similar manner as conducted by the Company prior to the Closing) will be, restricted from selling, licensing or otherwise distributing any of its technology or products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of any market. No Contract contains any “most favored nations” or similar obligation to offer terms included in or based on another Contract.

3.16    Employment Matters.
(a)    No Termination. Except as set forth in Section 3.16(a) of the Disclosure Schedule, to the Knowledge of the Company, no executive, Key Employee, or other employee or group of employees has any plan or intention to terminate his, her or their employment with the Company.
(b)    Employees. (i) No present or former employee of the Company or applicant for employment has claimed that the Company is in violation of any term of any employment Contract or compensation agreement, plan or arrangement or is in violation of any Applicable Law relating to the employment relationship; (ii) no third party has claimed that any present or former employee of the Company has breached his or her duties under any patent disclosure agreement, confidentiality agreement, non-solicitation agreement, noncompetition agreement or any other restrictive covenant running in favor of such third party; (iii) no third party has claimed that any present or former employee of the Company has disclosed or utilized any Trade Secret or proprietary information or documentation of such third party; (iv) no third party has claimed that any present or former employee of the Company has interfered in the relationship between such third party and any of its present or former employees or contractors; and (v) to the Knowledge of the Company, no present or former employee of the Company has disclosed any Trade Secret, information or documentation proprietary to any current or former employer or other third party, or violated any confidential relationship with any such third party in connection with the development, manufacture or sale of any product, or the development or sale of any service, of the Company. Section 3.16(b) of the Disclosure Schedule sets forth (i) a complete list of the Company’s present employees, with each employee’s full legal name, (ii) current job titles and first date of employment with the Company, (iii) the current compensation for each such employee, including base salary or hourly rate, expected and maximum potential target bonuses, any other bonuses, commissions, or other incentive compensation, severance arrangements, and fringe or other benefits, whether payable in cash or in kind, (iv) wage and hour classification for each employee, (v) any payments or benefits required or anticipated to be made or provided by the Company to any such employee in connection with the transactions contemplated in this Agreement or any other change of control transaction, including, without limitation, cash payments, forgiveness of indebtedness, assumption of tax liability, severance benefits or vesting acceleration, and any agreement or understanding between the Company and any such employee relating to any such payment or benefit, (vi) each employee’s visa status, or confirmation that such employee is a U.S. citizen, and (vii) whether such individual is currently employed, on leave relating to work-related injuries and/or receiving disability benefits under any Employee Benefit Plan, to the extent the Company is not prohibited by applicable laws from providing the information described in this clause (vii). Except as set forth in Section 3.16(b) of the Disclosure Schedule, the Company has not made any agreements to pay any employee wages, incentive compensation in the form of cash, equity or any other property, or other benefits and there are no severance payments or other payments that are or could become payable to any employee under the terms of any oral or written agreement or commitment or any Rule, custom, trade or practice as a result of the transactions contemplated in this Agreement or the Transaction Documents. The Company has no employees located outside of the United States.
(c)    Labor Unions. None of the employees of the Company is represented by a labor union, and the Company is not subject to, or negotiating, any collective bargaining or similar agreement with respect to any of its employees. There is no labor dispute, strike, work slowdown, work stoppage or other labor trouble (including any organizational drive) against the Company pending or threatened. The Company has not agreed to recognize any labor union or other collective bargaining representative, nor has any labor union or other collective bargaining representative been certified as the exclusive bargaining representative of any employees of the Company. There is no question concerning representation as to any labor union or other collective bargaining representative with respect to any employees of the Company, and no labor union or other collective bargaining representative claims to or is seeking to represent any employees of the Company. No union organizational campaign or representation petition is currently pending or threatened or reasonably anticipated with respect to any employees of the Company. There is no unfair labor practice charge or proceeding pending against the Company before the National Labor Relations Board.

(d)    Legal Compliance. Neither the Company, nor any employee or representative of the Company, has committed or engaged in any unfair labor or illegal employment practice in connection with the conduct of the business of the Company, and there is no action, suit, claim, charge or complaint against the Company or any Company employee or representative pending or threatened or reasonably anticipated relating to any employment, labor, safety, whistleblower, or discrimination matters, including charges or complaints of unfair labor practices, discrimination, retaliation, or wrongful discharge. The Company is in compliance in all material respects with all Applicable Laws relating to employment, including laws relating to employment discrimination, retaliation, wrongful discharge, labor relations, fair employment practices, payment of wages and overtime, leaves of absence, disability accommodation, immigration, employee benefits, and affirmative action. All employees of the Company are legally authorized to work in the United States and the Company and its employees have properly completed, updated and retained I-9 forms. No federal, state, or local agency responsible for the enforcement of labor and employment laws is conducting or, to the Knowledge of the Company, intends to conduct an investigation with respect to or relating to the Company.
(e)    WARN Act. The Company has not had any plant closings, mass layoffs or other terminations of employees of the Company which would create any obligations upon or liabilities for the Company under the federal Worker Adjustment and Retraining Notification Act or any equivalent state or local laws. The Company is not a party to any agreements or arrangements or subject to any requirement that in any manner restricts the Company from relocating, consolidating, merging or closing, in whole or in part, any portion of the business of the Company, subject to Applicable Law.
(f)    Employment Agreements. Except as set forth in Section 3.16(f) of the Disclosure Schedule, the Company is not bound by any written employment agreements or commitments to any employees, other than on an at-will basis.
3.17    Employee Benefit Plans.
(a)    Section 3.17(a) of the Disclosure Schedule lists each Employee Benefit Plan that the Company or any ERISA Affiliate maintains or to which the Company or any ERISA Affiliate contributes or is a participating employer and in or under which any employee of the Company, former employee of the Company, service provider to the Company or former service provider to the Company participates or is owed benefits (collectively, the “Company Benefit Plans”). With respect to each Company Benefit Plan, the Company has delivered to Parent true and complete copies of all plan documents and, if available, summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, all Form 5500 Annual Reports, and all related trust agreements associated with such Company Benefit Plan.
(b)    With respect to each Company Benefit Plan (and each related trust, insurance contract or fund), neither the Company nor any ERISA Affiliate would be subject to any liability under ERISA, the Code or any other Applicable Law in any material respect by reason of any event which has occurred or any set of circumstances which exists.
(c)    Each Company Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in all material respects in accordance with the terms of the applicable controlling documents and with the applicable provisions of ERISA, the Code and all other Applicable Laws. Each Company Benefit Plan (including any amendments thereto) that requires by law approval by, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction, has received such approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any amendment that has not previously received such approval, registration or qualification.

(d)    All reports, descriptions and disclosures required by law with respect to each Company Benefit Plan have been filed or distributed appropriately and in accordance with Applicable Law. Where required by Applicable Law, the requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the Code have been met with respect to each Company Benefit Plan that is a group health plan.
(e)    All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been timely paid to each Company Benefit Plan (or related trust or held in the general assets of the Company and accrued, as appropriate), and all required contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Company Benefit Plan (or related trust) or accurately accrued in accordance with GAAP in the Financial Statements. All premiums or other payments for all periods ending on or before the Closing Date have been timely paid with respect to each Company Benefit Plan that is an Employee Welfare Benefit Plan.
(f)    Each Company Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods, and no such determination letter or advisory letter has been revoked nor has revocation been threatened.
(g)    No Employee Benefit Plan maintained or contributed to during the six year period preceding the Closing Date by the Company or any ERISA Affiliate is subject to the minimum funding requirements of Section 412 of the Code or subject to Title IV of ERISA.
(h)    The Company does not maintain or contribute to, nor has the Company ever maintained or contributed to, any Employee Welfare Benefit Plan providing medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the Code) that cannot be unilaterally terminated by the Company or an ERISA Affiliate.
(i)    Neither the Company nor any ERISA Affiliate, nor any employee or representative of the Company or any ERISA Affiliate, has made any oral or written representation or commitment with respect to any aspect of any Company Benefit Plan that is not in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plan. Neither the Company nor any ERISA Affiliate has entered into any Contract with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any lay off, redundancy, severance or similar program within its or their respective workforces (or any part of them).
(j)    There are no unresolved claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no legal action has been commenced with respect to any such claim or dispute.
(k)    With respect to each Company Benefit Plan that the Company or an ERISA Affiliate maintains or ever has maintained or to which any of them contributes or has ever contributed:
(i)    There have been no Prohibited Transactions with respect to any such Company Benefit Plan that would subject the Company to a tax or penalty imposed pursuant to Section 4975 of the Code or Section 502(c)(i) or (l) of ERISA.

(ii)    The Company (by way of indemnification, directly or otherwise) does not have and no fiduciary has any liability for breach of fiduciary duty or any failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan.
(iii)    The Company has not received notice that any action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Company Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Company, threatened, and there is no basis for any such action, suit, proceeding, hearing or investigation.
(l)    Under the Company Benefit Plans, other than as described in this Agreement or any Transaction Document, neither the execution and delivery of this Agreement or any other Transaction Document to which the Company is a party nor the consummation of the transactions contemplated herein or therein will (i) except as set forth in Section 3.17(l)(i) of the Disclosure Schedule, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of the Company; (ii) increase any benefits otherwise payable by the Company; or (iii) except as set forth in Section 3.17(l)(iii) of the Disclosure Schedule, result in the acceleration of the time of payment or vesting of any such benefits.
(m)    No Company Benefit Plan is funded with or allows for payments, investments or distributions in any employer security of the Company, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) of ERISA.
(n)    Neither the Company nor any ERISA Affiliate contributes to, or has any obligation to contribute to, or has any liability (including withdrawal liability as defined in Section 4201 of ERISA) under or with respect to any (i) Employee Benefit Plan that is a “defined benefit plan” as defined in Section 3(35) of ERISA or (ii) any Multiemployer Plan.
(o)    No asset of the Company is subject to any Lien under ERISA or the Code.
(p)    Except as set forth in Section 3.17(p) of the Disclosure Schedule, no Company Benefit Plan constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code; and such Company Benefit Plan which is subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code. Each option to purchase shares of the Company’s capital stock has been granted with an exercise price that as of the date of grant (or, if applicable, the amendment of such option) was no lower than the “fair market value” of the underlying stock determined in good faith and in a manner consistent with the requirements under Section 409A of the Code.
(q)    Except as set forth in Section 3.17(q) of the Disclosure Schedule, the Company does not maintain any Company Benefit Plan intended to include group severance pay or benefits or any Code Section 401(k) arrangement.
(r)    The Company has complied in all material respects with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“PPACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and all regulations and guidance issued thereunder (collectively, with PPACA and HCERA, the “Healthcare Reform Laws”), and no event has occurred, and no condition or circumstance exists, that could be expected to subject the Company to any penalties or excise taxes under Section 4980D and 4980H of the Code or any other provision of the Healthcare Reform Laws.
3.18    Environmental Matters.
(a)    The Company is and has at all times been in compliance in all material respects with all applicable Rules relating to public health and safety, worker health and safety and pollution and protection of the environment, including all Environmental Laws, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been made, given, filed or commenced or, to the Knowledge of the Company, threatened by any Person against the Company alleging any failure to comply with any Environmental Law or seeking contribution towards, or participation in, any remediation of any contamination of any property or thing with Hazardous Materials. In each case, the Company has obtained, and is and has at all times been in compliance with all of the terms and conditions of, all Permits that are required under any Environmental Law and has at all times complied with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables that are contained in any applicable Environmental Law.
(b)    There are no circumstances that would or would reasonably be expected to result in future non-compliance or liability under applicable Rules relating to public health and safety, worker health and safety and pollution and protection of the environment, including the Environmental Laws. No physical condition exists on or under any property that may have been caused by or impacted by the operations or activities of the Company that would reasonably be expected to give rise to any investigative, remedial or other obligation under any Environmental Law or that would reasonably be expected to result in any kind of liability to any third party claiming damage to Person or property as a result of such physical condition.
(c)    All properties and equipment used in the business of the Company are and have been free of Hazardous Materials except for any Hazardous Materials in small quantities found in products used by the Company for office or janitorial purposes stored, used and disposed of in compliance with Environmental Law.
(d)    The Company has provided to Parent true and complete copies of all internal and external environmental audits and studies in its possession or control relating to the Company and its operations and all correspondence on substantial environmental matters relating to the Company and its operations.
3.19    Material Contracts.
(a)    Section 3.19(a) of the Disclosure Schedule sets forth a list of all Material Contracts including the name of the parties thereto, the date of each such Material Contract and each amendment thereto. All Material Contracts are in full force and effect in all material respects (subject to the Remedies Exceptions). Other than as described on Section 3.19(a) of the Disclosure Schedule, all Material Contracts are valid and enforceable in all material respects (subject to the Remedies Exceptions), and not in default, no payments or other obligations are past due and no circumstance exists that, with notice, the passage of time or both, could constitute a default under any Material Contract by the Company or, to the Knowledge of the Company, by any other party thereto. The Company has not received any notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract that has not been fully remedied by the Company and withdrawn by the counterparty. The consummation of the transactions contemplated in this Agreement or any other Transaction Document to which the Company is a party will not constitute a default under, or affect the enforceability against any Person of, any such Material Contract. The Company has provided Parent with true and complete copies of all Material Contracts including all amendments, terminations and modifications thereof.
(b)    Section 3.19(b) of the Disclosure Schedule sets forth the form of standard Contract (the “Standard Customer Contract”) that the Company has used in selling or offering goods and services in the operation of the Business. Except to the extent disclosed in Section 3.19(b) of the Disclosure Schedule, no Major Customer has executed or otherwise undertaken legally binding obligations that deviate in any material respect (in a manner adverse to the Company) from the terms and conditions set out in the Standard Customer Contract.

3.20    Insurance.
(a)    The Company has been covered since its formation by insurance in scope and amount customary and reasonable for the business in which it has been engaged during such period.
(b)    Section 3.20(b) of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, directors and officers liability, professional liability insurance, errors and omissions insurance, or workers’ compensation coverage and bond and surety arrangements) to which the Company is a party, a named insured or otherwise the beneficiary of coverage at any time since its formation: (i) the name of the insurer, the name of the policyholder and the name of each covered insured; (ii) the policy number and the period of coverage; and (iii) the scope and amount of coverage (including an indication of whether the coverage was on a claims made, occurrence or other basis and a description of how deductibles and ceilings are calculated and operate). The Company has provided Parent with true and complete copies of each such policy, each submission and each broker or consultant Contract. Except as set forth in Section 3.20(b) of the Disclosure Schedule, there are no claims pending or, to the Knowledge of the Company, threatened under any of such policies and there are no disputes between the Company and any of the underwriters of said policies. Each of such insurance policies is legal, valid, binding, enforceable and in full force and effect (subject to the Remedies Exceptions) and will not be altered or changed following consummation of the transactions contemplated in this Agreement, and will continue to be legal, valid, binding, enforceable and in full force and effect (subject to the Remedies Exceptions) on identical terms following consummation of the transactions contemplated in this Agreement and any other Transaction Document. Neither the Company, nor, to the Knowledge of the Company, any other Person, is in breach or default under any such insurance policy (including with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination, modification or acceleration, under any such insurance policy. No party to any such insurance policy has repudiated any provision thereof. Except for amounts deductible under policies of insurance and as described in Section 3.20(b) of the Disclosure Schedule, the Company has not been and is not subject to liability as a self-insurer.
3.21    Transactions with Related Parties.  Except as set forth in Section 3.21 of the Disclosure Schedule, no employee, officer, director or Equityholder of the Company, nor any member of his or her immediate family, (i) is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them or (ii) has any direct or indirect ownership interest in any property or asset used or developed by or for the Company in the conduct of the Business except through such Person’s ownership of capital stock or any other Equity Interests of the Company. Other than as listed in Section 3.21 of the Disclosure Schedule, none of such Persons has any direct or indirect Equity Interest or other ownership interest in (a) any Person with which the Company is Affiliated or with which the Company has a business relationship or (b) any Person that competes with the Company (other than the ownership of less than 5% of the outstanding class of publicly traded stock in publicly traded companies that may compete with the Company). Except as set forth in Section 3.21 of the Disclosure Schedule, no officer, director or Equityholder, nor any member of his or her immediate family, is, directly or indirectly, a party to or interested in any Contract with the Company or its Affiliates. For clarity, no disclosure is required under this Section 3.21 with respect to any portfolio company of any venture capital or private equity investor in the Company.
3.22    Books and Records.  The minute books of the Company contain complete and accurate records of all meetings and other corporate actions of the stockholders and board of directors of the Company. The stock ledger of the Company is complete and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock, equity interests, options, and any other securities of the Company. True and complete copies of the minute books and the stock ledger of the Company have been made available to Parent and the original minute books and stock ledger will be delivered to Parent at the Closing.
3.23    Absence of Changes.  Since December 31, 2017, there has not occurred any Material Adverse Effect. Except as set forth in the applicable subsection of Section 3.23 of the Disclosure Schedule, from such date, the Company has conducted its business only in the ordinary course of business consistent with past practices, and the Company has not:
(a)    failed to use commercially reasonable efforts to preserve intact the Company’s present business organization and to keep available the services of its present officers, managerial personnel and key employees or independent contractors and preserve its relationships with customers;
(b)    failed to use commercially reasonable efforts to maintain its assets in their current condition, except, with respect to Personal Property, for ordinary wear and tear, or failed to repair, maintain, or replace any of its equipment in accordance with the normal standards of maintenance applicable in the industry;
(c)    amended, accelerated, terminated, canceled or failed to use commercially reasonable efforts to renew any Material Contract, or received any written notice or other notification that any other Person has or intends to take any such actions;
(d)    entered into any Contract (i) that is a Material Contract and (ii) outside the ordinary course of business;
(e)    entered into or modified any standstill or non-compete contracts under which the Company is the obligor, or modified or waived any of its rights under any existing standstill or non-compete contract under which the Company is the beneficiary;
(f)    transferred, granted any license or sublicense of any rights under or with respect to any Company Intellectual Property other than in the ordinary course of business consistent with past practice;
(g)    made or pledged to make any charitable or other capital contribution;
(h)    adopted, amended, modified or terminated any Employee Benefit Plan (other than as required by Applicable Law), made any contribution to any Employee Benefit Plan (other than regularly scheduled contributions) or materially increased in any manner the compensation or benefits of any officer, director, employee or independent contractor or granted any equity or equity based awards;
(i)    made any oral or written representation or commitment with respect to any aspect of any Employee Benefit Plan that is not in accordance with the existing written terms and provision of such Employee Benefit Plan;
(j)    terminated any employee other than in the ordinary course of business consistent with past practice;
(k)    hired or appointed any new officers, directors or exempt employees except (i) to replace existing employees at similar compensation levels or (ii) for any new employees hired in the ordinary course of business;
(l)    entered into any new intercompany transaction, agreement, arrangement, or understanding with, directly or indirectly, any officer or director or Affiliate, or made any payment or distribution to any of the foregoing other than salaries, expense reimbursements or advances to directors, officers and employees of the Company in the ordinary course of business and consistent with past practices of the Company;

(m)    acquired (including by merger, consolidation, or the acquisition of any equity interest or assets) or sold (whether by merger, consolidation, or the sale of an equity interest or assets), leased, assigned, licensed, loaned, pledged, transferred, or disposed of any Person or any material assets or rights except for fair consideration in the ordinary course of business and consistent with past practice;
(n)    mortgaged, pledged, or subjected to any Lien (other than Permitted Encumbrances) any of its assets;
(o)    made any loans, advances or capital contributions to, or investment in, any other Person;
(p)    entered into any joint ventures, strategic partnerships or alliances;
(q)    (i) hired or changed its independent public accountants, if any, (ii) changed its depreciation or amortization policies or rates, (iii) changed its standard invoicing or billing practices and procedures or, (iv) except as required by GAAP, Applicable Law or circumstances which did not exist as of such date, changed any of the accounting principles or practices used by it;
(r)    changed its practices and procedures with respect to the collection of accounts receivable or offered to discount the amount of any account receivable or extended any other incentive (whether to the account debtor or any employee or third party responsible for the collection of receivables) with respect thereto;
(s)    made, declared, paid or set aside assets for any dividend or otherwise declared or made any other distribution with respect to its capital stock, or directly or indirectly purchased, redeemed or otherwise acquired any shares of capital stock or other securities of the Company;
(t)    incurred or guaranteed any Indebtedness, issued any debt securities or rights to acquire debt securities, or entered into any arrangement having the economic effect of any of the foregoing;
(u)    failed to pay any Indebtedness or any other accounts payable as it became due, or changed its existing practices and procedures for the payment of Indebtedness or other accounts payable;
(v)    (i) paid, discharged or satisfied any claim, liability or obligation (absolute, accrued, asserted, unasserted, contingent or otherwise), other than claims, liabilities or obligations arising in the ordinary course of business, (ii) prepaid or cancelled any amount of Indebtedness for borrowed money, (iii) paid or agreed to pay any amount in settlement, or cancelled, compromised, waived or released any right or claim, including rights under or pursuant to, any matter involving actual or threatened claims against the Company, other than immaterial rights or claims in the ordinary course of business;
(w)    incurred or committed to incur any capital expenditures, capital additions or capital improvements in excess of $10,000 for any individual commitment or $50,000 in the aggregate;
(x)    made any payment or agreement relating to the surrender, cancellation, amendment or agreement not to exercise any stock option, warrant, or other right to acquire equity or equity linked securities issued by the Company;
(y)    experienced any damage, destruction or loss to or of any of the assets or properties owned or leased by the Company;
(z)    made or changed any Tax election, changed any annual accounting period, adopted or changed any accounting method with respect to Taxes, filed any amended Tax Return, entered into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment, surrendered any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax; or
(aa)    authorized, approved, agreed to or made any commitment, orally or in writing, to take any of the foregoing actions or to take any actions prohibited by this Agreement.
3.24    Product and Service Warranties.  Since December 31, 2016, the Company has not received any written notice, or to the Knowledge of the Company, any oral notice from users or purchasers of the Company Products, who are current customers of the Company as of the date of this Agreement, alleging that any Company Product or any other product or service sold, licensed, distributed, delivered or offered by the Company is not in conformity in any material respect with all applicable contractual commitments and all express warranties (if any) made by the Company , and the Company is not aware of any specific basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against the Company giving rise to any liability for violations thereof or other damages in connection therewith, subject only to the reserve set forth in the Financial Statements. Except as set forth in Section 3.24 of the Disclosure Schedule, no product sold, licensed, distributed or delivered by the Company is subject to any guaranty, warranty, or other indemnity beyond those set forth in the Standard Customer Contracts, except for such guarantees, warranties and indemnities that are implied under Applicable Law and not disclaimable.
3.25    Major Customers and Suppliers
.  Section 3.25 of the Disclosure Schedule sets forth a list of the top 40 customers of the Company by gross revenue for the year ended December 31, 2017, and the six-month period ended June 30, 2018 (the “Major Customers”), together, in each case, with the gross revenue for such Major Customers during such periods. Each Major Customer has executed a written Contract governing its relationship with the Company. Except as set forth in Section 3.25 of the Disclosure Schedule, no Major Customer has canceled, terminated or otherwise modified, or threatened (to the Knowledge of the Company) or requested to cancel, terminate or otherwise modify, its relationship with the Company during the 12 months immediately preceding the Closing Date or has during such 12-month period decreased, or threatened (to the Knowledge of the Company) or requested to decrease or limit, its business with the Company, in each case, other than as a result of a decrease in the number of properties owned, managed, operated or otherwise monitored by such Major Customer. The Company is not engaged in any dispute with any Major Customer and, to the Knowledge of the Company, no Major Customer intends to terminate, limit or reduce its business relations with the Company other than as a result of a decrease in the number of properties owned, managed, operated or otherwise monitored by such Major Customer. Section 3.25 of the Disclosure Schedule sets forth a list of the 25 largest suppliers or vendors (each a “Major Supplier”) of the Business for the six-month period ended June 30, 2018, based on and listing the gross purchases from such Major Suppliers. The Company is not engaged in any dispute with any Major Supplier and except as set forth in Section 3.25 of the Disclosure Schedule no Major Supplier has canceled, terminated or otherwise decreased, or threatened (to the Knowledge of the Company) or requested to decrease or limit, its business with the Company during the 12 months immediately preceding the Closing Date. The Company has no reason to believe that the consummation of the transactions contemplated in this Agreement is reasonably likely to have an adverse effect on the business relationship of the Company with any Major Customer or Major Supplier.
3.26    Absence of Certain Business Practices.  Neither the Company nor any employee, officer, director or Affiliate of the Company, or any other Person acting on behalf of any of them, has, with respect to, on behalf of or to otherwise further the interests of the Company, (a) used funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payments to foreign or domestic government officials or employees, (c) established or maintained any unlawful or unrecorded funds or other assets or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the OECD Convention on Combating Bribery of Foreign Public Officials in Business Transactions; (d) made any bribe, kickback or other unlawful payment or (e) made any favor or gift which is not, in good faith, believed by such Person to be fully deductible for any income tax purposes and which was, in fact, so deducted.

3.27    Bank Accounts, Powers of Attorney.
(a)    Section 3.27(a) of the Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations, mutual fund or stock brokerage firm and other financial institutions at which the Company maintains safe deposit boxes or accounts of any nature, the account numbers of all such accounts and the names of all persons authorized to draw thereon or make withdrawals therefrom.
(b)    The Company has no obligation to act under any outstanding power of attorney or any obligation or liability, either accrued, accruing or contingent, as guarantor, surety, consignor, endorser (other than for purposes of collection in the ordinary course of business of the Company), co-maker or indemnitor in respect of the obligation of any Person.
(c)    There are no credit cards issued to any present or past officer, employee or agent of the Company under which the Company has any current or potential future liability except as listed in Section 3.27(c) of the Disclosure Schedule.
3.28    No Competitor Technology; No Violation of Agreements with Certain Competitors.
(a)    Except as set forth in Section 3.28(a) of the Disclosure Schedule, without limiting the generality of any other representations or warranties contained in this Agreement, the Company’s software platform does not contain, and the Company is not in possession of, in any electronic or hard copy form, any Technology, data or other confidential or proprietary information or property owned by or originating from any Person set forth on Schedule 3.28(a) (each, a “Specified Competitor,” any such Technology, data or other confidential or proprietary information or property owned by or originating from a Specified Competitor is referred to as “Competitor Technology”). The Company has not breached any contract between the Company, on the one hand, and any Specified Competitor, on the other hand.
(b)    Except as set forth in Section 3.28(b) of the Disclosure Schedule, no Competitor Technology is required to operate the Business as currently conducted by the Company.
(c)    Except as set forth in Section 3.28(c) of the Disclosure Schedule, in the operation of its Business as currently conducted by the Company, the Company’s products and services interface with Specified Competitor software applications and databases only through standard interfaces, generally made available by such Specified Competitors to their customers, and not through a custom-built interface.
(d)    Except as set forth in Section 3.28(d) of the Disclosure Schedule, since January 1, 2011, the Company has not, directly or through any subcontractor or other third party, provided any consulting or similar services with respect to or utilizing Competitor Technology, or otherwise operated as a member of any consultant network of any Specified Competitor.
3.29    Preferences; Solvency.  Each of the following statements is, and, after giving effect to the transactions contemplated in this Agreement and the other Transaction Documents, true and correct:
(a)    The Company is not insolvent as such term is used in Sections 547 and 548 of the United States Bankruptcy Code and all other applicable preference, fraudulent transfer or fraudulent conveyance laws, statutes, rules or regulations applicable to the Company or the Equityholders.
(b)    The consideration received by the Equityholders hereunder constitutes reasonably equivalent value with respect to the Equity Interests of the Company held by such Equityholders.

3.30    Disclosures.  None of this Agreement (including any Exhibit or Schedule hereto) or any other Transaction Document to which the Company is a party, nor any certificate or instrument furnished to Parent or Merger Subsidiary in connection with the transactions contemplated in this Agreement or any other Transaction Document to which the Company is a party, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, not misleading.

ARTICLE IIIA
REPRESENTATIONS AND WARRANTIES OF THE EQUITYHOLDERS
Except as set forth in the Disclosure Schedule, each Equityholder represents and warrants to Parent and Merger Subsidiary and to and for the benefit of the Indemnified Parties, severally and not jointly, as of the date hereof and as of the Effective Time, as follows (with the understanding and acknowledgement that Parent and Merger Subsidiary would not have entered into this Agreement without being provided with the representations and warranties set forth herein, and that these representations and warranties constitute an essential and determining element of this Agreement):
3A.1.    Authority. Such Equityholder has all requisite power and authority (including any entity power and authority if such Equityholder is an entity and all authority under Applicable Laws relating to community property, if such Equityholder is an individual), and has taken all action necessary, to execute and deliver this Agreement and each other Transaction Document to which such Equityholder is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated herein or therein.
3A.2.    Due Execution. This Agreement has been, and each other Transaction Document to which such Equityholder is a party will be prior to the Closing, duly authorized, executed and delivered by such Equityholder, and (assuming the due authorization, execution and delivery by Parent and Merger Subsidiary) this Agreement constitutes, and each other Transaction Document to which such Equityholder is a party when so executed and delivered will constitute, the legal, valid and binding obligations of such Equityholder, enforceable against such Equityholder in accordance with their terms, subject to the Remedies Exceptions.
3A.3    Non-Contravention. The execution and delivery of this Agreement and each other Transaction Document to which such Equityholder is a party and the consummation of the transactions contemplated herein and therein by such Equityholder do not, and the performance of this Agreement and each such Transaction Document by the Equityholder will not, (i) conflict with or violate any provision of the organizational documents of such Equityholder, if such Equityholder is an entity, (ii) conflict with or violate any Applicable Laws, or (iii) conflict with, result in any breach or acceleration of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, any Contract to which such Equityholder is a party or by which the Equity Interests of the Company held by such Equityholder is bound, or (iv) result in the creation of a Lien on any of the Equity Interests of the Company held by such Equityholder.
3A.4     Ownership Interests. Such Equityholder (a) holds of record and beneficially the Equity Interests in the Company set forth opposite its name on Section 3A.4 of the Disclosure Schedule, free and clear of any and all Liens, (b) has not sold, transferred, conveyed or gifted to any other Person, or otherwise disposed of, any Equity Interests in the Company, (c) except as disclosed on Section 3A.4 of the Disclosure Schedule, is not a party to any Contract relating to or affecting the Equity Interests in the Company and (d) other than as set forth on Section 3A.4 of the Disclosure Schedule, owns no other, and has no preemptive or other rights to purchase, any Equity Interests in the Company.
3A.5    Litigation. There have not been in the last five years, and there currently are no Legal Proceedings pending or, to the knowledge of the Equityholder, threatened against the Equityholder where such Legal Proceedings are related to the Company, the Business or the Equity Interests in the Company held by such Equityholder. There have not been in the last five years, and currently are no Legal Proceedings initiated by the Equityholder pending, or that the Equityholder intends to initiate, against any other Person related to the Company, the Business or the Equity Interests in the Company held by such Equityholder. There is no injunction, judgment, decree or order binding upon or against the Equityholder that affects the Equity Interests in the Company held by such Equityholder or that could prevent, materially delay or materially impair the ability of the Equityholder to consummate the transactions contemplated in this Agreement or the Transaction Documents to which such Equityholder is a party.
3A.6    Consideration. Such Equityholder acknowledges that the amount it will receive with respect to each Outstanding Preferred Share, Outstanding Common Share, Vested Option and interests in the Management Carveout Plan will be allocated as set forth in this Agreement, which amount is subject to reductions, adjustments, holdback and indemnification in accordance with the terms of this Agreement.
3A.7    Brokers’ and Finders’ Fees. Such Equityholder has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any other Transaction Document to which the Equityholder is a party or any transaction contemplated herein or therein. No finder, broker, investment banker, agent or other intermediary has acted for or on behalf of such Equityholder in connection with the transactions contemplated in this Agreement or the Transaction Documents.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY
Parent and Merger Subsidiary represent and warrant to the Company and the Equityholders as follows (with the understanding and acknowledgement that the Company and the Equityholders would not have entered into this Agreement without being provided with the representations and warranties set forth herein, and that these representations and warranties constitute an essential and determining element of this Agreement):
4.1    Organizational Matters.
(a)    Organization, Standing and Power to Conduct Business. Each of Parent and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted; and is duly qualified and in good standing (with respect to jurisdictions that recognize such concept) to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to do so would not have a material adverse effect on Parent.
(b)    Charter Documents. Parent has delivered or made available to the Company true, correct and complete copies of the certificate of incorporation and bylaws of Parent, as amended to date and currently in effect (such instruments and documents, the “Parent Charter Documents”). Parent is not in violation of any of the provisions of the Parent Charter Documents.
4.2    Authority and Due Execution.
(a)    Authority. Each of Parent and Merger Subsidiary have all requisite corporate power and authority to enter into this Agreement and any other Transaction Documents to which they are a party and to consummate the transactions contemplated herein or therein. The execution and delivery of this Agreement and the other Transaction Documents to which Parent or Merger Subsidiary is a party and the consummation by Parent or Merger Subsidiary of the transactions contemplated herein or therein have been duly authorized by all necessary corporate action on the part of Parent and Merger Subsidiary and no other corporate proceedings on the part of Parent or Merger Subsidiary are necessary to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents by Parent or Merger Subsidiary or to consummate the transactions contemplated herein or therein.
(b)    Due Execution. This Agreement and each other Transaction Document to which either Parent or Merger Subsidiary is a party has been, or upon execution and delivery will be, duly executed and delivered by Parent and Merger Subsidiary and constitutes, or upon execution and delivery will constitute (assuming the due authorization, execution and delivery by the other parties hereto and thereto), the valid and binding obligations of Parent and Merger Subsidiary enforceable against them in accordance with their respective terms, subject to the Remedies Exceptions.
4.3    Non-Contravention and Consents.
(a)    Non-Contravention. The execution and delivery of this Agreement and each other Transaction Document by Parent and Merger Subsidiary does not, and the performance of this Agreement and each other Transaction Document by Parent and Merger Subsidiary will not, (i) conflict with or violate any provision of Parent’s or Merger Subsidiary’s Certificate of Incorporation or Bylaws, in each case as amended to date and currently in effect; (ii) conflict with or violate any Applicable Laws; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of Parent or Merger Subsidiary or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract, or result in the creation of a Lien on any of Parent’s or Merger Subsidiary’s assets or properties pursuant to, any obligation to which Parent or Merger Subsidiary is a party or by which Parent or Merger Subsidiary may be bound.
(b)    Contractual Consents. No Consent under any agreement to which Parent or Merger Subsidiary is a party is required to be obtained in connection with the execution, delivery or performance of this Agreement or any other Transaction Document by Parent or Merger Subsidiary or the consummation of the transactions contemplated herein or therein.
(c)    Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by Parent or Merger Subsidiary in connection with the execution, delivery and performance of this Agreement or any other Transaction Document by Parent or Merger Subsidiary or the consummation of the transactions contemplated herein or therein, except for the filing of the Certificate of Merger and any other required filing with the Secretary of State of the State of Delaware.
4.4    Brokers’ and Finders’ Fees.  Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any other Transaction Document to which the Company is a party or any transaction contemplated herein or therein.
ARTICLE V
ADDITIONAL AGREEMENTS AND COVENANTS OF THE COMPANY AND THE EQUITYHOLDERS
5.1    Conduct of Business.  Except as contemplated in this Agreement or to the extent that Parent otherwise consents in writing after the date of this Agreement, from the date of this Agreement until the earlier of the termination of this Agreement or the Closing, the Company covenants and agrees that the Company will not, except as otherwise expressly contemplated in this Agreement or required by Applicable Law:
(a)    fail to act in the ordinary course of business and consistent with past practices of the Company;
(b)    take any action, or fail to take any action, that would be required to be listed in Section 3.23 of the Disclosure Schedule if such action or failure to act had occurred after December 31, 2017 and prior to the date hereof;
(c)    (i) merge or consolidate with or into any other Person; (ii) dissolve or liquidate; (iii) sell, lease or exclusively license all or substantially all of its assets; (iv) mortgage or pledge any of its assets or subject any of its assets to any Lien (other than Permitted Encumbrances); or (v) permit the sale or transfer of any shares of capital stock or interests therein (other than pursuant to the exercise of options outstanding as of the date of this Agreement);

(d)    issue, sell, pledge, dispose of, encumber or deliver (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or other securities of any class (except for the issuance of shares of Common Stock pursuant to the exercise of options) or any options, warrants, calls, rights, commitments, agreements, arrangements or undertakings to issue, deliver or sell, or cause to be issued, delivered or sold, shares of capital stock or other securities of any class;
(e)    change, amend, modify or repeal any provision of the Company Charter Documents;
(f)    guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person (other than endorsements of checks in the ordinary course) or make any loans, advances or capital contributions to, or investments in, any Person, other than between the Company and a wholly owned subsidiary or between wholly owned subsidiaries;
(g)    make any settlement of or compromise any Tax liability, or except as required by Applicable Law, change any Tax election or Tax method of accounting or make any new Tax election or adopt any new Tax method of accounting; surrender any right to claim a refund of Taxes; consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; file any material Tax Return or any amended Tax Return or take any other action that would have the effect of increasing the Tax liability of the Company for any period after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;
(h)    except as required by GAAP, Applicable Law or circumstances which did not exist as of such date, change any of the accounting principles or practices used by it;
(i)    commence a lawsuit, administrative proceeding, mediation, arbitration or other similar proceeding other than relating to or arising out of this Agreement or the agreements and transactions contemplated herein;
(j)    make any claim under or reduce the amount of any insurance coverage provided by existing insurance policies;
(k)    make any loan to, or enter into any transaction directly or indirectly with, any of its Equityholders, directors, officers or employees, including any member of his or her immediate family or Affiliates, as applicable, other than transactions contemplated in this Agreement, pursuant to the exercise of options or the repurchase of shares upon termination of service or the exercise of rights of first refusal, or compensatory transactions (e.g., payment of salaries) in the ordinary course of business and consistent with past practices of the Company;
(l)    enter into any collective bargaining agreement;
(m)    make, declare, pay or set aside assets for any dividend or otherwise or declare or make any other distribution with respect to its capital stock, or, directly or indirectly, purchase, redeem or otherwise acquire any shares of capital stock or other securities except as contemplated in this Agreement or pursuant to the exercise of options or the repurchase of shares upon termination of service or the exercise of rights of first refusal;
(n)    hire any new management-level employee, or grant any bonus;
(o)    fail to maintain the books, records and accounts of the Company in the ordinary course;

(p)    fail to comply with any Applicable Law in any material respect;
(q)    introduce any material change with respect to the operation of the Company, including any material change in the types, nature, composition or quality of its products or services;
(r)    take any action that would adversely affect the ability of the parties to consummate the transactions contemplated in this Agreement and the other Transaction Documents;
(s)    enter into any Contract, understanding or commitment that restrains, restricts, limits or impedes the ability of the Company to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons; or
(t)    approve, propose, authorize any of, or commit or agree to take any of, the foregoing actions.
5.2    Access and Information.  Subject to Applicable Law, until the earlier of the termination of this Agreement or the Closing, the Company will afford to Parent, Merger Subsidiary and their representatives (including accountants and counsel) reasonable access to all properties, books, contracts, commitments, financial information (including working papers and data in the possession of the Company or its independent public accountants), records, Tax Returns and facilities of the Company and all other information with respect to their business, together with the opportunity to make copies of such books, records and other documents and to discuss the business of the Company with such directors, officers and counsel for the Company as Parent or Merger Subsidiary may reasonably request for the purposes of familiarizing itself with the Company. Notwithstanding the foregoing provisions of this Section 5.2, the Company will not be required to grant access or furnish information to Parent, Merger Subsidiary or any of their representatives to the extent that such information (a) is subject to an attorney/client or attorney work product privilege unless Parent or Merger Subsidiary, as applicable, agrees to enter into a common interest privilege agreement to protect such privilege or (b) consists of personnel records of the Company relating to medical histories or other information that in the Company’s good faith opinion is sensitive or the disclosure of which could subject the Company to risk of liability. All information provided pursuant to this Agreement will remain subject in all respects to the Confidentiality Agreement.
5.3    Third Party Consents; Modifications and Termination of Contracts.  After the date of this Agreement and until the earlier of the termination of this Agreement or the Closing, the Company will use commercially reasonable efforts to obtain each Consent required to be obtained under any Contract in connection with the execution, delivery or performance of this Agreement or any other Transaction Document by the Company or the consummation of the transactions contemplated herein or therein, including the consents set forth on Schedule 5.3(a). After the date of this Agreement and until the earlier of the termination of this Agreement or the Closing, the Company will use commercially reasonable efforts to obtain the terminations, modifications and amendments set forth on Schedule 5.3(b) of each Contract set forth on such schedule. After the date of this Agreement and until the earlier of the termination of this Agreement or the Closing, the Company will also deliver the notices set forth on Schedule 5.3(c) with respect to each Contract set forth on such schedule. All such consents, waivers, approvals, terminations, modifications, amendments and notices shall be in writing and in form and substance reasonably satisfactory to Parent, and executed counterparts of such consents, waivers and approvals shall be delivered to Parent promptly after receipt thereof, and copies of such notices shall be delivered to Parent promptly after the making thereof. The Company shall be required to make any commercially reasonable expenditures necessary to obtain such consents, waivers, approvals, terminations, modifications, amendments and notices. Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be required to pay any amounts in connection with obtaining any consents, waivers, approvals, terminations, modifications, amendments and notices.
5.4    Company Transaction Costs.  No later than three Business Days prior to the Closing Date, the Company shall provide Parent and Merger Subsidiary, pursuant to the Payment Spreadsheet, the maximum amount, in the aggregate, of all Company Transaction Costs. The Payment Spreadsheet shall set forth (a) the identity of each

Person that is to be paid any Company Transaction Costs; (b) the amount owed or to be owed to each such Person; and (c) the bank account and wire transfer information for each such Person.
5.5    Pay-Off Letters.  The Company shall prepare and deliver to Parent executed Pay-Off Letters evidencing the satisfaction and termination of the Loan Agreements or other Indebtedness set forth on Schedule 5.5 hereto no later than three Business Days prior to the Closing Date, including (a) the amounts required to pay off in full at the Closing the Indebtedness owing to such creditor (including, but not limited to, the outstanding principal, accrued and unpaid interest and prepayment and other penalties); (b) upon payment of such amounts, a complete release of the Company, Parent, Merger Subsidiary and the Surviving Corporation, in form and substance reasonably satisfactory to Parent; and (c) the commitment of such creditor to release all Liens, if any, which they may hold on any of the assets of the Company within a designated time period after the Closing Date, which Pay-Off Letters will be updated, as necessary, on the Closing Date.
5.6    Acquisition Proposals.
(a)    No Solicitation. From the date hereof through the earlier of the termination of this Agreement or the Closing, the Company and the Equityholders shall not, and shall not permit or authorize any of the employees, officers, directors, agents, stockholders, or representatives of the Company to, directly or indirectly (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal with respect to the Company; (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal with respect to the Company; (iii) engage in discussions with any Person with respect to any Acquisition Proposal with respect to the Company, except as to the existence of these provisions; (iv) approve, endorse, recommend or submit to a vote of its stockholders any Acquisition Proposal with respect to the Company; or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated therein with respect to the Company (including any nondisclosure or confidentiality agreement). The Company represents and warrants to Parent and Merger Subsidiary that the Company has ceased any and all activities, discussions or negotiations with any third parties conducted on or prior to the date hereof with respect to any Acquisition Proposal with respect to the Company or its assets or businesses.
(b)    Notification of Unsolicited Acquisition Proposals. From the date hereof until the earlier of the termination of this Agreement or the Closing, immediately after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that it reasonably believes could lead to an Acquisition Proposal, the Company will promptly (and in any event within one Business Day after receipt) provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a true and complete copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry.
5.7    Stockholder Approval.  Promptly following execution of this Agreement, the Company shall, in accordance with the Company Charter Documents and the applicable requirements of the DGCL and the CCC, if and to the extent applicable, obtain the Requisite Stockholder Approval. Any information statement, proxy statement or similar document the Company delivers to its stockholders in connection with such solicitation shall be subject to the approval of Parent (not to be unreasonably withheld, delayed or conditioned).
5.8    Reserved.
5.9    Resignations of Directors and Officers.  The Company will cause all of its directors and officers to deliver their written resignations to Parent, which resignations will be effective on or before the Closing and will be in form and substance reasonably satisfactory to Parent. Each such resignation will state that the Company is not in any way indebted or obligated to the resigning party for termination pay, loans, advances, or otherwise and that the Company is fully released from any and all indemnification obligations under the Company Charter Documents or any Contract (except to the extent covered by the D&O Tail Policy).
5.10    Employment Matters.
(a)    Effective as of immediately prior to the Closing, the Company shall cause the Company Stock Plan to be terminated. Prior to the Closing, the Company’s board of directors shall take such actions as are required to (i) terminate and cancel all outstanding options granted under the Company Stock Plan in accordance with Section 2.8 and (ii) cause the Company Stock Plan to be terminated as of immediately prior to the Effective Time. Prior to the Closing, the Company shall deliver to the Parent executed copies of the resolutions adopted by the Company’s board of directors effecting the termination of the Company Stock Plan.
(b)    The Company shall take such actions as may be necessary to prepare disclosures necessary to submit to a vote of the stockholders of the Company for their approval the payment of any amount or the provision of any benefit that, separately or in the aggregate, would not be deductible by reason of Section 280G of the Code. The Company shall complete the preparation and submission contemplated pursuant to the preceding sentence in a manner that satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q&A-7 of Section 1.280G-1 of such Treasury Regulations. The Company shall use its best efforts to cause the Disqualified Individuals to enter into the Parachute Payment Waivers.
5.11    Related-Party Transactions.  On or prior to the Closing Date, the Company shall (a) pay or otherwise satisfy all obligations of the Company to any Equityholder or any of their respective Affiliates (other than (i) obligations of the Company to its employees for accrued salary for the current payroll period reflected in the Closing Date Balance Sheet, (ii) Management Carveout Payments, Vested Option Payments, Promised Option Payments, Company Transaction Costs and Indebtedness set forth on the Payment Spreadsheet and (iii) obligations of the Company to its employees under health and welfare benefit programs and business expense reimbursement policies), (b) terminate all Contracts with the Equityholders or their respective Affiliates (other than (i) those Contracts set forth on Schedule 5.11 and (ii) Contracts between the Company and its employees the continuation of which Parent has approved in writing) and (c) deliver releases executed by such Affiliates with whom the Company has terminated such Contracts pursuant to this Section 5.11 providing that no further payments are due, or may become due, under or in respect of any such terminated Contracts.
5.12    Financial Statements.
(a)    From the date hereof until the earlier of the termination of this Agreement or the Closing, the Company shall deliver to Parent, (i) as soon as practicable after the end of each quarterly accounting period of the Company following the date hereof, and in any event within 45 days after the end of each such quarterly period, unaudited consolidated financial statements (consisting of a balance sheet, statement of operations and statement of cash flows) as of the end of each such quarterly period and (ii) as soon as practicable after the end of each monthly accounting period (that is not also the end of a quarterly accounting period of the Company), and in any event within 30 days after the end of each such calendar month, unaudited consolidated financial statements (consisting of a balance sheet, statement of operations and statement of cash flows) as of the end of each such monthly accounting period, in each case prepared in accordance with GAAP, certified by the principal financial or accounting officer of the Company, subject to changes resulting from normal year end audit adjustments, which will not be material individually or in the aggregate, and except that such financial statements need not contain the notes required by GAAP.
(b)    The Company and the Equityholders shall cooperate with Parent in the preparation of, any document or materials required to satisfy any public filing requirements of Parent arising out of or otherwise relating to the consummation of the transactions contemplated in this Agreement.

ARTICLE VI
ADDITIONAL COVENANTS
6.1    Governmental Consents.  Promptly following the execution of this Agreement, the parties will proceed to prepare and file with the appropriate Governmental Entities such Consents that are necessary in order to consummate the transactions contemplated in this Agreement and will diligently and expeditiously prosecute, and will cooperate fully with each other in the prosecution of, such matters.
6.2    Tax Covenants.
(a)    Filing of Tax Returns; Payment of Taxes. Parent shall prepare or cause to be prepared all Tax Returns of the Company required to be filed after the Closing Date for all Pre-Closing Tax Periods and all Straddle Periods. Such Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by Applicable Laws. Not later than 30 days prior to the due date for filing any such Tax Return, Parent shall deliver or cause to be delivered a copy of such Tax Return, together with all supporting documentation and work papers, to the Representative for its review and reasonable comment and will consider in good faith the reasonable comments of the Representative. Parent will cause such Tax Return (as revised to incorporate the Representative’s comments accepted by Parent) to be timely filed and will provide a copy to the Representative. Not later than five days prior to the due date for payment of Taxes with respect to any Tax Return for a Pre-Closing Tax Period or Straddle Period, the Equityholders shall pay to Parent the amount of any Indemnified Tax Losses with respect to such Tax Return (other than any amounts with respect to Taxes adjusted for pursuant to Working Capital).
(b)    Proration of Straddle Period Taxes. In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of the period ending on the Closing Date shall be:
(i)    in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Tax period of the Company (and each partnership in which the Company is a partner) ended with (and included) the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and
(ii)    in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period.
(c)    Cooperation on Tax Returns and Tax Proceedings. Parent, the Company, and the Representative shall cooperate fully as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, examination, litigation or other judicial or administrative proceeding with respect to Taxes imposed on or with respect to the assets, operations or activities of the Company (each a “Tax Proceeding”). Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, the Company, and the Representative agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by Parent or the Company, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Company or Parent, as the case may be, shall allow the other party to take possession of such books and records. The Representative and the Company further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on Parent or the Company (including with respect to the transactions contemplated herein). Notwithstanding the above, the control and conduct of any Tax Proceeding that is a Third Party Action shall be governed by Section 10.2.
(d)    Transfer Taxes. The Equityholders will be responsible for the payment of all state and local transfer, sales, use, stamp, registration or other similar Taxes resulting from the transactions contemplated in this Agreement or any other Transaction Document (“Transfer Taxes”).
(e)    Sales Taxes. Parent or the Surviving Corporation may file any Tax Return with respect to Sales Taxes or amended Tax Return with respect to Sales Taxes (including any voluntary disclosure agreement or similar agreement), apply for or participate in any voluntary disclosure program or remit any sales and use or other gross receipts Tax (collectively, “Sales Tax”) related to the Company or the Business; provided that, if such filing relates to a Pre-Closing Tax Period, Parent shall provide reasonable notice to the Representative of its intent to make such filing prior to making any such filing and provide the Representative at least 15 days to review and comment on such filing. In the event that Parent or the Surviving Company receives any notice from any Tax Authority relating to Sales Tax with respect to the Company or the Business for any Pre-Closing Tax Period, Parent shall remit such notice to the Representative.  Notwithstanding anything to the contrary in this Agreement, Parent may assume such claim in such manner as Parent determines in its sole discretion.  The Equityholders hereby agree to indemnify Parent for any losses relating to Sales Taxes with respect to any Pre-Closing Tax Period pursuant to Article X hereof.
6.3    Efforts to Consummate.  Subject to the terms and conditions of this Agreement, each party to this Agreement shall act in good faith and use commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, required under Applicable Law in order to consummate the transactions contemplated herein as expeditiously as reasonably practicable, including (a) obtaining all authorizations, consents and approvals of any Person which are required for or in connection with the consummation of the transactions contemplated herein and by the other Transaction Documents; (b) taking any and all reasonable actions necessary to satisfy the conditions to the other parties’ obligations hereunder as set forth in Article VII; and (c) executing and delivering all agreements and documents required by the terms hereof to be executed and delivered by such party on or prior to the Closing. Each party hereto shall refrain from taking any action to frustrate, hinder or delay the satisfaction of closing conditions for the Closing of the transactions contemplated in this Agreement.
6.4    Confidentiality.
(a)    The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of Parent and the Company under the Confidentiality Agreement shall terminate; provided, that the Confidentiality Agreement shall not apply to disclosures by the Company to (a) its directors, officers, employees, stockholders, agents, financing sources or advisors (including attorneys, accountants and financial advisors) who need to know such information to consummate the transactions contemplated in this Agreement and who are bound by confidentiality obligations, or (b) third parties in connection with giving notices or seeking consents, amendments, modifications or terminations contemplated by this Agreement, in each case to the extent the Company has a valid confidentiality agreement in place with such Person and makes such Person aware of the confidential nature of any such disclosure. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in respect of any confidential information in accordance with its terms.

(b)    From and after the Effective Time, (i) each Equityholder shall, and shall cause its Affiliates to, hold in confidence all information relating to the Company and the Business and the transactions contemplated by, and the terms of, this Agreement and the Transaction Documents (the “Company Confidential Information”) and (ii) no Equityholder shall, and each Equityholder shall cause its Affiliates not to, disclose or use any Company Confidential Information except as expressly authorized in writing by Parent. Each Equityholder shall, and shall cause its Affiliates to, take the same degree of care to protect the Company Confidential Information as such Equityholder uses to protect his, her or its own confidential information, which shall in no event be less that a reasonable degree of care. Notwithstanding the foregoing, nothing in this Section 6.4(b) will prevent any of the following Equityholder disclosures at any time: (1) disclosing any information to the extent required under Applicable Law or under the rules and regulations of any national securities exchange (to the extent such Equityholder or any of its Affiliates has any of its securities traded or listed thereon); (2) communicating to its direct or indirect shareholders, members or partners (as applicable) in accordance with its customary investor communications practices; (3) making a statement or disclosure (A) as required as part of its or any of its Affiliate’s financial statements or Tax Returns, (B) to the extent reasonably necessary to enforce or comply with this Agreement or (C) in response to any request for information or documents made by a Governmental Entity investigating the transactions described herein; (4) making a statement or disclosure to its (or any of its Affiliate’s) legal, accounting, tax and financial advisers to the extent reasonably necessary for any such adviser to perform its legal, accounting, tax and financial services, respectively; or (5) disclosures in connection with dispute resolution proceedings relating to this Agreement and the transactions contemplated hereby to the courts and arbitrators involved in such proceedings and other persons (e.g., attorneys, witnesses) involved in such proceedings. For clarity, the term “Company Confidential Information” does not include information which (x) is or becomes generally available to the public, (y) was available on a non-confidential basis prior to its disclosure to the Equityholder or (z) becomes available to the Equityholder from a third-party not known to the Equityholder to be under any duty of confidentiality.
(c)    No party shall, and each will cause its Affiliates not to, disclose to any Person, either directly or indirectly, this Agreement, the Transaction Documents, the transactions to be consummated in connection with this Agreement or the Transaction Documents, and the terms and conditions of each of the foregoing, unless otherwise required by Applicable Laws (in which case the disclosing party will provide reasonable advance written notice of such disclosure to allow the other party reasonable time to seek temporary, interim or permanent injunctions to such disclosure with the appropriate Governmental Entities), without the prior written consent of the other party. Notwithstanding the foregoing, (a) the parties hereto may disclose such information to its directors, officers, employees, stockholders, agents, financing sources or advisors (including attorneys, accountants and financial advisors) who need to know such information to consummate the transactions contemplated in this Agreement and who are bound by confidentiality obligations, provided that the Company makes such Person aware of the confidential nature of any such disclosure, (b) Parent may provide information concerning this Agreement and the transactions contemplated herein, including delivery of copies of this Agreement or the Transaction Documents to underwriters and others in connection with the registration of its securities under the Securities Act, and any applicable state blue sky laws, as it may deem necessary or appropriate in connection with a proposed public offering of its securities, and in connection with compliance with its periodic reporting obligations under the Exchange Act, (c) prior to the Closing, the Company may disclose information to third parties in connection with giving notices or seeking consents, amendments, modifications or terminations contemplated in this Agreement, in each case to the extent the Company has a valid confidentiality agreement in place with such Person and makes such Person aware of the confidential nature of any such disclosure, and (d) the parties may disclose information in connection with dispute resolution proceedings to the courts and arbitrators involved in such proceedings and other persons, such as attorneys and witnesses, involved in such proceedings. After the Closing, Parent may provide information with respect to this Agreement and the transactions contemplated herein, including the delivery of copies of this Agreement or the Transaction Documents as may be required under any Applicable Law or considered appropriate in connection with any proposed financing, transaction or other business matter undertaken by Parent.
6.5    Company Insurance.

(a)Prior to the Closing Date, as a condition to Closing, on or before the Effective Time, the Company shall obtain for the Company and pay for those policies of insurance described on Schedule 6.5, with the applicable insurer, limits and endorsements set forth on such schedule, for the applicable policy period noted for each particular policy on such schedule (the “Post-Closing Insurance Coverage”), including three-year “tail” coverage for Errors & Omissions (the “E&O Tail Policy”).
(b)    In addition, the Company shall obtain and pay for, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated herein) for the period beginning upon the Effective Time and ending three years after the Effective Time, covering each D&O Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any D&O Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement (the “D&O Tail Policy”). If such D&O Tail Policies have been obtained by the Company, Parent shall cause such D&O Tail Policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.
6.6    General Release of All Claims. EFFECTIVE AFTER THE EFFECTIVE TIME, EACH EQUITYHOLDER FOR HIMSELF, HERSELF, OR ITSELF AND IF APPLICABLE ALL OF HIS, HER OR ITS CONSTITUENT STOCKHOLDERS, MEMBERS OR PARTNERS, OFFICERS, EMPLOYEES, AGENTS, HEIRS AND ASSIGNS, AND ALL PERSONS CLAIMING THROUGH HIM, HER OR IT OR ANY OF THEM (COLLECTIVELY, THE “RELEASORS”) (FOR CLARITY, THE TERM “RELEASORS” SHALL NOT INCLUDE ANY PORTFOLIO COMPANY OF (1) ANY VENTURE CAPITAL INVESTOR OR (2) PRIVATE EQUITY INVESTOR IN THE COMPANY), TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY RELEASES, ACQUITS AND DISCHARGES FOREVER ANY AND ALL CLAIMS, DEMANDS, PROCEEDINGS, CAUSES OF ACTION, ORDERS, JUDGMENTS, OBLIGATIONS, PREEMPTIVE RIGHTS, EQUITYHOLDER RIGHTS, CONTRACTS, AGREEMENTS, DEBTS AND LIABILITIES OF WHATEVER KIND OR NATURE, WHETHER AT LAW OR EQUITY, MATURED OR UNMATURED, KNOWN OR UNKNOWN, CONTINGENT OR LIQUIDATED OR OTHERWISE (COLLECTIVELY, “RELEASED CLAIMS”) ARISING OUT OF OR RELATING TO THE EQUITYHOLDER’S STATUS AS AN EQUITYHOLDER OR SERVICE PROVIDER TO THE COMPANY OR ANY MATTER, CAUSE, CIRCUMSTANCE OR EVENT ARISING OUT OF OR RELATING TO THE CONDUCT, MANAGEMENT OR OPERATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY PRIOR TO THE EFFECTIVE TIME (OTHER THAN PAYMENT FOR ACCRUED SALARY FOR THE CURRENT PAYROLL PERIOD REFLECTED IN THE CLOSING DATE BALANCE SHEET), INCLUDING ANY BREACH OF FIDUCIARY DUTY IN CONNECTION WITH THE APPROVAL OF THIS AGREEMENT, THAT SUCH EQUITYHOLDER MAY HAVE AGAINST THE COMPANY OR ITS PAST AND PRESENT SUBSIDIARIES AND THEIR RESPECTIVE MANAGERS, DIRECTORS, OFFICERS, EQUITYHOLDERS AND MEMBERS (INDIVIDUALLY, A “RELEASEE” AND COLLECTIVELY, THE “RELEASEES”); PROVIDED, HOWEVER, THAT SUCH RELEASE AND DISCHARGE SHALL NOT EXTEND TO (A) ANY CLAIMS ENFORCING THE RIGHTS OF THE RELEASORS UNDER THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED THEREIN, (B) ANY RIGHTS TO INDEMNIFICATION, EXCULPATION OR EXPENSE ADVANCEMENT TO THE EXTENT PROVIDED UNDER THE D&O TAIL POLICY, (C) RIGHTS TO EXPENSE REIMBURSEMENTS FOR REASONABLE AND NECESSARY BUSINESS EXPENSES INCURRED AND DOCUMENTED PRIOR TO THE CLOSING, (D) UNREIMBURSED CLAIMS UNDER EMPLOYEE HEALTH AND WELFARE PLANS, CONSISTENT WITH TERMS OF COVERAGE, AND (E) THE ENTITLEMENT TO CONTINUATION COVERAGE BENEFITS OR ANY OTHER SIMILAR BENEFITS REQUIRED BY APPLICABLE LAW TO BE PROVIDED. IN MAKING THIS RELEASE, THE RELEASORS EXPRESSLY WAIVE ANY AND ALL RIGHTS OR BENEFITS THEY MAY NOW HAVE, OR IN THE FUTURE MAY HAVE, UNDER ANY LAW RELATING TO THE RELEASE OF CLAIMS WHICH ARE UNKNOWN AT THE TIME OF THE EXECUTION OF THIS AGREEMENT.
The parties to this Agreement acknowledge that each has been made aware of and understands Section 1542 of the California Civil Code, which states:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”
Notwithstanding Section 1542, the parties understand and agree that this Agreement shall act as a release of all future claims that may arise from any matters that existed between the parties up to the Effective Time, whether such claims are currently known or unknown, and that each party intentionally waives any rights such party may have under the provisions of Section 1542, as well as under any other statutes or common law principles of similar effect in the State of California or in any other state.
6.7    Notification of Certain Matters.  From the date of this Agreement and until the earlier of the termination of this Agreement or the Closing, the Company will give prompt notice to Parent of (a) the discovery of any event, condition, fact or circumstance that causes, caused, constitutes or constituted a breach in any material respect of any representation or warranty of the Company contained in this Agreement and (b) the failure of the Company to comply with or satisfy in any material respect any covenant to be complied with by it hereunder. No such notification will affect the representations or warranties of the parties, the conditions to their respective obligations hereunder or the indemnification obligations of the parties hereunder.
ARTICLE VII
CONDITIONS PRECEDENT
7.1    Conditions to Each Party’s Obligations.  The respective obligations of the Company, Parent and Merger Subsidiary to effect the transactions contemplated in this Agreement are subject to the satisfaction of the following conditions on or prior to the Closing Date unless waived, in whole or in part, by the parties hereto; provided, however, that the Representative may waive such conditions on behalf of all of the Equityholders (to the extent permitted by Applicable Law):
(a)    Consents and Approvals. The Company, Parent and Merger Subsidiary shall have obtained from each Governmental Entity all approvals, waivers and Consents, if any, necessary to consummate the transactions contemplated in this Agreement and the other Transaction Documents.
(b)    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated in this Agreement or any other Transaction Document shall be in effect, and there shall be no litigation, proceeding or investigation pending or threatened that seeks to prevent or otherwise adversely affect the Merger.
(c)    Conduct of Business. No action will have been taken, nor any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) will have been enacted, by any Governmental Entity that has the effect of materially limiting or restricting Parent’s, Merger Subsidiary’s, any of their Affiliates or the Company’s conduct or operation of its business following the Closing, nor will any proceeding seeking any of the foregoing be pending or threatened.
(d)    No Action. No action shall have been taken, nor shall any statute, rule or regulation have been enacted, by any Governmental Entity that makes the consummation of the transactions contemplated in this Agreement or any other Transaction Document illegal.
7.2    Conditions to Obligations of Parent and Merger Subsidiary.  The obligations of Parent and Merger Subsidiary to effect the transactions contemplated in this Agreement are subject to the satisfaction of the following conditions on or prior to the Closing Date unless waived, in whole or in part, by Parent (to the extent permitted by Applicable Law):

(a)    Representations and Warranties. Each of the representations and warranties of the Company set forth in Article III shall be true and correct in all material respects (other than representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date, in which case they shall be true and correct in all material respects (or true and correct in all respects, with respect to representations and warranties qualified by materiality or Material Adverse Effect) as of such earlier date) as of the Effective Time as though made on and as of the Effective Time. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Operating Officer of the Company to such effect.
(b)    Compliance with Covenants of the Company. The Company shall in all material respects have performed and complied with all terms, agreements, covenants and conditions of this Agreement to be performed or complied with by the Company on or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Operating Officer of the Company to such effect.
(c)    Material Adverse Effect. No effect, event, change, occurrence, fact, circumstance or development shall have occurred since June 30, 2018 and prior to the Closing Date or be reasonably likely to occur on or after the Closing Date which, individually or in the aggregate with any other effects, events, changes, occurrences, facts, circumstances or developments, has had a Material Adverse Effect (regardless of whether or not such effects, events, changes, occurrences, facts, circumstances or developments are inconsistent with the representations and warranties of the Company contained herein), and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Operating Officer of the Company to such effect.
(d)    Required Consents. Parent shall have received the executed consents and evidences of notice to third parties regarding the transactions contemplated herein with respect to each of the Contracts set forth on Schedule 7.2(d), in form and substance reasonably satisfactory to Parent (the “Required Consents”).
(e)    Required Modifications. The Company and each party to a Contract set forth on Schedule 7.2(e) shall have executed and delivered terminations, amendments or modifications to each such Contract as described on Schedule 7.2(e) in form and substance reasonably satisfactory to Parent.
(f)    Stockholder Approval. The Requisite Stockholder Approval shall have been received, and the Stockholders shall have approved and adopted this Agreement, the Merger and the other transactions contemplated herein, and no such approval and adoption shall have been withdrawn, rescinded or otherwise revoked. No more than five percent (5%) of the Company’s Outstanding Shares shall have become Dissenting Shares.
(g)    Legal Opinion. Parent shall have received from Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, an opinion dated as of the Closing Date, in substantially the form attached hereto as Exhibit F.
(h)    Resignation of Directors and Officers. The directors and officers of the Company shall have delivered the resignations described in Section 5.9, and each such resignation shall be effective.
(i)    Significant Owner Agreements. Parent shall have received from each Significant Owner a Significant Owner Agreement, and none of such agreements shall have been terminated, rescinded or otherwise revoked.
(j)    Employment Documentation. Parent shall have received countersigned Employment Documentation in the form of Exhibit G attached hereto from each Key Employee, and as of the Closing Date, no Key Employee shall have given to Parent or the Company notice of such Key Employee’s intent to (A) terminate such employee’s employment with Parent or the Company, as applicable, or (B) revoke all or any portion of such employee’s Employment Documentation.
(k)    Letters of Transmittal and Acknowledgements and Releases. Parent shall have received completed and duly executed (i) Letters of Transmittal from the holders of no less than 95% of the Outstanding Shares, (ii) Acknowledgements and Releases from the holders of no less than 95% of the Vested Options, and (iii) an Acknowledgement and Release from each Management Carveout Participant and each Promised Option Holder.
(l)    Pay-Off Letters. Parent shall have received from each Person set forth on Schedule 5.5, a Pay-Off Letter, in the form and substance described in Section 5.5 and reasonably satisfactory to Parent, addressed to Parent and the Company and signed by such creditor.
(m)    Certificates of Good Standing. The Company shall have provided Parent with a certificate from the Secretary of State of the State of Delaware and from each other jurisdiction in which the Company is organized or qualified to do business, as to the Company’s good standing and payment of all Taxes required to be paid for the Company to remain in good standing or qualified to do business in such jurisdiction, as applicable.
(n)    Terminations Pursuant to Section 5.10(b). Parent shall have received evidence of the termination of the Company Stock Plan, in form and substance reasonably satisfactory to Parent in its sole discretion.
(o)    Terminations Pursuant to Section 5.11(b). Parent shall have received evidence of the terminations contemplated in Section 5.11(b), in form and substance reasonably satisfactory to Parent in its sole discretion.
(p)    Payment Spreadsheet; Pre-Closing Statement. Parent shall have received the Payment Spreadsheet in accordance with Section 2.11(a) and the Pre-Closing Statement in accordance with Section 2.13, in each case duly certified and executed by the Chief Executive Officer or Chief Operating Officer of the Company.
(q)    Insurance. Parent shall have received evidence that the Company has obtained the E&O Tail Policy and the D&O Tail Policy and the other policies of insurance described on Schedule 6.5 in accordance with Section 6.5.
(r)    Section 280G Stockholder Approval. If applicable, each Disqualified Individual shall have entered into a Parachute Payment Waiver. Any agreements, contracts or arrangements that may result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code shall have been submitted for approval by such number of stockholders of the Company as is required by the terms of Section 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code and either such approval shall have been obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q&A-7 of Section 1.280G-1 of such Treasury Regulations, or, in the absence of such stockholder approval, none of those payments or benefits shall be paid or provided, pursuant to the Parachute Payment Waivers.
(s)    Closing Deliveries. All documents, instruments, certificates or other items required to be delivered at the Closing by the Company and any other Persons (other than Parent or the Merger Subsidiary) pursuant to Section 8.2(b) of this Agreement shall have been delivered.

7.3    Conditions to Obligations of the Company and the Equityholders.  The obligations of the Company and the Equityholders to effect the transactions contemplated in this Agreement are subject to the satisfaction of the following conditions unless waived, in whole or in part, by the Company or, with respect to the Equityholders, by the Representative, as applicable:
(a)    Representations and Warranties. Each of the representations and warranties of Parent and Merger Subsidiary set forth in this Agreement shall be true and correct in all material respects (other than representations and warranties qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date, in which case they shall be true and correct in all material respects (or true and correct in all respects, with respect to representations and warranties qualified by materiality or material adverse effect) as of such earlier date) as of the Effective Time as though made on and as of the Effective Time. The Company shall have received a certificate signed on behalf of Parent and Merger Subsidiary by an authorized representative of each such entity to such effect.
(b)    Performance of Obligations of Parent and Merger Subsidiary. Each of Parent and Merger Subsidiary shall in all material respects have performed and complied with all terms, agreements, covenants and conditions of this Agreement to be performed or complied with by them on or prior to the Effective Time. The Company shall have received a certificate signed on behalf of Parent and Merger Subsidiary by an authorized representative of each such entity to such effect.
(c)    Certificates of Good Standing. Parent will have provided the Company with a certificate from the Secretary of State of the State of Delaware as to Parent’s and Merger Subsidiary’s good standing.
(d)    Closing Deliveries. All documents, instruments, certificates or other items required to be delivered at Closing by Parent and Merger Subsidiary pursuant to Section 8.2(a) of this Agreement shall have been delivered.
ARTICLE VIII
CLOSING
8.1    Closing.  Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article IX, the closing of the Merger (the “Closing”) shall take place remotely by electronic exchange of signatures on the date that is two Business Days after the date that the conditions set forth in Article VII have been satisfied or waived (other than those conditions that are to be satisfied at the Closing pursuant to Section 8.2(a) or 8.2(b), as applicable), but subject to the satisfaction or waiver of such conditions), unless another date, time or place is mutually agreed to in writing by Parent and the Company.
8.2    Actions to Occur at Closing.
(a)    At the Closing, Parent and Merger Subsidiary shall deliver or pay, as the case may be, the following in accordance with the applicable provisions of this Agreement:
(i)    Closing Payments. To the Equityholders and the other payees identified in Section 2.11, by wire transfers of immediately available funds, the payments required to be made by Parent at the Closing in accordance with Section 2.11; and
(ii)    Certificates. The certificates described in Section 7.3(a) and 7.3(b).

(b)    At the Closing, the Company shall deliver to Parent the following:
(i)    Certificates. The certificates described in Sections 7.2(a), 7.2(b), 7.2(c); 8.2(b)(ii) and 8.2(b)(iii);
(ii)    Certificate of Non‑Foreign Status. To Parent, either (A) a certificate of non‑foreign status of each Stockholder that meets the requirements of Treasury Regulation Section 1.1445‑2(b)(2) or (B) a certificate by the Company that meets the requirements of Treasury Regulation Section 1.1445-2(c)(3); and
(iii)    Secretary’s Certificate. To Parent, a certificate, dated the Closing Date and signed by an authorized officer of the Company, (i) certifying and attaching true and complete copies of the organizational documents of the Company, (ii) certifying and attaching all resolutions (or minutes of meetings) of the Company evidencing the approval of this Agreement and the transactions contemplated herein (including the resolutions required by Section 2.8 and Section 5.10(b)) and (iii) certifying the incumbency of each individual executing this Agreement or any Transaction Document on behalf of the Company.
(c)    Filing of Certificate of Merger. Pursuant to Section 2.2, the Company and Parent shall cause the Certificate of Merger to be properly executed and filed with the Secretary of State of the State of Delaware and any other required filing to be made with the Secretary of State of the State of Delaware.
(d)    Frustration of Closing Conditions. None of the Equityholders, the Company or Parent may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s or its Affiliates’ failure to act in good faith or to use its commercially reasonable efforts to cause the Closing to occur, as required by this Agreement.
ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
9.1    Termination.  Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing:
(a)    By the mutual written consent of Parent and the Company;
(b)    By Parent in the event of a material breach or material failure to perform by the Company or the Equityholders of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of the Company or the Equityholders shall have become materially untrue, which situation in either case, (i) would result in a failure of a condition set forth in Section 7.2, and (ii) cannot be cured by the Termination Date;
(c)    By the Company (on behalf of itself and the Equityholders) in the event of a material breach or material failure to perform by Parent or Merger Subsidiary of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of Parent or Merger Subsidiary shall have become materially untrue, which situation in either case, (i) would result in a failure of a condition set forth in Section 7.3, and (ii) cannot be cured by the Termination Date.
(d)    By Parent or the Company if any court of competent jurisdiction in the United States or other Governmental Entity shall have issued a final and non-appealable order, decree or ruling permanently restraining, rejoining or otherwise prohibiting the consummation of any material transaction contemplated herein;

(e)    By Parent if any Material Adverse Effect has occurred (regardless of whether or not such effects, events, changes, occurrences, facts, circumstances or developments are inconsistent with the representations and warranties of the Company contained herein);
(f)    By Parent if the approval of the adoption of this Agreement, the Merger and the other transactions contemplated herein has not been obtained from the holders of (i) more than 50% of the shares of Common Stock and Preferred Stock of the Company outstanding on the date of this Agreement (voting together as a single class, on an as-converted to basis) and (ii) at least 60% of the Preferred Stock of the Company outstanding on the date of this Agreement (voting together as a single class and not as a separate series, on an as-converted basis), and not has not been received within 24 hours following the execution hereof; or
(g)    Automatically, without any action by any party to this Agreement, at 5:00 p.m. on October 31, 2018 (the “Termination Date”) if any condition to Closing has not then been satisfied or waived, unless such date is extended by the written agreement of Parent and the Company.
9.2    Notice of Termination.  Any party to this Agreement desiring to terminate this Agreement pursuant to Section 9.1 will give written notice of such termination to the other parties to this Agreement, setting forth therein the basis for such termination.
9.3    Effect of Termination.  If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no further force and effect, except for the provisions of Section 6.4, this Section 9.3, and Article XII, and all further obligations of the parties under this Agreement will be terminated without further liability of any party to the other; provided, that nothing herein will relieve any party from liability for its breach of this Agreement prior to such termination.
ARTICLE X
INDEMNIFICATION
10.1    Indemnification.  Subject to the provisions of this Article X, from and after the Closing, each of the Indemnifying Parties, severally and not jointly, based on their respective Applicable Percentages (provided, however, that the indemnification obligations of the Indemnifying Parties shall be joint and several, and not subject to limitation or apportionment, to the extent satisfied out of the Holdback Cash Consideration (meaning the Holdback Cash Consideration is an undifferentiated pool of money to be used to satisfy such indemnification obligations)), shall indemnify, defend and hold harmless the Indemnified Parties from and against any and all Indemnified Losses.
10.2    Defense of Third Party Claims.
(a)    If any third party notifies any Indemnified Party with respect to any matter (a “Third Party Action”) that may give rise to a claim for indemnification against any Indemnifying Party under this Article X, then the Indemnified Party shall promptly notify the Representative thereof in writing (the “Third Party Claim Notice”), provided that with respect to any claim for indemnification made within the time limits specified in Section 12.1, no failure or delay on the part of the Indemnified Party to so notify the Representative shall limit any of the obligations of the Indemnifying Parties under this Article X, except to the extent that the Indemnifying Parties have been materially prejudiced thereby. The Indemnified Party shall control the defense of any Third Party Action and all fees and expenses of the Indemnified Party’s counsel shall be borne by the Indemnifying Parties; provided, however, that any settlement of any such Third Party Action shall be effected with the prior written consent of the Representative (such consent not to be unreasonably withheld, conditioned or delayed). The Representative shall have the right to employ its own counsel in any such action and to participate in (but not control) the defense of such action, and the fees and expenses of such counsel and participation shall be at the Indemnifying Parties’ expense.

(b)    All the parties to this Agreement shall cooperate in the defense or prosecution of such Third Party Action and shall furnish such records, information and testimony and shall attend such conferences, discovery proceedings and trials as may be reasonably requested in connection with such Third Party Action. Each party shall act in good faith and in a commercially reasonable manner in addressing any adverse consequences that may result in the basis for an indemnifiable claim.
(c)    If, within 30 days after a Third Party Claim Notice is delivered to the Representative, the Representative does not notify the Indemnified Party that the Representative disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Parties hereunder.
10.3    Direct Claims.  In any case in which an Indemnified Party seeks indemnification hereunder which is not subject to Section 10.4, the Indemnified Party will notify the Representative in writing of any Indemnified Losses which such Indemnified Party claims are subject to indemnification under the terms hereof. Subject to the limitations set forth in this Article X and in Section 12.1, if the Representative does not notify the Indemnified Party in writing within 30 days that the Representative disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Parties hereunder. In case an objection is made in writing, the Indemnified Party shall have 30 days to respond in a written statement to the objection. If the Indemnified Party so responds, or the time to respond has expired, and there remains a dispute as to any claim, the Indemnified Party and the Representative shall attempt in good faith for 30 days to agree upon the rights of the respective parties with respect to each such claim. If the Indemnified Party and the Representative should so agree, a memorandum setting forth such agreement and the agreed upon dollar amount of liability for such claim of the Indemnifying Parties against whom the claim is made shall be prepared and signed by (or on behalf of) the parties. If the parties do not agree, each of the Indemnified Party and the Representative may take such actions and assert such rights, remedies and defenses as may then be available to it under the terms of this Agreement.
10.4    No Circular Recovery; No Contribution.  Representative hereby agrees that it will not, and no Indemnifying Party will, make any claim for indemnification or advancement of expenses against Parent or the Surviving Corporation by reason of the fact that the Indemnifying Party was a controlling person, director, officer, stockholder, employee, agent or representative of the Company or was serving as such for another Person at the request of the Company (whether such claim is pursuant to any statute, Company Charter Document, contractual obligation or otherwise) with respect to any amounts for which an Indemnifying Party is obligated to indemnify an Indemnified Party in accordance with this Agreement. Effective as of the Closing, the Representative, on behalf of itself and each Indemnifying Party, expressly waives and releases any and all right of subrogation, contribution, advancement, indemnification or other claim against Parent or the Surviving Corporation other than such rights as are expressly provided in this Agreement.
10.5    Procedures for Claims; Payment of Holdback Cash Consideration.
(a)    Claims. With respect to any claim for Indemnified Representation Losses (other than (i) Fundamental Claims or (ii) claims in connection with, based upon, resulting from, attributable to, related to, or arising out of fraud (with knowledge of, or reckless disregard as to, falsity), intentional misrepresentation or willful breach), Parent shall first reduce the Holdback Cash Consideration by the amount necessary to satisfy and pay the amount of any claim with respect to which an Indemnified Party is entitled to indemnification pursuant to this Article X.
(b)    Distributions.
(i)    Within 30 days after the 12-month anniversary of the Closing Date (the “First Anniversary”), Parent will distribute to the Representative or a Paying Agent designated by the Representative (for the benefit of the Equityholders in accordance with each Equityholder’s Applicable Holdback Percentage) an amount equal to (A) 50% of the Holdback Cash Consideration, minus (B) the amount, if any, subtracted by Parent from the Holdback Cash Consideration pursuant to Section 2.14(c), minus (C) the amount of all Indemnified Losses that have been subtracted by Parent from the Holdback Cash Consideration pursuant to this Article X as of such date, minus (D) any amounts described in Section 10.5(b)(iii) below.
(ii)    Within 30 days after the 24-month anniversary of the Closing Date (the “Second Anniversary”), Parent will distribute to the Representative or a Paying Agent designated by the Representative (for the benefit of the Equityholders in accordance with each Equityholder’s Applicable Holdback Percentage) an amount equal to (A) 50% of the Holdback Cash Consideration, minus (B) the amount of all Indemnified Losses that have been subtracted by Parent from the Holdback Cash Consideration pursuant to this Article X as of such date, to the extent that such Indemnified Losses (i) were not taken into account when calculating the distribution of Holdback Cash Consideration pursuant to Section 10.5(b)(i) or (ii) were taken into account when calculating the distribution of Holdback Cash Consideration pursuant to Section 10.5(b)(i) and would have caused such distribution to be less than zero, minus (C) any amounts described in Section 10.5(b)(iii) below.
(iii)    To the extent that at the First Anniversary or the Second Anniversary there are claims by the Indemnified Parties for indemnification against the Indemnifying Parties pursuant to this Article X pending, Parent shall retain from the payment of the Holdback Cash Consideration a reasonable amount to cover potential costs, expenses or damages to be incurred by the Indemnified Parties with respect to claims timely made prior to the First Anniversary or Second Anniversary, as applicable, as determined by Parent in the reasonable exercise of its discretion, until such time as such claims have been dismissed, adjudicated or settled, and/or such breaches have been cured or compensated, as applicable. Any portion of the Holdback Cash Consideration not required to be paid and released as of the distribution date specified in Section 10.5(b)(i) or Section 10.5(b)(ii) above, or upon the final settlement of all claims or breaches known as of such distribution date, shall be forfeited by the Equityholders and retained by Parent.
10.6    Limits on Liability.
(a)    The Indemnified Parties shall not be entitled to be indemnified for any Indemnified Representation Losses unless and until the aggregate amount of all Indemnified Representation Losses exceeds $150,000 (the “Threshold”); provided, however, that Indemnified Representation Losses with respect to any single claim (or series of related claims or claims arising from similar facts and circumstances), that do not exceed $5,000 (“De Minimis Claims”) shall not be taken into account in determining whether the Threshold has been reached or exceeded; provided further, however, that after the aggregate amount of all Indemnified Representation Losses exceeds the Threshold, the Indemnified Parties shall be entitled to be indemnified against the entire amount of any Indemnified Representation Losses, including the Threshold and any De Minimis Claims, subject to the limitations on recovery set forth in Section 10.6(b); and provided further, however, that this Section 10.6(a) shall not apply to (i) Fundamental Claims or (ii) claims in connection with, based upon, resulting from, attributable to, related to, or arising out of fraud (with knowledge of, or reckless disregard as to, falsity), intentional misrepresentation or willful breach.
(b)    Subject to Section 10.6(d), the Indemnifying Parties’ liability for Indemnified Representation Losses (other than Fundamental Claims) shall be limited to the Holdback Cash Consideration; provided, however, that this Section 10.6(b) shall not apply to claims in connection with, based upon, resulting from, attributable to, related to, or arising out of fraud (with knowledge of, or reckless disregard as to, falsity), intentional misrepresentation or willful breach.
(c)    Subject to Section 10.6(d), the Indemnifying Parties’ aggregate liability for:
(i)    all Indemnified Representation Losses (including Fundamental Claims) (other than as described in Section 10.6(d));
(ii)    all Indemnified Tax Losses;

(iii)    claims described in clause (c)(i) of the definition of Indemnified Losses (other than as described in Section 10.6(d));
(iv)    claims described in clause (c)(ii) of the definition of Indemnified Losses;
(v)    claims described in clause (c)(iii) of the definition of Indemnified Losses; and
(vi)    Indemnified Losses described in Section 10.6(e);
shall be limited to an amount equal to the Adjusted Merger Consideration.
(d)    Notwithstanding Section 10.6(b) or Section 10.6(c), (i) each Equityholder’s liability for such Equityholder’s own fraud (with knowledge of, or reckless disregard as to, falsity), intentional misrepresentation or willful breach, (ii) each Equityholder’s liability for any breach by such Equityholder of any covenant in this Agreement or any Transaction Document to which such Equityholder is a party (excluding, for the avoidance of doubt, covenants made by the Company under this Agreement), and (iii) each Significant Owner’s liability for any breach by such Significant Owner of the covenants made in such Significant Owner’s Significant Owner Agreement shall not be limited by the provisions of this Agreement; provided, however, that each Equityholder’s obligations pursuant to Section 10.1 shall otherwise be subject to the limitations in this Section 10.6.
(e)    Notwithstanding Section 10.1 or any provision of this Section 10.6 to the contrary, each Significant Owner shall be jointly and severally liable for breaches of another Significant Owner’s covenants of non-competition or non-solicitation made in such other Significant Owner’s Significant Owner Agreement. Other than as set forth in Section 10.1 and this Section 10.6(e), no Equityholder will be liable for a breach of any representation, warranty or covenant of any other Equityholder under this Agreement or any other Transaction Document (provided, however, that the indemnification obligations of the Indemnifying Parties shall be joint and several, and not subject to limitation or apportionment, to the extent satisfied out of the Holdback Cash Consideration).
(f)    Notwithstanding any provision of this Agreement to the contrary, all references in this Agreement and the Exhibits and Schedules hereto to “material,” “material respects” and “Material Adverse Effect” (and similar materiality qualifications) shall be disregarded for purposes of determining (i) whether there has been a breach or failure of a representation, warranty, covenant or agreement for which an Indemnified Party is entitled to indemnification under this Agreement and (ii) the amount of any Indemnified Loss that is the subject of indemnification hereunder.
(g)    The amount of any Indemnified Losses recoverable by any Indemnified Party under this Article X shall be calculated net of any insurance proceeds actually received under the E&O Tail Policy or the D&O Tail Policy by such Indemnified Party in respect of such Indemnified Losses. If an Indemnified Party receives any amounts under such insurance policies subsequent to its receipt of an indemnification payment by the Indemnifying Parties, then such Indemnified Party will, without duplication, promptly reimburse the Indemnifying Parties for any payment made by such Indemnifying Parties up to the amount received by the Indemnified Party. For the avoidance of doubt, the provisions of this Section 10.6(g) shall only apply with respect to amounts received under the E&O Tail Policy and the D&O Tail Policy, and not any other insurance maintained by Parent or the Company.
(h)    Any liability for indemnification under this Article X shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach or other violation of more than one representation, warranty, covenant, agreement, certificate or certification. In addition, if and solely to the extent that an amount of Indemnifiable Losses in connection with an indemnifiable matter was already taken into account in connection with calculation of the Adjusted Merger Consideration, the same amount of such Indemnifiable Losses may not be recovered under this Article X.

(i)    The Parent acknowledges and agrees that no attorney-client privileged communications between the Company and outside legal counsel to the Company may be used as the sole basis for an indemnification claim under this Article X.
10.7    Exclusive Remedy.  Each party acknowledges and agrees that, should the Closing occur, subject to Section 10.6(d), the indemnification provisions of this Article X shall be the sole and exclusive remedies of the Indemnified Parties for monetary damages with respect to any breach or inaccuracy, or alleged breach or inaccuracy, of any representation, warranty, covenant or other obligation of the Company, the Representative or the Equityholders under this Agreement, except for (i) claims in connection with, based upon, resulting from, attributable to, related to, or arising out of (A) fraud (with knowledge of, or reckless disregard as to, falsity), intentional misrepresentation or willful breach by an Equityholder, or (B)  the failure to perform obligations under a covenant made in this Agreement or any Transaction Document by an Equityholder, a Significant Owner or the Representative, and (ii) injunctive relief or specific performance and other equitable remedies.
10.8    Offset.  The parties acknowledge and agree that any Indemnified Party may deal directly with the Representative with respect to an indemnification claim and the Indemnifying Parties will be bound by any action or agreement of the Representative made on their behalf. Parent shall have the right to offset any unpaid amounts to any Equityholder under this Agreement against any Indemnified Losses which exceed the Holdback Cash Consideration, subject to the limitations in Section 10.6. Notwithstanding the foregoing, the exercise of such right of set-off will not constitute an election of remedies or limit Parent in any manner in the enforcement of any other remedies that may be available to it.
ARTICLE XI
THE REPRESENTATIVE
11.1    Authorization of the Representative.
(a)    The Representative hereby is appointed, authorized and empowered to act as the sole and exclusive representative, agent, proxy and attorney-in-fact of the Equityholders in connection with, and to facilitate the consummation of, the transactions contemplated in this Agreement and the other Transaction Documents, and in connection with the activities to be performed on behalf of the Equityholders under this Agreement. Without limiting the foregoing, the Representative is hereby appointed, authorized and empowered to act as the sole and exclusive representative, agent, proxy and attorney-in-fact of the Equityholders with the full power and authority:
(i)    to take such actions and to execute and deliver such amendments, modifications, waivers and consents in connection with this Agreement, the Representative Engagement Agreement and the other Transaction Documents and the consummation of the transactions contemplated herein and thereby as the Representative, in its reasonable discretion, may deem necessary or desirable to give effect to the intentions of this Agreement and the other Transaction Documents;
(ii)    as the Representative of the Equityholders, to enforce and protect the rights and interests of the Equityholders and to enforce and protect the rights and interests of the Representative arising out of or under or in any manner relating to this Agreement and each other Transaction Document and, in connection therewith, to (A) resolve all questions, disputes, conflicts and controversies concerning (x) the determination of any amounts pursuant to Article II and (y) indemnification claims pursuant to Article X; (B) employ such agents, consultants and professionals, to delegate authority to its agents, to take such actions and to execute such documents on behalf of the Equityholders in connection with Article II and Article X and the Transaction Documents as the Representative, in its reasonable discretion, deems to be in the best interest of the Equityholders; (C) assert or institute any claim, action, proceeding or investigation; (D) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Parent, any Indemnified Party, or any other Person, against the Representative and/or the Equityholders, and receive process on behalf of any or all Equityholders in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Representative shall determine to be appropriate, give receipts, releases and discharges on behalf of all of Equityholders with respect to any such claim, action, proceeding or investigation; (E) file any proofs, debts, claims and petitions as the Representative may deem advisable or necessary; (F) settle or compromise any claims asserted under Article II or Article X; (G) assume, on behalf of all of Equityholders, the defense of any claim that is the basis of any claim asserted under Article II or Article X; and (H) file and prosecute appeals from any decision, judgment or award rendered in any of the foregoing claims, actions, proceedings or investigations, it being understood that the Representative shall not have any obligation to take any such actions, and shall not have liability for any failure to take such any action;
(iii)    to enforce payment of any amounts payable to Equityholders, in each case on behalf of Equityholders, in the name of the Representative;
(iv)    to authorize, if required, the reduction and offset against the Holdback Cash Consideration the full amount of any Indemnified Loss in favor of any Indemnified Party pursuant to Article X and also any other amounts to be paid to Parent pursuant to this Agreement;
(v)    to receive and cause to be paid to Equityholders in accordance with Article II any distributions received by the Representative;
(vi)    to waive or refrain from enforcing any right of any Equityholder and/or of the Representative arising out of or under or in any manner relating to this Agreement or any other Transaction Document; and
(vii)    to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in its sole and absolute direction, may consider necessary or proper or convenient in connection with or to carry out the activities described in paragraphs (i) through (vi) above and the transactions contemplated in this Agreement and the other Transaction Documents.
Notwithstanding the foregoing, the Representative shall have no obligation to act on behalf of the Equityholders, except as expressly provided herein and in the Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. The Representative shall be entitled to: (i) rely upon the Payment Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Equityholder or other party. All actions taken by the Representative under this Agreement or the Representative Engagement Agreement shall be binding upon each Equityholder and such Equityholder’s successors as if expressly confirmed and ratified in writing by such Equityholder, and all defenses which may be available to any Equityholder to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement or the Representative Engagement Agreement are waived.
(b)    Parent, the Indemnified Parties, the Company and each of their Affiliates will be entitled to rely exclusively upon the communications of the Representative relating to the foregoing as the communications of the Equityholders. None of such Persons (a) need be concerned with the authority of the Representative to act on behalf of all Equityholders hereunder, or (b) will be held liable or accountable in any manner for any act or omission of the Representative in such capacity. Any notices delivered to the Representative in connection with Article X hereof shall constitute notice to all Equityholders.
(c)    The grant of authority provided for in this Section 11.1 and the powers, immunities and rights to indemnification granted to the Representative Group hereunder (a) are coupled with an interest and are being granted, in part, as an inducement to the Company and Parent to enter into this Agreement and will be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Equityholder and will be binding on any successor thereto, and (b) will survive any distribution from the Holdback Cash Consideration.

(d)    In the event that the authorized Representative hereunder shall resign, become unable to fulfill its responsibilities pursuant to this Agreement, or otherwise fail to act on behalf of the Company or the Equityholders for any reason, the Equityholders whose Applicable Holdback Percentages immediately prior to the Effective Time constituted no less than fifty-one percent (51%) of the aggregate Applicable Holdback Percentages of all Equityholders shall promptly appoint a new Representative and notify Parent of the identity of and contact information for such successor.
11.2    Compensation; Exculpation; Indemnity.
(a)    The Representative will hold the Expense Fund Amount separate from its corporate funds and will not voluntarily make it available to its creditors in the event of bankruptcy. The Equityholders acknowledge that the Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund Amount other than as a result of its gross negligence or willful breach. The Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund Account, and has no tax reporting or income distribution obligations hereunder. Subject to Advisory Group approval, the Representative may contribute funds to the Expense Fund Amount from any consideration otherwise distributable to the Equityholders. Upon final payment of the expenses incurred by the Representative, the Representative shall distribute the remaining Expense Fund Amount (if any) to the Paying Agent for further distribution to the Equityholders in proportion to their respective Applicable Holdback Percentages. For Tax purposes, the Expense Fund Amount will be treated as having been received and voluntarily set aside by the Equityholders at the time of Closing.
(b)    Certain Equityholders have entered into an engagement agreement (the “Representative Engagement Agreement”) with the Representative to provide direction to the Representative in connection with its services under this Agreement and the Representative Engagement Agreement (such Equityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). In dealing with this Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Representative hereunder or thereunder, as between the Representative and the Equityholders, (i) neither the Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Representative Group”) will assume or incur any responsibility whatsoever to any Equityholders by reason of any error in judgment or other act or omission performed or omitted hereunder, under the Representative Engagement Agreement or in connection with this Agreement, the Representative Engagement Agreement or any other Transaction Document, unless by the Representative’s gross negligence or willful breach, and (ii) the Representative will be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Representative pursuant to such advice will in no event subject the Representative Group to liability to any Equityholder unless by the Representative’s gross negligence or willful breach.
(c)    Each Equityholder, severally, shall indemnify, defend and hold harmless the Representative Group up to, but not exceeding, an amount equal to the aggregate portion of the cash amounts received by such Person under Article II of this Agreement, which indemnification shall be paid by such Equityholders pro rata in accordance with the Equityholder’s respective Applicable Holdback Percentage, against all damages, liabilities, claims, obligations, costs, losses, fees, fine, judgments, amounts paid in settlement and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against it and in connection with seeking recovery from insurers, of any nature whatsoever, arising out of or in connection with any claim or in connection with any appeal thereof, relating to the acts or omissions of the Representative hereunder, under a Transaction Document or otherwise (collectively, the “Representative Expenses”), except for such Representative Expenses that arise from the Representative’s gross negligence or willful misconduct, including the willful breach of this Agreement or a Transaction Document. The foregoing indemnification shall not be deemed exclusive of any other right to which the

Representative may be entitled with respect to an Equityholder apart from the provisions hereof. In the event of any indemnification under this Section 11.2(c) and/or any Representative Expenses, each Equityholder shall promptly deliver to the Representative full payment of his, her or its ratable share of such indemnification claim or Representative Expenses if not first recovered from the Expense Fund Amount or from any distribution of the Holdback Cash Consideration otherwise distributable to the Equityholders at the time of distribution. The Equityholders acknowledge that the Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Representative shall not be required to take any action unless the Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Representative against the costs, expenses and liabilities which may be incurred by the Representative in performing such actions.
(d)    All of the indemnities, immunities and powers granted to the Representative under this Agreement will survive the resignation or removal of the Representative and the Closing and/or any termination of this Agreement.
ARTICLE XII
GENERAL PROVISIONS
12.1    Survival of Representations, Warranties, and Covenants. Regardless of any investigation at any time made by or on behalf of any party hereto or of any information any party may have in respect thereof, each of the representations and warranties made in this Agreement or any other Transaction Document will survive the Closing as provided below, and any claim for indemnification with respect thereto must be brought within the applicable limitations period listed below:
(a)    Subject to Section 12.1(c), the Fundamental Representations shall survive the Closing and terminate at the conclusion of the statutory period of limitations applicable to the underlying subject matter of such Fundamental Representations;
(b)    Subject to Section 12.1(c), all other representations and warranties set forth in this Agreement shall terminate on the Second Anniversary;
(c)    any claim for indemnification in connection with, based upon, resulting from, attributable to, related to, or arising out of fraud (with knowledge of, or reckless disregard as to, falsity), intentional misrepresentation or willful breach, may be made at any time prior to the conclusion of the statutory period of limitations applicable to claims for fraud, intentional misrepresentation or willful breach;
(d)    any claim for indemnification in connection with, based upon, resulting from, attributable to, related to, or arising out of Fundamental Claims may be made at any time following the Closing Date until the conclusion of the statutory period of limitations applicable to the underlying claim (after giving effect to any waiver, mitigation or extension thereof); and
(e)    all other claims for Indemnified Representation Losses must be brought on or before the Second Anniversary.
If the Merger is consummated, all covenants and agreements of the parties to be performed prior to the Closing shall terminate and be of no further force or effect as of the Closing; provided that no such termination will affect any claim for a breach of any covenant or agreement required to be performed prior to the Closing asserted pursuant to Article X prior to the Second Anniversary. Following the date of termination of a representation or warranty, no claim for indemnification may be made for breach or inaccuracy of such representation or warranty, but no such termination will affect any claim for a breach of a representation or warranty that was asserted pursuant to Article X before the date of the termination of such representation or warranty.

12.2    Reasonable Efforts; Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, deeds, bills of sale, assignment or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm or record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger. Subject to the terms and conditions of this Agreement, each party to this Agreement after the Effective Time shall act in good faith and use commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, required under Applicable Laws in order to give effect to the transactions contemplated herein as expeditiously as reasonably practicable.
12.3    No Waiver Relating to Certain Claims.  The liability of any party under Article X will be in addition to, and not exclusive of, any other liability that such party may have at law or in equity based on fraud (with knowledge of, or reckless disregard as to, falsity), intentional misrepresentation or willful breach by such party. None of the provisions set forth in this Agreement, including the provisions set forth in Article X, will be deemed a waiver by any party of any right or remedy which such party may have against another party at law or equity based on fraud (with knowledge of, or reckless disregard as to, falsity), intentional misrepresentation or willful breach by such party.
12.4    Amendment and Modification.  This Agreement may be amended or modified by the parties hereto in writing signed by Parent, the Company and the Representative, provided, that no amendment shall be made which by Applicable Law requires further approval by a party’s stockholders without such further approval.
12.5    Waiver of Compliance.  Any failure of Parent or Merger Subsidiary, on the one hand, or the Company (prior to Closing) or the Representative, on the other hand, to comply with any obligation, covenant, agreement or condition contained herein may be waived only if set forth in an instrument in writing signed by the party or parties to be bound by such waiver (including, if such waiver is after the Closing, the third-party beneficiaries set forth in Section 12.8), but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any other failure.
12.6    Severability.  If any term or other provision of this Agreement is invalid, illegal, incapable of being enforced or prohibited by any Applicable Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Governmental Entity making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.
12.7    Expenses and Obligations.  Except as otherwise provided in this Agreement, each party to this Agreement will bear all fees and expenses incurred by such party in connection with, relating to or arising out of the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including financial advisors’, attorneys’, accountants’ and other professional fees and expenses, whether or not the Closing shall have occurred; provided, however, that the Equityholders shall be responsible for the fees and expenses of the Company and the Representative.
12.8    Parties in Interest.  This Agreement will be binding upon and inure solely to the benefit of each party hereto and their successors and assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement; provided, that the Indemnified Parties will be third party beneficiaries of the indemnification rights set forth in Article X, entitled to enforce such rights as if they were a party hereto.
12.9    Notices.  All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed given if delivered by hand, mailed by registered or certified mail

(return receipt requested), sent by facsimile, sent by Federal Express or other recognized overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, that with respect to notices delivered to the Representative, such notices must be delivered solely via facsimile or via email:
(a)    If to Parent or the Surviving Corporation, to:
RealPage, Inc.
2201 Lakeside Boulevard
Richardson, TX 75082

Attention:	Chief Executive Officer

Facsimile:	#

Email:	#
with copies (which shall not constitute notice) to:
RealPage, Inc.
2201 Lakeside Boulevard
Richardson, TX 75082

Attention:	Chief Legal Officer

Facsimile:	#

Email:	#
and
Courtney S. York
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4000
Dallas, TX 75201

Email:	#

Facsimile:	#
(b)    If to the Company (prior to the Closing), to:
Justin Alanis
Rentlytics, Inc.
537 Stevenson Street, Suite 200
San Francisco, CA 94103

Email:	#
with a copy (which shall not constitute notice) to:

Christi C. Niehans
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
550 Allerton Street
Redwood City, CA 94063

Facsimile:	#

Email:	#
(c)    If to the Representative, to:
Fortis Advisors LLC
Attention: Notice Department

Facsimile:	#

Email:	#
Any of the above addresses may be changed at any time by notice given as provided above; provided, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if hand delivered, on the date of receipt, if transmitted by facsimile, three Business Days after the date of mailing, if mailed by registered or certified mail, return receipt requested and one Business Day after the date of sending, if sent by Federal Express or other recognized overnight courier.
12.10    Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
12.11    Reserved .
12.12    Entire Agreement.  This Agreement (which term shall be deemed to include the exhibits and schedules hereto and the other certificates, documents and instruments delivered hereunder), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements, letters of intent, term sheets and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, the other Transaction Documents and the Confidentiality Agreement
12.13    Public Announcements.  None of the Company (prior to the Closing), the Equityholders or the Representative will issue any press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated herein without the express prior written approval of Parent.
12.14    Attorneys’ Fees.  Except as otherwise provided in Section 2.14(b), in any action or proceeding instituted by a party arising in whole or in part under, related to, based on, or in connection with, this Agreement or the subject matter hereof, the successful or prevailing party shall be entitled to receive from the losing party reasonable attorney’s fees, costs and expenses incurred in connection therewith, including any appeals therefrom, in addition to any other relief to which it may be entitled.
12.15    Binding Effect; Assignment.  This Agreement and each other Transaction Document shall be binding upon and inure to the benefit of the parties and their respective permitted successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, whether by operation of law or otherwise. Any assignment in violation of the foregoing shall be null and void; provided, that upon notice to the Company (or, following the Closing, to the Representative), Parent or Merger Subsidiary may assign or delegate any or all of their rights or obligations under this Agreement to any Affiliate thereof; provided, however, that Parent and Merger Subsidiary may assign their rights under this Agreement to their lenders as collateral security for their obligations under any of their secured debt financing arrangements.
12.16    Governing Law.  THIS AGREEMENT AND EACH OTHER TRANSACTION DOCUMENT, AND ANY MATTER OR DISPUTE ARISING HEREUNDER OR IN CONNECTION WITH THIS AGREEMENT, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE LAWS OR RULES OF THE STATE OF DELAWARE RELATING TO CONFLICT OF LAWS.
12.17    Resolution of Disputes.
(a)    No party to this Agreement shall institute a proceeding in any court or administrative agency to resolve a dispute between the parties arising out of or related to this Agreement before that party has sought to resolve the dispute through direct negotiation with the other party.

(b)    If the dispute is not resolved within three (3) weeks after a demand for direct negotiation, the parties shall attempt to resolve the dispute through mediation in Dallas, Texas, administered by the American Arbitration Association under its commercial mediation rules and procedures then in effect.
(c)    If the mediator is unable to facilitate a settlement of the dispute within a reasonable period of time, as determined by the mediator, the mediator shall issue a written statement to the parties to that effect and the aggrieved party may then seek relief in the state or federal courts located in Dallas, Texas.
(d)    Each party consents to the exclusive personal and subject matter jurisdiction of the mediation and arbitration proceedings as provided in this Section 12.17, the state and federal courts located in Dallas, Texas, and waives any defense based upon forum non conveniens or lack of personal or subject matter jurisdiction.
(e)    Notwithstanding any other provision of this Agreement, including this Section 12.17, each party shall have the right to at any time apply to any court of competent jurisdiction for preliminary injunctive relief.
12.18    Specific Performance.  Notwithstanding anything in this Agreement to the contrary, the parties agree that a breach of this Agreement would cause irreparable damage to the other parties, for which such parties will not have an adequate remedy at law. Therefore, the obligations of the Company, the Indemnifying Parties, Parent and Merger Subsidiary under this Agreement, including the obligation to consummate the Merger, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise, this being in addition to any other remedy to which the parties is entitled at law or in equity.
12.19    Rules of Construction.
(a)    Each of the parties acknowledges that it is sophisticated and has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that draft it is of no application and is hereby expressly waived.
(b)    All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to

Dallas, Texas time. References to the “Company” in Article III and Article X shall refer, wherever not inappropriate by reference to the context, to the Company and each of its subsidiaries.
(c)    Notwithstanding anything contained in this Agreement to the contrary, except as otherwise expressly provided in this Agreement, the parties hereto covenant and agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or a reduction), more than once in the calculation of (including any component of) the Merger consideration or any component thereof or calculation relating thereto, or any other calculated amount pursuant to this Agreement if the effect of such additional inclusion (either as an increase or a reduction) would be to cause such amount to be over‑ or under‑counted for purposes of the transactions contemplated in this Agreement. The parties hereto further covenant and agree that if any provision of this Agreement requires an amount or calculation to be “determined in accordance with this Agreement and GAAP” (or words of similar import), then to the extent that the terms of this Agreement conflict with, or are inconsistent with, GAAP in connection with such determination, the terms of this Agreement shall control.
(d)    All references in this Agreement to “$” or “dollar” means United States dollars.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.
COMPANY:
RENTLYTICS INC.
By:    /s/ Justin R. Alanis
Name: Justin Alanis
Title: President

PARENT:
REALPAGE, INC.
By:    /s/ W. Bryan Hill
Name: W. Bryan Hill
Title: Executive Vice President, Chief Financial
Officer and Treasurer

MERGER SUBSIDIARY:
RP NEWCO XXVI INC.
By:    /s/ W. Bryan Hill
Name: W. Bryan Hill
Title: Executive Vice President, Chief Financial
Officer and Treasurer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be signed as of the date first written above.
REPRESENTATIVE:
FORTIS ADVISORS LLC
By:    /s/ Ryan Simkin
Name:    Ryan Simkin
Title:    Managing Director

EXHIBIT A
DEFINED TERMS
“Acknowledgement and Release” means an Acknowledgment and Release, in the form attached hereto as Exhibit I-1, Exhibit I-2 or Exhibit I-3, as applicable, to be delivered by a Vested Option Holder, Management Carveout Participant or Promised Option Holder, as applicable.
“Acquisition Proposal” means any offer or proposal relating to any transaction or series of related transactions other than the transactions contemplated in this Agreement involving (a) any acquisition or purchase by any Person of any interest in the voting securities or other capital stock of the Company (other than exercises or conversions of convertible securities that are outstanding on the date hereof) or any tender offer or exchange offer that if consummated would result in any Person or group (other than the Stockholders) beneficially owning voting securities or other capital stock of the Company, or any merger, consolidation, business combination or similar transaction involving the Company; (b) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 10% of the assets of the Company; or (c) any liquidation or dissolution of the Company.
“Adjusted Merger Consideration” means an amount (not less than zero) equal to (a) the Merger Consideration, minus (b) the Closing Adjustment Amount, if any, minus (c) the Working Capital Shortfall, if any, minus (d) the Final Indebtedness, minus (e) the Final Company Transaction Costs, plus (f) the Final Closing Cash (in the case of (c) – (f), as finally determined in accordance with Section 2.14).
“Adjustment Amount” has the meaning set forth in Section 2.14(c).
“Advisory Group” has the meaning set forth in Section 11.2(b).
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and this Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.
“Agreement” has the meaning set forth in the Preamble.
“Applicable Laws” means all domestic or foreign, federal state or local statutes, laws (including common laws), constitutions, treaties, directives, rules, regulations, resolutions, codes, ordinances, requirements, judgments, orders, administrative interpretations, decrees, injunctions, and writs of any Governmental Entity which has, or the Company believes is reasonably likely to have, jurisdiction over the Company or the businesses, operations or assets of the Company, as they may be in effect on or prior to the Closing.
“Applicable Holdback Percentage” means, with respect to each Equityholder, the percentage of any distribution from the Holdback Cash Consideration to which such Equityholder is entitled as set forth next to such Equityholder’s name in the Payment Spreadsheet.
“Applicable Percentage” means, with respect to each Equityholder, a percentage (as set forth next to such Equityholder’s name in the Payment Spreadsheet) equal to (a) the aggregate Per Share Closing Consideration allocable to such Equityholder in its capacity as a Stockholder, if any, plus the amount of Vested Option Payments allocable to such Equityholder in its capacity as a Vested Option Holder, if any, plus the amount of Management Carveout Payments allocable to such Equityholder in its capacity as a Management Carveout Participant, if any divided by (b) the aggregate Per Share Closing Consideration, Vested Option Payments and Management Carveout Payments allocable to all Equityholders.
“Arbitrator” has the meaning set forth in Section 2.14(b).
“Business” has the meaning set forth in the Recitals.
“Business Day” means any day other than (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in Dallas, Texas or New York, New York are authorized or required to be closed.
“CCC” means the California Corporations Code.
“Certificate” means a certificate representing any Outstanding Shares.
“Certificate of Merger” has the meaning set forth in Section 2.2.
“Closing” has the meaning set forth in Section 8.1.
“Closing Adjustment Amount” has the meaning set forth in Section 2.13.
“Closing Cash” means cash and cash equivalents of the Company as of the Closing, calculated in accordance with GAAP and, if not inconsistent therewith, the Company’s prior practice.
“Closing Date” means the date on which the Closing occurs.
“Closing Date Balance Sheet” has the meaning set forth in Section 2.13.
“Closing Statement” has the meaning set forth in Section 2.14(a).
“Code” means the United States Internal Revenue Code of 1986, as amended. All references to the Code, U.S. Treasury regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.
“Common Stock” means the common stock of the Company, par value $0.0001 per share.
“Company” has the meaning set forth in the Preamble.
“Company Benefit Plans” has the meaning set forth in Section 3.17(a).
“Company Charter Documents” has the meaning set forth in Section 3.1(b).
“Company Confidential Information” has the meaning set forth in Section 6.4(b).
“Company Intellectual Property” has the meaning set forth in Section 3.10(a)(i).
“Company Owned Intellectual Property” has the meaning set forth in Section 3.10(a)(ii).
“Company Products” has the meaning set forth in Section 3.10(x).
“Company Registered Intellectual Property” has the meaning set forth in Section 3.10(a)(iii).
“Company Stock Plan” means the Rentlytics, Inc. 2013 Stock Plan, adopted on May 23, 2013, as amended to date.
“Company Transaction Costs” means (i) all fees, costs and expenses of any brokers, financial advisors, accountants, consultants, attorneys or other professionals, (ii) the Company’s portion of any withholding required to be paid in connection with the payments to Vested Option Holders, Promised Option Holders and Management Carveout Participants under this Agreement and (iii) all other out‑of‑pocket cost or expenses (including, without limitation, filing fees, termination or breakage fees, costs of obtaining Consents, costs of obtaining the E&O Tail Policy and the D&O Tail Policy, transaction bonuses or similar items, but excluding Management Carveout Payments, Vested Option Payments and Promised Option Payments (other than the Company’s portion of any withholding required to be paid in connection with such payments), in each case to the extent included on the Payment Spreadsheet), in each case payable by the Company in connection with the structuring, negotiation or consummation of the transactions contemplated in this Agreement and the other Transaction Documents, or for which the Company may have any liability, including expenses to the extent allocated to the Company under this Agreement and the other Transaction Documents.
“Competitor Technology” has the meaning set forth in Section 3.28(a).
“Computer Systems” means all servers, computer hardware, networks, software, databases, telecommunications systems, interfaces and related systems.
“Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated as of June 15, 2018, by and between the Company and Parent.
“Consents” means all consents, approvals, orders or authorizations of, or registration, qualification, designation, declaration or filing with, any Governmental Entity, and all consents, waivers and approvals of third Persons.
“Contract” means any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, guaranty, indenture, license, sublicense, insurance policy, benefit plan sales or purchase order or legally binding commitment or undertaking of any nature to which the reference Person is a party or by which such Person, or any of its properties or assets, is bound or affected.
“Copyleft Public Software” has the meaning set forth in Section 3.10(x).
“Copyrights” has the meaning set forth in Section 3.10(a)(iii).
“De Minimis Claims” has the meaning set forth in Section 10.6(a).
“DGCL” has the meaning set forth in the Recitals.
“Disclosure Schedule” means the schedule delivered by the Company and each of the Equityholders to Parent and Merger Subsidiary concurrently with the execution and delivery of this Agreement, setting forth certain disclosure information to the Company’s representations and warranties contained in Article III and the Equityholder’s representations and warranties contained in Article IIIA (which Disclosure Schedule shall be arranged according to specific sections in this Article III and shall provide exceptions to, or otherwise qualify in reasonable detail, only the corresponding section in Article III or Article IIIA and any other section hereof where it is clear, upon a reading of such disclosure without any independent knowledge on the part of the reader regarding the matter disclosed, that the disclosure is intended to apply to such other section).
“Disqualified Individual” means the individuals with respect to the Company described in Section 280G(c) of the Code and determined pursuant to the Treasury Regulations promulgated pursuant thereto.
“Dissenting Shares” has the meaning set forth in Section 2.9(b).
“Domain Names” has the meaning set forth in Section 3.10(a)(iii).
“D&O Indemnified Party” means each officer and director of the Company whose actions or omissions are covered by the D&O Tail Policy.
“D&O Tail Policy” has the meaning set forth in Section 6.5(b).
“E&O Tail Policy” has the meaning set forth in Section 6.5(a).
“Effective Time” has the meaning set forth in Section 2.2.
“Employee Benefit Plan” means the following, whether written or oral and regardless of whether voluntarily sponsored or mandatorily sponsored pursuant to the Applicable Laws of any Governmental Entity: (a) any nonqualified deferred compensation or retirement plan or arrangement that is an Employee Pension Benefit Plan; (b) any qualified defined contribution retirement plan or arrangement that is an Employee Pension Benefit Plan; (c) any qualified defined benefit retirement plan or arrangement that is an Employee Pension Benefit Plan; (d) any Employee Welfare Benefit Plan or fringe benefit plan or program; (e) any profit sharing, bonus, stock option, stock purchase, consulting, employment, severance or incentive plan, agreement or arrangement; (f) any plan, agreement or arrangement providing benefits related to clubs, vacation, childcare, parenting, sabbatical or sick leave; and (g) each other employee benefit plan, agreement, arrangement, program, practice or understanding that is not described previously in this definition.
“Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA and specifically includes, but is not limited to, any plan operated pursuant to the laws of any Governmental Entity other than the United States.
“Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA and specifically includes, but is not limited to, any plan operated pursuant to the laws of any Governmental Entity other than the United States.
“Employment Documentation” has the meaning set forth in the Recitals.
“Environmental Law” means any Applicable Law relating or pertaining to the public health and safety (including workplace health and safety) or the environment or otherwise governing the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, removal, discharge or disposal of Hazardous Materials, or the health and safety of persons (including employees) or property relating to exposure to Hazardous Materials, including, (a) the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq., as amended; (b) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; (c) the Clean Water Act, 33 U.S.C. § 1251 et seq., as amended; (d) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (e) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; (f) the Emergency Planning and Community Right To Know Act, 42 U.S.C. § 11001 et seq., as amended; (g) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended; and (h) analogous laws and regulations implemented in the European Union, its member states, and any other country in which the Company conducts business.
“Equityholder” means each holder of Outstanding Shares as of immediately prior to the Effective Time, each Vested Option Holder and each Management Carveout Participant.
“Equity Interests” means (a) any partnership interests, (b) any membership interests or units, (c) any shares of capital stock, (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity (including, in the case of the Company, the Management Carveout Plan and interests or participations therein), (e) any subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire membership interests or units, capital stock, or any other equity securities (including, in the case of the Company, any Promised Options), (f) any securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, capital stock, or any other equity securities, or (g) any other interest classified pursuant to Applicable Law as an equity security of a Person.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any subsidiary or other entity that would be considered a single employer with the Company or a subsidiary within the meaning of Section 414 of the Code.
“Estimated Closing Cash” has the meaning set forth in Section 2.13.
“Estimated Company Transaction Costs” has the meaning set forth in Section 2.13.
“Estimated Merger Consideration” means an amount (not less than zero) equal to (i) the Merger Consideration, minus (b) the Closing Adjustment Amount, if any, minus (c) the Estimated Indebtedness, minus (d) the Estimated Company Transaction Costs, plus (e) the Estimated Closing Cash.
“Estimated Indebtedness” has the meaning set forth in Section 2.13.
“Estimated Working Capital” has the meaning set forth in Section 2.13.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Expense Fund Account” has the meaning set forth in Section 2.11(b)(vii).
“Expense Fund Amount” has the meaning set forth in Section 2.11(b)(vii).
“Final Closing Cash” has the meaning set forth in Section 2,14(a).
“Final Company Transaction Costs” has the meaning set forth in Section 2.14(a).
“Final Indebtedness” has the meaning set forth in Section 2.14(a).
“Final Working Capital” has the meaning set forth in Section 2.14(a).
“Financial Statements” has the meaning set forth in Section 3.5(a).
“First Anniversary” has the meaning set forth in Section 10.5(b)(i).
“Foreign Export and Import Laws” means the laws and regulations of a foreign government regulating exports, imports or re-exports to or from the foreign country, including the export or re-export of any goods, services or technical data.
“Fundamental Claims” means claims for breaches or inaccuracies of any Fundamental Representations.
“Fundamental Representations” means the representations and warranties in Section 3.1(a), (b) and (c) (Organizational Matters), Section 3.2 (Capital Structure), Section 3.3 (Authority and Due Execution), Section 3.4(a)(i) (Non-Contravention and Consents), Section 3.6 (Indebtedness), Section 3.8 (Taxes), Section 3.14 (Brokers’ and Finders’ Fees), Section 3A.1 (Authority), Section 3A.2 (Due Execution), Section 3A.3 (Non-Contravention), Section 3A.4 (Ownership) and Section 3A.7 (Brokers’ and Finders’ Fees).
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“Governmental Entity” has the meaning set forth in Section 3.4(c).
“Hazardous Material” means (a) any hazardous waste, hazardous substance, toxic pollutant, hazardous air pollutant or hazardous chemical (as any of such terms may be defined under, or for the purpose of, any Environmental Law); (b) asbestos; (c) polychlorinated biphenyls; (d) petroleum or petroleum products; (e) underground storage tanks, whether empty, filled or partially filled with any substance; (f) any substance the presence of which on the property in question is prohibited under any Environmental Law; (g) any material regulated, listed, referred to, limited or prohibited as a danger to health or the environment or under any Environmental Law; or (h) any other substance that under any Environmental Law requires special handling or notification of or reporting to any federal, state or local governmental entity in its generation, use, handling, collection, treatment, storage, recycling, treatment, transportation, recovery, removal, discharge or disposal.
“HCERA” has the meaning set forth in Section 3.17(r).
“Healthcare Reform Law” has the meaning set forth in Section 3.17(r).
“Health Law” shall have the meaning set forth in Section 3.12(a).
“HHS” shall have the meaning set forth in Section 3.12(a).
“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended, including any regulations and other official government guidance promulgated thereunder.
“HITECH Act” shall mean the Health Information Technology for Economic and Clinical Health Act, as amended, including any regulations and other official government guidance promulgated thereunder.
“Holdback Cash Consideration” shall mean cash in the amount of $8,000,000.
“Incorporated Software” has the meaning set forth in Section 3.10(x).
“Indebtedness” without duplication, means (a) all indebtedness (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities, for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise; (b) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased (excluding trade payables); (c) all obligations of the Company to pay rent or other payment amounts under a lease of real or Personal Property which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP; (d) any outstanding reimbursement obligation of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company; (e) any payment obligation of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all indebtedness for borrowed money secured by any Lien existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed; (g) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, indebtedness for borrowed money of others; (h) all premiums, penalties and change of control payments required to be paid or offered in respect of any of the foregoing as a result of the consummation of the transactions contemplated in this Agreement regardless if any of such are actually paid; and (i) all obligations of the Company, whether interest bearing or otherwise, owed to any Stockholder and or any Stockholder’s Affiliates (other than obligations incurred in the ordinary course of business or that are accrued in the Final Working Capital with respect to Stockholders who are employees of the Company).
“Indemnified Losses” means (a) all Indemnified Representation Losses; (b) all Indemnified Tax Losses; (c) all damages, losses, claims, liabilities, obligations, demands, Taxes, charges, suits, judgments, penalties, fines, awards, settlements, fees, costs, and expenses (including court costs, reasonable attorneys’ fees and costs and other expenses incurred, sustained, suffered, paid or properly accrued (in accordance with GAAP consistently applied) in investigating, defending against, prosecuting and preparing for, or otherwise in connection with, any litigation, claim, demand or proceeding or threatened litigation, claim, demand or proceeding) in connection with, based upon, resulting from, attributable to, related to, or arising out of (i) any violation, breach or default by the Representative, the Company, or any of the Equityholders, under this Agreement or any other Transaction Document, or failure by any of them to comply with, perform or observe, or to have complied with, performed or observed, any covenant, agreement, obligation or condition to be complied with, performed or observed by any of them pursuant to, this Agreement or any Transaction Document; (ii) any amounts paid to holders of Dissenting Shares in excess of the consideration that such holders would otherwise have been entitled to receive pursuant to Article II if such shares were not Dissenting Shares; (iii) errors in calculation or allocation of the Estimated Merger Consideration, the Net Closing Merger Consideration, the Adjusted Merger Consideration or any distributions of the Holdback Cash Consideration, (iv)  any Indebtedness of the Company or Company Transaction Costs as of the Closing Date that are not paid or satisfied as of the Closing Date; (v) the ownership by the Specified Persons of any Intellectual Property Rights or other assets, or the infringement, misappropriation or other violation by the Company of any Intellectual Property Rights owned or purportedly owned by the Specified Persons, in each case used or held for use by the Company in connection with the Business, or (vi) any obligations or liabilities under the Contract set forth on Schedule 10(vi) that survive the termination of such Contract.
“Indemnified Party” and “Indemnified Parties” means each of Parent and the Surviving Corporation, each officer, director, employee, consultant, stockholder, and Affiliate of Parent and the Surviving Corporation, and each member of an ERISA Group in which Parent or the Surviving Corporation is a member, and all of the foregoing collectively.
“Indemnified Representation Losses” means any and all damages, losses, claims, liabilities, demands, Taxes, charges, suits, judgments, penalties, fines, fees, costs, and expenses (including court costs, reasonable attorneys’ fees and costs and other expenses incurred, sustained, suffered, paid or properly accrued (in accordance with GAAP consistently applied) in investigating, defending against, prosecuting and preparing for, or otherwise in connection with, any litigation, claim, demand or proceeding or threatened litigation, claim, demand or proceeding) in connection with, based upon, resulting from, attributable to, related to, or arising out of any breach or inaccuracy by the Company, the Representative or any Equityholder of any of its, his or her representations or warranties under this Agreement, the Disclosure Schedule, or any of the certificates described in Sections 7.2(a), 7.2(b), 7.2(c), 8.2(b)(ii) or 8.2(b)(iii).
“Indemnified Tax Losses” means any and all Taxes, together with any costs, expenses or damages (including court and administrative costs and reasonable legal fees and expenses incurred in investigating and preparing for or participating in any Tax Proceeding) resulting from the determination, assessment or collection of such Taxes, (a) imposed on the Company, or for which the Company may otherwise be liable, for any Pre-Closing Tax Period and for the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 6.2(b)), (b) resulting from the breach of any of the representations and warranties set forth in Section 3.8 or covenants set forth in Section 6.2, (c) of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of the Company) was a member on or prior to the Closing Date by reason of Treasury Regulation Section 1.1502-6(a) or any analogous or similar foreign, state or local law, (d) of any other Person for which the Company is liable as a transferee or successor, by contract or otherwise, (e) that are social security, Medicare, unemployment or other employment or withholding Taxes owed as a result of any compensatory payments made in connection with this Agreement, including the cancellation and payment for any options or warrants, (f) that are Transfer Taxes as provided in Section 6.2(d) or (g) that are Sales Taxes relating to any Pre-Closing Tax Period as provided in Section 6.2(e) or (h) any increase in the Tax liability of the Company (including the inability to take a deduction) resulting from any failure to obtain the approval of the requisite stockholders necessary to approve payment of any amount, or the provision of any benefit that, separately or in the aggregate, would not otherwise be deductible by reason of Section 280G of the Code in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder; provided, however, that any Taxes that are taken into account as a liability in the calculation of Final Working Capital shall not be deemed to be Indemnified Tax Losses.
“Indemnifying Party” and “Indemnifying Parties” means each of the Equityholders.
“Intellectual Property Right(s)” has the meaning set forth in Section 3.10(a)(iv).
“Key Employee” has the meaning set forth in the Recitals.
“Knowledge” means the actual knowledge of each of Justin Alanis, Philip Plante, Danaus Chang, Roger Muckenfuss, Remington Blaize Wallace, Stephen Drydahl and Spencer Holt and knowledge of such facts or matters such Persons have after conducting a reasonable inquiry of his or her direct reports with operational responsibility for the fact or matter in question.
“Leased Real Property” has the meaning set forth in Section 3.9(d).
“Legal Proceeding” has the meaning set forth in Section 3.7.
“Letter of Transmittal” has the meaning set forth in Section 2.11(b)(iii).
“Lien Instrument” has the meaning set forth in Section 3.9(b).
“Liens” means liens, pledges, voting agreements, voting trusts, proxy agreements, security interests, mortgages, and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights-of-way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options or encumbrances of any kind.
“Loan Agreements” means, collectively, the Indebtedness documents set forth on Schedule 5.5 hereto.
“Major Customers” has the meaning set forth in Section 3.25.
“Major Supplier” has the meaning set forth in Section 3.25.
“Management Carveout Participant” means each individual who will receive a Management Carveout Payment, as set forth on the Payment Spreadsheet.
“Management Carveout Payment” means amounts payable in connection with the Merger pursuant to the terms of the Company’s Management Carveout Plan.
“Management Carveout Payment Amount” means the aggregate amount of all Management Carveout Payments to be the made in respect of the Management Carveout Plan to Management Carveout Participants, as set forth on the Payment Spreadsheet (excluding, for the avoidance of doubt, the Company’s portion of any withholding with respect to such Management Carveout Payments).
“Management Carveout Plan” means the Management Carveout Plan of the Company, approved by the Company’s Board of Directors on August 4, 2018.
“Mask Works” has the meaning set forth in Section 3.10(a)(iii).
“Material Adverse Effect” when used with respect to the Company means any effect, event, change, occurrence, fact, circumstance or development (whether or not foreseeable or known as of the date of the Closing or covered by insurance) that, individually or in the aggregate with any such other effects, events, changes, occurrences, facts, circumstances or developments, is or could reasonably be expected to be materially adverse to (a) the business, operations, assets, financial condition, results of operations, prospects or capitalization of the Company or (b) the ability of the Company or an Equityholder to consummate any transaction contemplated in this Agreement or any Transaction Documents; provided, however, that with respect to the preceding clause (a), none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (i) changes in general economic conditions; or (ii) changes in GAAP or Applicable Law or the interpretation thereof, (iii) the announcement or pendency of any of the transactions contemplated by this Agreement, (iv) the taking of any action reasonably required to cause compliance with this Agreement or the failure to take any action prohibited by this Agreement or any action taken or failure to take action which Parent has consented to or requested, (v) acts of war, sabotage or terrorism or military actions or any escalation or material worsening thereof, (vi) natural disasters or other similar force majeure events, or (vii) the taking of any action by Parent or any of its Affiliates, provided that the matters described in clauses (i) and (ii) shall be taken into account if an only to the extent that such changes disproportionately affect the Company, taken as a whole, as compared to other companies that operate in the industry in which the Company operates.
“Material Contract” means the Contracts listed in Sections 3.10(n), 3.10(o), 3.10(w), or 3.10(x) of the Disclosure Schedule and any of the following Contracts to which the Company is a party:
a)any Contract with a Major Customer, a Major Supplier or that requires future expenditures by the Company in excess of $25,000 per annum or that would likely result in payments to the Company in excess of $75,000 per annum (other than offer letters and employment agreements for the employment of the Company’s employees);
b)any Contract to which the Company is a party or by which the Company or any of its properties or assets is bound that is not terminable without penalty on notice of 90 days or less;
c)each lease, lease guaranty, sublease or other Contract for the leasing, use or occupancy of the Leased Real Property and each Contract or other right pursuant to which the Company uses or possesses any Personal Property (other than Personal Property owned by the Company);
d)any Contract with or otherwise for the benefit of any stockholder, director, officer or employee of the Company, or any member of his or her immediate family or, to the Knowledge of the Company, any Affiliate of any of such Persons, including any Contract providing for the furnishing of services by, rental of real or Personal Property from or otherwise requiring payments to or for the benefit of any such Person;
e)any Contract containing any covenant (i) limiting the right of the Company to engage in any line of business, make use of any Intellectual Property Rights or compete with any Person in any line of business; (ii) granting any exclusive distribution or supply rights; or (iii) otherwise having a Material Adverse Effect on the right of the Company to sell, license, distribute or manufacture any of the Company’s Products or services or to purchase or otherwise obtain any software, components, parts or subassemblies;
f)any Contract between the Company and any current or former employee, consultant or director of the Company pursuant to which benefits would vest or amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of the transactions contemplated in this Agreement or any other Transaction Document to which the Company is a party (whether alone or upon the occurrence of any additional or subsequent events);
g)any Contract that requires a Consent in connection with the Merger and/or the transactions contemplated in this Agreement;
h)any Contract the Company considers material to its Business; or
i)any other Contract, the termination or breach of which would have, or would be reasonably expected to have, a Material Adverse Effect on the Company.
“Merger” has the meaning set forth in Section 2.1.
“Merger Consideration” means an amount equal to $57,000,000.
“Merger Subsidiary” has the meaning set forth in the Preamble.
“Most Recent Financial Statements” has the meaning set forth in Section 3.5(a).
“Multiemployer Plan” has the meaning set forth in Section 4001(a)(3) of ERISA.
“Net Closing Merger Consideration” means an amount equal to (i) the Estimated Merger Consideration, minus (ii) the Holdback Cash Consideration, minus (iii) the Expense Fund Amount minus (iv) the Promised Option Payments Amount.
“Objection Notice” has the meaning set forth in Section 2.14(b).
“Order” means any award, writ, injunction, judgment, order or decree entered, issued, made, or rendered by, or settlement under the jurisdiction of, any Governmental Entity.
“Outstanding Common Share” or “Outstanding Common Shares” has the meaning set forth in Section 2.7(c).
“Outstanding Preferred Share” or “Outstanding Preferred Shares” has the meaning set forth in Section 2.7(b).
“Outstanding Share” means an Outstanding Preferred Share or Outstanding Common Share.
“Parachute Payment Waivers” means the waivers prepared by the Company with respect to each Disqualified Individual pursuant to which such Disqualified Individual waives the right to receive the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code.
“Parent” has the meaning set forth in the Preamble.
“Parent Charter Documents” has the meaning set forth in Section 4.1(b).
“Patents” has the meaning set forth in Section 3.10(a)(iii).
“Paying Agent” has the meaning set forth in Section 2.11(c).
“Payment Spreadsheet” has the meaning set forth in Section 2.11(a).
“Pay-Off Letters” means the letters, and any updates thereto, to be sent by each of the Company’s creditors pursuant to Section 5.5 under the Loan Agreements to Parent prior to Closing, which letters shall, among other things, specify the aggregate amount of Indebtedness that will be outstanding and satisfied prior to the Effective Time under each Loan Agreement and wire transfer information for each such lender to be paid at the Closing.
“Per Share Closing Consideration” means the amount of Net Closing Merger Consideration payable in respect of each Outstanding Share, as set forth in the Payment Spreadsheet, before taking into account any amounts withheld for taxes.
“Permits” has the meaning set forth in Section 3.13(a).
“Permitted Encumbrances” means (a) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (b) mechanics’, carriers’, workers’, repairers’ and similar liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the property so encumbered and that do not result from a breach, default or violation by the Company with respect to any Contract or legal requirement, (c) the rights of the lessors of any real or personal property leased to the Company and (d) charges, restrictions and encumbrances that do not detract from the value of or interfere with the present use of any property subject thereto or affected thereby.
“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.
“Personal Information” shall mean (i) any information that alone or in combination with other information held by the Company in proximity to such information can be used to specifically identify a natural person; (ii) information (other than name separated from any other information) from credit or debit cards of any Person; (iii) any protected health information as that term is defined under HIPAA or (iv) any protected health information as that term is defined under the HITECH Act.
“Personal Property” means all of the machinery, equipment, equipment structures, machinery, fixtures, hardware, systems, infrastructure, tools, motor vehicles, furniture, furnishings, leasehold improvements, office equipment, inventory, supplies, plant, spare parts, and other tangible personal property which are owned or leased by the Company and which are used or held for use in its business or operations, excluding any Technology or Intellectual Property Rights.
“Post-Closing Insurance Coverage” has the meaning set forth in Section 6.5.
“PPACA” has the meaning set forth in Section 3.17(r).
“Pre-Closing Statement” has the meaning set forth in Section 2.13.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.
“Preferred Stock” means the Series Seed Preferred Stock, the Series A-1 Preferred Stock and the Series A Preferred Stock.
“Prohibited Transaction” has the meaning set forth in Section 406 of ERISA and Section 4975 of the Code.
“Promised Option Holder” means each current or former service provider to the Company who was promised options to purchase shares of Common Stock, which options were never granted.
“Promised Option Payment” means each cash bonus, as set forth on the Payment Spreadsheet, payable to a Promised Option Holder in connection with the Merger in lieu of any Merger Consideration that might otherwise have been payable to such Promised Option Holder in respect of options to purchase shares of Common Stock, which options were promised to such Promised Option Holder but never granted.
“Promised Option Payments Amount” means the aggregate amount of all Promised Option Payments to be made to Promised Option Holders, as set forth on the Payment Spreadsheet (excluding, for the avoidance of doubt, the Company’s portion of any withholding with respect to such Promised Option Payments).
“PTO” has the meaning set forth in Section 3.10(b).
“Public Software” has the meaning set forth in Section 3.10(x).
“Real Property Leases” has the meaning set forth in Section 3.9(d).
“Receivables” has the meaning set forth in Section 3.11.
“Registered Intellectual Property” has the meaning set forth in Section 3.10(a)(v).
“Released Claims” has the meaning set forth in Section 6.6.
“Releasee” and “Releasees” have the meanings set forth in Section 6.6
“Releasors” has the meaning set forth in Section 6.6.
“Remedies Exceptions” has the meaning set forth in Section 3.3(b).
“Representative” means Fortis Advisors LLC, and any successor representative appointed in accordance herewith.
“Representative Engagement Agreement” has the meaning set forth in Section 11.2(b).
“Representative Expenses” has the meaning set forth in Section 11.2(c).
“Representative Group” has the meaning set forth in Section 11.2(b).
“Required Consents” has the meaning set forth in Section 7.2(d).
“Requisite Stockholder Approval” has the meaning set forth in the Recitals.
“Rules” shall have the meaning set forth in Section 3.12(a)
“Sales Taxes” has the meaning set forth in Section 6.2(e).
“Second Anniversary” has the meaning set forth in Section 10.5(b)(ii).
“Securities Act” has the meaning set forth in Section 3.2(c).
“Series A Preferred Stock” shall have the meaning set forth in Section 3.2(a).
“Series A-1 Preferred Stock” shall have the meaning set forth in Section 3.2(a).
“Series Seed Preferred Stock” shall have the meaning set forth in Section 3.2(a).
“Significant Owner” shall mean each of Justin Alanis and Philip Plante.
“Significant Owner Agreement” has the meaning set forth in the Recitals.
“Special Damages” means consequential damages that depend on future developments that are not reasonably foreseeable.
“Specified Competitor” has the meaning set forth in Section 3.28(a).
“Specified Persons” shall mean each Person set forth on Schedule 10(v).
“Standard Customer Contract” has the meaning set forth in Section 3.19(b).
“Stockholder” means each holder of Outstanding Shares of the Company.
“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date. Notwithstanding anything to the contrary herein, any franchise Tax shall be allocated to the period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by the payment of such franchise Tax.
“Support Documentation” has the meaning set forth in Section 2.14(a).
“Surviving Corporation” has the meaning set forth in Section 2.1.
“Target Working Capital” has the meaning set forth in Section 2.13.
“Tax” or “Taxes” means (a) any taxes, assessments, fees and other governmental charges imposed by any Governmental Entity, including income, profits, gross receipts, net proceeds, alternative or add on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), escheat, environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, social contributions, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge in the nature of or in lieu of a tax, including any interest, penalty, or addition thereto, whether disputed or not; (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of the operation of law (including by successor or transferee liability) or any express or implied obligation to indemnify any other Person.
“Tax Items” has the meaning set forth in Section 3.8(a).
“Tax Proceeding” has the meaning set forth in Section 6.2(c).
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof that is filed or required to be filed with any Taxing Authority.
“Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any Governmental Entity that imposes, or is charged with collecting, social security or similar charges or premiums.
“Technology” has the meaning set forth in Section 3.10(a)(vi).
“Termination Date” has the meaning set forth in Section 9.1(g).
“Third Party Action” has the meaning set forth in Section 10.2(a).
“Third Party Claim Notice” has the meaning set forth in Section 10.2(a).
“Threshold” has the meaning set forth in Section 10.6(a).
“Trade Secrets” has the meaning set forth in Section 3.10(a)(iii).
“Trademarks” has the meaning set forth in Section 3.10(a)(iii).
“Transaction Documents” means, collectively, this Agreement, the Disclosure Schedule, each Letter of Transmittal (and all documents delivered pursuant thereto), each Acknowledgement and Release, each Significant Owner Agreement, the Employment Documentation and the resignations described in Section 5.9, and the certificates described in Sections 7.2(a), 7.2(b), 7.2(c), 7.3(a), 7.3(b), 8.2(b)(ii) and 8.2(b)(iii) and each other agreement, document and instrument required to be executed in accordance herewith.
“Transfer Taxes” has the meaning set forth in Section 6.2(d).
“Unvested Option” means that portion of any option to purchase shares of the Company’s Common Stock that is outstanding, unexercised and unvested as of immediately prior to the Effective Time (excluding any portion that will become vested in connection with the Closing pursuant to the terms of such option).
“U.S. Export and Import Laws” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR 120‑130), the Export Administration Act of 1979, as amended (50 U.S.C. 2401‑2420), the Export Administration Regulations (EAR) (15 CFR 730‑774), the Foreign Assets Control Regulations (31 CFR Parts 500‑598), the laws and regulations administered by Customs and Border Protection (19 CFR Parts 1‑199) and all other U.S. laws and regulations regulating exports, imports or re‑exports to or from the United States, including the export or re‑export of goods, services or technical data from the United States of America.
“Vested Option” means that portion of any option to purchase shares of the Company’s Common Stock that is outstanding, unexercised and vested as of immediately prior to the Effective Time (including any portion that will become vested in connection with the Closing pursuant to the terms of such option).
“Vested Option Holder” means each holder of Vested Options as of immediately prior to the Effective Time.
“Vested Option Payment” has the meaning set forth in Section 2.11(b)(iv).
“Vested Option Payment Amount” means the aggregate amount of all Vested Option Payments to be made in respect of Vested Options to Vested Option Holders, as set forth on the Payment Spreadsheet (excluding, for the avoidance of doubt, the Company’s portion of any withholding with respect to such Vested Option Payments).
“Virus” has the meaning set forth in Section 3.10(z).
“Working Capital” means the current assets of the Company (including accounts receivable, prepaid expenses, prepaid commissions and other receivables that are current in nature), minus the current liabilities of the Company (including accounts payable, credit card payables, accrued payroll liabilities, accrued commissions, accrued bonuses, accrued 401(k) liabilities, accrued taxes, deferred revenue and other accrued liabilities) not repaid and settled from the Merger Consideration on the Closing, as shown on the Company’s balance sheet for the applicable measurement date, as determined consistent with the methodology used to prepare Schedule 2.13 (being in accordance with GAAP and consistently applied with the Company’s past accounting practices).
“Working Capital Shortfall” has the meaning set forth in Section 2.14(c).

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